UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

NEOGENIX ONCOLOGY, INC.

(Exact name of registrant as specified in its charter)

Maryland	16-1697150
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

445 Northern Boulevard, Suite 24, Great Neck, NY	11021
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (516) 482-1200

Copies to:

John C. Partigan, Esq.

Mark A. Kass, Esq.

Samuel E. Feigin, Esq.

Nixon Peabody LLP

401 9th Street, NW

Suite 900

Washington, DC 20004

(202)585-8000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.00001 par value

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

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EXPLANATORY NOTES

In this registration statement, unless the context indicates otherwise, the terms “Neogenix,” “Company,” “we,” “us” and “our” refer to Neogenix Oncology, Inc., a Maryland corporation.

Once this Form 10 registration statement is deemed effective, we will be subject to the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “scheduled,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

The forward-looking statements in this registration statement speak only as of the date hereof and caution should be taken not to place undue reliance on any such forward-looking statements. Forward-looking statements are subject to certain events, risks and uncertainties that may be outside of our control. When considering forward-looking statements, you should carefully review the risks, uncertainties and other cautionary statements in this registration statement as they identify certain important factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These factors include, among others, the risks described under Item 1A and elsewhere in this registration statement.

INDUSTRY AND MARKET DATA

This registration statement includes statistical and other industry and market data that we obtained from industry and government publications and research, surveys and studies conducted by third parties. Industry and government publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these industry and government publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

WHERE YOU CAN FIND MORE INFORMATION

When this registration statement is deemed effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission, or the SEC. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the Web site maintained by the SEC at http://www.sec.gov.

Our Web site is located at http://www.neogenix.com or http://www.neogenix.us. When this registration statement is effective, we will make available, through a link to the SEC’s Web site, electronic copies of the materials we file with the SEC (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings).

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Item 1.	Business.

OUR COMPANY

INTRODUCTION

Neogenix is a development stage biotechnology company focused on developing and commercializing therapeutic and diagnostic products for the early detection and treatment of pancreatic, colorectal, lung, cervical, ovarian, prostate, and other cancers. The markets for diagnostic and therapeutic products for these cancers are substantial and growing, and the limitations of many current diagnostic and therapeutic products are widely recognized.

We have developed several monoclonal antibodies, or “mAbs,” have filed patent applications related to several of those mAbs, and have two issued patents. In 2008, we began our first clinical study of a diagnostic product, using several of our mAbs, to detect pancreatic and colon cancers. In December 2009, we initiated a Phase I clinical trial of our lead therapeutic product candidate for advanced pancreatic and colorectal cancer, referred to as “NPC-1C”, following approval by the United States Food and Drug Administration (the “FDA”) of our investigational new drug application (“IND”). On May 3, 2010, this Phase I clinical trial was placed on clinical hold, and by letter dated May 28, 2010, the FDA lifted the clinical hold and concluded that the clinical trial may be resumed.

We believe that we possess unique and potentially important advantages in our efforts to develop products for the detection and treatment of cancers. We are developing our products with the use of a library of vaccines that includes a variety of tumor associated antigens, or “TAAs.” Some of these TAAs were administered to cancer patients in Phase I, II and III clinical trials conducted in the United States during the late 1970s and early 1980s, referred to here as the “Early Clinical Trials.” Data from the Early Clinical Trials suggested anti-tumor responses and prolonged survival for cancer patients with no measurable adverse effects.

We were awarded the 2007 Frost & Sullivan North America Excellence in Research Award in the field of Cancer Theranostics “in recognition of our pioneering efforts toward adopting a novel approach to innovative products that have the potential to serve both as a diagnostic tool and as a therapeutic agent against a diverse array of cancer indications.”

We have generated no revenues since inception through March 31, 2010 except for interest income earned on funds invested in bank certificates of deposit. We have never been profitable and, as of March 31, 2010, we have an accumulated deficit of approximately $83.5 million.

COMPANY HISTORY

Neogenix was incorporated in Maryland in December 2003 to build on the work of our founder, Dr. Myron Arlen, in the field of oncology, which was started thirty years earlier. In the 1970s and 1980s, Dr. Ariel Hollinshead, along with her collaborators (including Dr. Myron Arlen), isolated a variety of TAAs from numerous cancer patients’ tumors. These TAAs were administered to cancer patients in the United States during the late 1970s and early 1980s in Phase I, II and III clinical trials.

Data from some of those Early Clinical Trials were indicative of anti-tumor responses and increased survival for patients with cancer. Further, no measurable adverse effects were observed with these patients. The results of these Early Clinical Trials were published in peer-reviewed medical journals in the United States and Canada.

The published results from the Early Clinical Trials include the following:

In a Phase I trial of colorectal TAAs as vaccines, 82% of the 22 treated patients, with Dukes stages B2, C and D colorectal cancer, were alive at a median follow-up of 21 months; and of these, 59% were disease-free. No systemic toxicity (hepatic, renal, GI, respiratory, or neurologic) was observed with the vaccine. All patients developed skin ulcers at the vaccination sites. These were sometimes covered with vaseline impregnated gauze or treated by warm soaks and required four to five months to heal, leaving a scar at each site. Two patients developed fever and chills during the first day after vaccination, and the symptoms were resolved by the use of acetaminophen. None of the patients experienced itching or urticaria. There were no clinical or biochemical manifestations of any type of systemic toxicity including hepatic, renal, gastrointestinal, respiratory, or neurologic during the period of follow-up. The duration of follow-up ranged from three months to 36 months (median, 21 months). (Source: Specific active immunotherapy in patients with adenocarcinoma of the colon utilizing tumor–associated antigens (TAA). A phase I clinical trial, Hollinshead A, Elias EG, Arlen M, et al., CANCER 56(3):480-89, 1985).

In 1976, the results of a controlled Phase II trial using lung cancer TAAs were reported to show improved survival of post-operative stage I lung cancer patients. (Source: ANNALS NY ACAD. SCI. 277:436-466).

A follow-up Phase III trial was then performed with 85 patients with resectable stage I and II squamous cell lung cancer, randomized into three groups. The five-year survival data were reported as follows:

Study Group	5-year Survival Rate	Median Survival
Lung TAA + CFA adjuvant (500ug x 3 monthly doses)	75% alive	106 months (p=0.007)

CFA adjuvant alone	53% alive	71 months

Control	34% alive	38 months

(Source: Adjuvant, Specific, Active Immunotherapy for Resectable Squamous Cell Lung Carcinoma: a 5-year survival analysis, Takita H, Hollinshead AC, Adler RH, et al., J. SURG. ONCOL. 46(1):9-14, 1991).

No FDA approval has been sought or obtained for the TAAs or vaccines used in the Early Clinical Trials.

At the time of these Early Clinical Trials, genetic engineering technology was in its infancy and the active components of the TAAs or vaccines were not identified. In 2004, we acquired from Dr. Hollinshead the original vaccines and TAAs, and rights therein. Harnessing today’s genetic engineering techniques, we have explored aspects of the vaccine library at the molecular level and have developed our initial group of proprietary, monoclonal antibodies.

We are developing innovative protein-based monoclonal antibody products for both the diagnosis and treatment of various cancers. Our goals are (1) to develop in vitro diagnostic products derived from these mAbs to identify cancer-specific TAAs, and (2) to develop therapeutic products to attack tumors associated with such cancers.

In December 2008, we began a clinical study of our first diagnostic product candidate to detect pancreatic and colon cancers. The diagnostic candidate consists of the Neogenix serum enzyme-linked immunosorbent assay (“ELISA”) to detect Neogenix mAb-reactive biomarkers. The study is being conducted at Conemaugh Memorial Hospital in Johnstown, PA (“Conemaugh”). Management believes that the preliminary results of the Conemaugh diagnostic study with 40 patients support the proof-of-concept of our first diagnostic product candidate. This clinical study continues to add patients and the results will be updated later in 2010.

In December 2009, we initiated a Phase I clinical trial of our lead mAb product candidate for treatment of pancreatic and colorectal cancer. The clinical trial is being conducted at the Johns Hopkins University Hospital in Baltimore, MD (“Hopkins”), with another site at North Shore University Hospital in Manhasset, NY (“North Shore”).

We were awarded a U.S. patent in January 2008, with claims related to our lead therapeutic candidate. We have filed, and are pursuing, a number of additional patent applications. In December 2008, we acquired certain intellectual property and other assets from International Bio-Immune Systems, or IBS, including one issued patent, in exchange for shares of our common stock and warrants to acquire shares of our common stock. IBS was a biotechnology company specializing in development of cancer immunotherapy.

In December 2004, we executed a written agreement that memorialized an earlier verbal agreement with Dr. Ariel Hollinshead in which we acquired from Dr. Hollinshead certain assets, including reference materials, research logbooks and notes, and biological materials (including tumor-associated antigens and vaccines derived therefrom). We received these assets in August 2004. Under this agreement, we issued to Dr. Hollinshead 250,000 founders’ shares of our common stock, which were valued at par value per share, and agreed to make future royalty payments of between three and five percent of revenue received from the sale of related products, based on the extent that the assets assisted in the development of the product. The royalty term is perpetual. The assets acquired from Dr. Hollinshead may be deemed to assist in the development of our NPC1-C and h16C3 antibodies. To date, we have not paid any royalty payments under this agreement. In May 2006, this agreement was amended to include additional assets in return for the award of options to purchase 100,000 shares of our common stock at an exercise price per share of $3.00, fair valued at approximately $189,000.

Pursuant to a Patent Purchase and Transfer Agreement, dated November 20, 2008, we acquired patents, other intellectual property and related technology and assets from International Bio-Immune Systems Inc. (“IBS”), in return for 1,000,000 shares of our common stock, valued at $5.00 per share, and warrants to acquire 1,000,000 shares of our common stock at an exercise price of $6.00 per share, fair valued at $3.86 million in the aggregate, with a term that expires at the earliest of five years, completion of an initial public offering, or an exit event, as defined therein, issued to certain shareholders, officers, directors and creditors of IBS. The patent rights were assigned, effective December 31, 2008, under the terms of the agreement. Our Chairman and Director of Medical Affairs, Dr. Myron Arlen, was a stockholder of IBS (less than 1%) and had served as chief executive officer of IBS from inception until 2003.

SCIENTIFIC, MEDICAL AND INDUSTRY BACKGROUND

Relevant Cancer Facts

Around the world, only cardiovascular disease ranks higher than cancer as a non-infectious cause of death, according to the World Health Organization, or “WHO.” The WHO estimates that 25 million people have cancer in North America, Japan and Europe, with an additional 10.9 million cases diagnosed worldwide each year. The WHO estimates that by 2020, the number will grow to 15 million new cases every year. The American Cancer Society estimates that 1,479,350 people were diagnosed with cancer in the United States in 2009 (excluding carcinoma in situ of any site except urinary, bladder, and basal and squamous cell skin cancers) and that 562,340 people died from cancer. Deaths from cancer worldwide are projected by the WHO to continue rising, with an estimated 9 million people dying from cancer in 2015 and 11.4 million in 2030.

Estimated Market Size

The National Institutes for Health estimated overall costs for cancer in 2008 at $228.1 billion: $93.2 billion for direct medical costs (total of all health expenditures); $18.8 billion for indirect morbidity costs (costs of lost productivity due to illness); and $116.1 billion for indirect mortality costs (costs of lost productivity due to premature death). Costs also are likely to increase at the individual patient level as new, more advanced, and more expensive treatments are adopted as standards of care.

Monoclonal Antibodies

Antibodies are proteins made by the immune system that recognize foreign bodies and substances that invade and penetrate the skin and mucous membranes (such as bacteria, viruses, other pathogens and contaminants). An antibody is defined by its recognition of a particular foreign marker called an antigen. Upon exposure to the invading foreign substance, antibodies are generated in large numbers to seek the foreign substance, bind to the invader, and either kill directly or alert other immune cells to kill the bacteria. In most cases, the mammalian immune system is very efficient at recognizing and disposing of natural foreign invaders because the invaders are highly immunogenic.

To some extent, cancer cells behave as foreign invaders, expressing a protein or glycoprotein that can be recognized as foreign by the immune system of the cancer patient resulting in tumor surveillance. In most instances, however, the amount of immunogenic protein present on the tumor, coupled with other suppressive mechanisms of the tumor, is inadequate to control the disease.

Typically, an antigen has several specific recognitions sites called epitopes. Importantly, there are specific epitopes (reactive sites on the tumor protein) that are expressed on cancer cells that are not expressed by normal tissue. In the cases of spontaneous remission that occur rarely, some triggering event alerts the immune system to recognize the tumor and to destroy cells that express the cancer-specific epitope.

Monoclonal antibodies are produced by fusing single antibody-forming cells to tumor cells grown in culture. The resulting cell is called a hybridoma. The antibodies are called monoclonal antibodies because they are produced by the identical offspring of a single antibody producing cell. A monoclonal antibody can be used to determine the specific epitope that induced its formation. For example, a cancer antigen may have several unique epitopes that particular mAbs can potentially recognize and bind onto.

A key objective for cancer immunologists is to identify cancer-specific epitopes that can trigger an anti-tumor immune response. A goal of immunotherapists is to design treatments that target the cancer epitope and minimally cross-react with normal tissue. Monoclonal antibodies may be an effective approach to controlling or eliminating a cancer by directing the body’s immune system to target proteins in the cancer cells. A number of monoclonal antibodies are now FDA-approved as treatment for patients with certain cancers. A list which includes some of these monoclonal antibodies can be found at www.cancer.gov.

NEOGENIX ONCOLOGY: OUR DISTINCTIVE APPROACH

We believe that we possess several unique and potentially important advantages in our efforts to develop products for the detection and treatment of pancreatic, colorectal, lung, cervical and prostate cancers:

Our antibodies are designed to be specific to cancer cells by recognizing epitopes that are tumor specific, that is, found on cancer cells, but not normal cells. The results of an in vitro study we commissioned in 2008 showed that NPC-1C bound to pancreatic tumors but generally did not bind to normal tissues. Thus, we believe that these mAbs are directed against tumor specific antigens (“TSAs”). We consider that mAbs specific to cancer cells should provide superior therapeutic performance to non-specific mAbs, both in terms of safety and efficacy, and offer greater potential for diagnostic products. We also believe that the specific antibodies that we possess are not being pursued by others at the present time. We have not yet determined whether, and the extent to which, we have exclusive rights to the tumor associated antigens.

We have been able to develop several monoclonal antibodies from one TAA used in the Early Clinical Trials, part of the TAA library of vaccines acquired from Dr. Hollinshead and now owned by us. We believe that we can use the same technology to produce additional mAbs from other TAAs in this library.

PRODUCT DEVELOPMENT AND COMMERCIALIZATION PLAN

We are focused on two classes of products related to cancer management: clinical therapeutics and in vitro diagnostics. Diagnostics are expected to serve both as a screener (to detect the presence of disease) and as a predictor (to determine who is likely to respond to a specific therapy). Each product line is expected to have varying production considerations, regulatory issues, time to market, as well as potential partnering and licensing options that will need to be recognized.

Our leading mAb candidate currently in product development is a mAb that recognizes a particular epitope of a TSA from pancreatic/colorectal adenocarcinoma, referred to as “NPC-1C.” We believe that this particular target epitope has not been identified previously by others. This mAb is being developed as a therapeutic drug candidate for pancreatic and colorectal cancers and as part of a an in vitro diagnostic test for the detection of colon and pancreatic cancers.

We are working with two other mAb candidates for product development – mAbs referred to as h16C3 and 31.1. We believe that these two mAbs recognize particular epitopes of a TSA from pancreatic/colorectal cancer (both h16C3 and 31.1), and from adenocarcinoma of the lung (h16C3 only).

THERAPEUTIC MONOCLONAL ANTIBODIES

NPC-1C

Our NPC-1C therapeutic chimeric mAb drug candidate is being developed to address pancreatic and colorectal cancers. NPC-1C is designed to be specific for selected cancer cells. The committee responsible for assigning non-proprietary names in the United States (United States Adopted Name Council of the American Medical Association) has provisionally assigned the name “ensituximab” to NPC-1C.

Phase I Clinical Trial

We initiated a Phase I clinical trial of NPC-1C for advanced pancreatic and colorectal cancer in December 2009. The clinical trial is being conducted at Hopkins, with another site at North Shore. Hopkins has designated Dr. Luis A. Diaz as its principal investigator for the trial, and North Shore has designated Dr. Craig Devoe as its principal investigator for the trial.

The protocol provides that the trial is an open label, multi-center, dose escalation study, to be conducted at Hopkins and North Shore. The protocol includes approximately 12-24 pancreatic cancer patients who have failed first line therapy, as well as metastatic colon cancer patients who are refractory to standard treatment. To be eligible for the trial, a patient’s tumor must express the NPC-1C target antigen, as determined by immunohistochemistry.

The primary objectives of the Phase I clinical trial are (1) to determine the safety and tolerability of escalating doses of NPC-1C monoclonal antibody therapy and (2) to assess pharmacokinetics and select immune responses to the antibody at each dose level. Secondary objectives are (1) to evaluate evidence of clinical benefit, as measured by Response Evaluation Criteria In Solid Tumors (RECIST) criteria and (2) to explore the immunologic correlates associated with administration of NPC-1C monoclonal antibody therapy. Results will determine minimum standard dosage levels to be used in further trials.

In March 2010, the principal investigator at one of the hospitals conducting our Phase I clinical trial reported certain adverse events (side effects) experienced by two patients. There was evidence to suggest that two patients on the second cohort of the study may have had intravascular hemolysis that was possibly related to the drug. In intravascular hemolysis, red blood cells lyse or breakdown in the circulation, releasing hemoglobin into the plasma. The laboratory values suggesting this adverse event resolved spontaneously without any medical intervention. However, since these events were unexpected based on the pre-clinical studies, the protocol did not have monitoring to provide for early identification of hemolysis or plans for cessation of dose-escalation. In addition, this potential risk was not discussed in the consent form. Following a conference call with the two principal investigators conducting our clinical trial, we decided to temporarily suspend enrollment of new patients for a short period, to allow us to investigate and notify the FDA regarding our findings. We took these steps in consideration of the safety of our patients and to avoid possible future problems in the clinical development of NPC-1C. On Friday April 16, 2010, we held a teleconference with the FDA to discuss the issues identified in our clinical trial. We reached a tentative agreement with the FDA to make changes to our clinical study, including additional testing, monitoring, and analysis to increase our scientific knowledge regarding the mechanism of action of NPC-1C, and to ensure the continued safety of the patients being treated. We notified the principal investigators from both hospitals about the FDA discussion. We filed an amendment to our IND on May 3, 2010 that addressed the issues identified, and the trial was placed on clinical hold while we waited for FDA’s approval of that amendment. By letter dated May 28, 2010, the FDA approved the amendment to our IND, lifted the clinical hold and concluded that the clinical trial may be resumed. We are in the process of obtaining approval of the amendment to the clinical protocol from the Institutional Review Boards (“IRBs”) for the hospitals conducting the trials. We believe that following approval of the amendment to the protocol by the IRBs, we will resume accrual of patients to the clinical trial.

The Phase I trial is anticipated to last eight to ten months, to be followed by approximately three months of data analysis. Due to the uncertain nature of clinical trials, we cannot assure that this timeline will be realized.

As part of the process related to clinical trials, we are developing a companion diagnostic assay (immunohistochemistry) for co-development of the clinical trial. This diagnostic will screen for the presence of the NPC-1C antigenic marker and the applicability of the NPC-1C treatment.

The Phase I trial protocol currently provides that following completion of the Phase I trial, we would enroll an additional 10 patients with pancreatic cancer in a Phase IIA component, subject to FDA and IRB approval. One rationale for focusing on pancreatic cancer is our belief that our products in development will fill an unmet medical need.

The commercialization pathway for a therapeutic mAb drug is expected to be significantly longer compared to a mAb used as a diagnostic tool, given the FDA regulatory requirements necessary to gain final approval for a commercial therapeutic product (see our discussion in “Regulatory Matters” on page 10).

Pre-Clinical Trial Studies

Prior to submitting our IND to the FDA and commencing clinical trials, extensive in vitro and in vivo studies were conducted on NPC-1C, regarding efficacy and safety.

From 2006 to 2008, extensive in vitro studies were performed showing the ability of NPC-1C to kill both pancreas and colorectal tumor cell lines. Those tests have been reported and validated more recently to confirm our current good manufacturing practices (“cGMP”) product candidate.

In 2007, two proof-of-concept studies were conducted in immunodeficient mice to test the anti-tumor efficacy of the NPC-1C antibody. The studies measured in-life tumor volume and body weight as endpoints. All mice were injected with a human pancreatic cancer cell line which formed tumors in the mice. After the tumor was palpable, various treatments were initiated: The mice in the control group received saline injections (5 and 8 days after tumor injection). The mice in the experimental group were given our chimeric NPC-1C antibody and human peripheral blood mononuclear cells (5 and 8 days after tumor injection). Twenty-three days after the cancer cells were implanted in mice in the control group, tumors had grown, on average, to a size of 200 cubic mm or about 1 inch in size. The mice in the experimental group that received our antibody, however, showed tumor size significantly smaller than the tumor size in the control groups. In 10% of the mice receiving our antibody, the pancreatic cancer was completely eliminated. The graph below illustrates the average AsPC-1 human pancreatic tumor growth for each group plotted together. Tumor growth inhibition was observed during the antibody treatment phase of the study, and the difference between the NPC-1C treated mice and the control groups was statistically significant beginning on day 13 and continuing for the remainder of the study (P=0.0072 by one-way ANOVA, ANOVA being the analysis of variants between groups). In-life body weights were also measured during the study, and no significant changes among the groups were observed (P>0.05 by one-way ANOVA).

During June and July 2007, we repeated the proof-of-concept studies in mice to test the anti-tumor efficacy of our chimeric NPC-1C antibody. The test was conducted using immunodeficient mice, by an independent contract research organization. All mice were injected with a human pancreatic cancer cell line (AsPC-1). Following the injection of the cancer cells (when the tumor was palpable), mice were given four injections of human peripheral blood mononuclear cells (5, 9, 13 and 16 days after tumor injection respectively). The mice in the control group received saline injections (4, 8, 12 and 15 days after tumor injection). The mice in the experimental group were given our chimeric NPC-1C antibody (4, 8, 12 and 15 days after tumor injection). Twenty-nine days after the cancer cells were implanted in mice in the control group, tumors had grown, on average, to a size of 350 cubic mm or approximately 1.5 inches in size. Average tumor size in the mice in the experimental group that received our antibody was significantly smaller than the tumor size in the control groups, and was less than one-third the size of the control tumors. This second anti-tumor efficacy study indicated that our chimeric NPC-1C antibody achieved statistically significant anti-tumor effects in a reproducible manner. Tumor inhibition was evident during the treatment phase of the study, and the difference between the NPC-1C treated mice and the human IgG control mice was statistically significant beginning on Day 18 and continuing for the remainder of the study (P=0.0044 by one-way ANOVA). In-life body weights were also measured during the study, and no significant changes among the groups were observed (P>0.05 by one-way ANOVA).

The figure below reflects these results (the mice treated with NPC-1C are represented by the triangles):

Anti-Tumor Efficacy Study

NPC-1C in AsPC-1 Pancreatic Tumor

Xenograft Model, June, July 2007

We used the LS174T colorectal tumor cell line as a second xenograft tumor model. The LS174T cells were implanted subcutaneously in nude mice and the same treatment regimen was administered to these mice. The study measured in-life tumor volume and body weight as endpoints. The data shown in the graph below demonstrate that this is a very aggressive tumor in vivo since the study had to be terminated in less than 3 weeks. Nonetheless, we observed a 2-3-fold reduction in tumor growth in NPC-1C treated mice compared to the 2 control groups of mice following the treatment cycles. The anti-tumor effect upon treatment with NPC-1C was statistically significant on the last day of measuring tumors with P=0.0145 by one-way ANOVA. However, many of the tumors in the control groups became ulcerated and were greater than 1000 mm3 and the study had to be terminated. In-life body weights were also measured during the study, and no significant changes among the groups were observed (P>0.05 by one-way ANOVA).

Heavy arrows indicate days of NPC-1C injection (ip), light arrows indicate days of PBMC injection (ip), the asterisk (*) indicates statistically significant differences between NPC-1C treated mice with human IgG treated mice.

With regards to toxicity, a pilot toxicity study in mice conducted in the first quarter of 2008 provided preliminary evidence of the safety of chimeric NPC-1C. No significant change in body weights or behavior was recorded over the first 72 hours. At the 72-hour timepoint, the researchers humanely sacrificed the mice and collected various tissues, which were evaluated by an independent third party pathologist. Reported results indicated that serum chemistries, blood cell counts and tissues from all treatment groups were essentially normal. There were two exceptions: One mouse treated with 30mg/kg NPC-1C had minimal mineralization in one localized site of heart tissue, while another mouse treated with 3mg/kg had an acute unilateral pyelonephritis in one kidney. These findings are common to mice and are considered of unknown cause. No toxicity was observed in any tissues that was believed to be related to the treatment with NPC-1C.

In October 2008, a bio-distribution study in mice was conducted in which radio-labeled NPC-1C was injected into tumor-bearing mice. The study examined the extent to which NPC-1C binds to tumors, as opposed to blood and various organs. The data in the study showed that NPC-1C traffics through the mouse circulatory system and localizes and accumulates at the site of the tumor, where the antigen target is expressed. Importantly, there was little or no cross-reactivity to other major organ systems in the mouse. The figure below reflects these results:

An additional toxicology study was performed in the murine model on NPC-1C during the first half of 2009. The mice in the toxicology study were divided into five groups, with two control groups of mice injected with saline or irrelevant human IgG, and the other three with different doses of NPC-1C (group #1 saline control, #2 human IgG control, #3 NPC-1C 10 mg/kg, #4 NPC-1C 50 mg/kg, #5 NPC-1C 100 mg/kg). At 100 mg/kg in mice, this dose approaches more than 10-times the dose to be tested in the Phase I clinical trial in an attempt to induce toxicity in the mice. The mouse study was comprised of a total of four intravenous dosings, administered once per week. Two data points were taken: the first was 2 days following the end of the repeat dosing schedule, and the second was taken 3 weeks after the repeat dosing to allow the mice to recover should there be any toxicity recorded at the first timepoint.

There was no evidence of dose-related effects of the test article in clinical observations, body weights, food consumption and ophthalmology over the entire in-life phase of the study. At the pre-determined time points, the researchers humanely sacrificed the mice and collected all organs (including blood), and measured metabolites of toxicity in the mouse serum and urine. The independent contract research organization, and their subcontracting testing organizations, analyzed the tissues, serum, and blood collected from the sacrificed mice from both time points. The analysis showed some changes or trends in some hematology parameters and clinical chemistry parameters; however, these were relatively mild and remained within reference ranges with very few sporadic exceptions. They were not considered to be toxicologically significant. Histopathologic examination of all protocol-specified tissues from saline and high-dose NPC-1C groups at the Day-23 and Day-45 sacrifices did not reveal lesions associated with administration of the test article under the conditions of this study. Taken together, there were no indications of systemic toxicity associated with administration of NPC-1C under the conditions of this study. There were some minor trends and excursions in some of the organ weights and clinical pathology parameters; however, there were no histopathologic correlates. It was considered that these changes were related to a physiologic or pharmacologic response to NPC-1C and were not associated with toxicity.

As part of our IND application, in 2008 we commissioned an in vitro cross-reactivity study to determine if our cGMP NPC-1C binds to normal human tissues using standard immunohistochemical techniques in a tissue cross-reactivity study. The results of the study showed that NPC-1C bound specifically to pancreatic tumor tissue and certain human colon carcinoma tissue, but generally did not bind to the 37 normal human tissues tested. There was occasional weak cross-reactivity to some tissues of the gastrointestinal tract, not surprising given that the NPC-1C antigen, but not the epitope, is expressed normally by stomach and colon tissues.

h16C3

One of our other leading mAb candidates for therapeutic product development, h16C3, is a humanized mAb that we believe recognizes TSAs from pancreatic/colorectal cancers and adenocarcinoma. This monoclonal antibody may increase diagnostic and therapeutic coverage for both colon and pancreatic cancer.

Preliminary data collected in 2008 using human tissue samples demonstrated a high sensitivity and specificity by the h16C3 antibody. Results of that preliminary data found that 35 of 37 colon cancer samples stained positive, while none of the 20 normal colon samples stained positive; 19 of 21 pancreatic cancer samples stained positive, while none of the 10 normal pancreas tissues stained positive; and none of the 54 various normal tissue samples tested positive. These preliminary data suggest that this monoclonal antibody can distinguish cancer cells from normal cells – thus making it a candidate for a potential product for early diagnosis of both pancreatic and colorectal cancer.

In 2009, we conducted an initial proof-of-concept study in mice in the human pancreatic tumor CFPAC-1 xenograft model to examine the cancer efficacy of the h16C3 antibody. All mice were injected with a human pancreatic cancer cell line. This study measured in-life tumor volume and body weight as endpoints. The study showed h16C3 plus PBMC treated mice exhibited statistically significant anti-tumor effects compared to non-specific human IgG at both 100 ug dose (P= 0.0225 by t-test) and 250 ug dose (P= 0.0132 by t-test), as well as 250 ug of h16C3 without the addition of PBMC to the treatment (P= 0.0474). In-life body weights exhibited no significant changes among the groups (P>0.05 by ANOVA). The tests showed that h16C3-treated mice in the study had significantly smaller tumors, if any at all, compared to the control mice. There were four h16C3 treated mice with no visible/palpable tumor. The chart below summarizes the results. The bottom three lines in the chart represent mice injected with various dosages of h16C3, while the top two lines represent control mice.

Cell Line Production and Manufacturing

We have had cGMP NPC-1C manufactured for us by a contract manufacturer. We currently rely on contract manufacturers to produce our monoclonal antibodies used for our clinical studies. We plan to continue to rely upon contract manufacturers to manufacture our cell lines and mAb product candidates. We currently rely on a small number of manufacturers for such production. Although we believe that there are other manufacturers that can satisfy our clinical study requirements if a contract manufacturer provides us with insufficient or faulty supply or we are forced to identify and establish new relationships with contract manufacturers, we may suffer significant delay or material additional costs.

We are working to develop higher expression NPC-1C, h16C3 and 31.1 cell lines. In August 2009, we entered into a Services Agreement (the “Selexis NPC-1C Agreement”) with Selexis SA (“Selexis”) for the development of a high-expression production cell line expressing our NPC-1C antibody. Selexis has completed the work under the Selexis NPC-1C Agreement. The Selexis NPC-1C Agreement does not permit Selexis to license, sell, disclose or otherwise transfer the cell line to others. The Selexis NPC-1C Agreement also provides us with an option to proceed with similar projects for two additional cell lines. The Selexis NPC-1C Agreement further provides us with an option to enter into a commercial license agreement with Selexis to commercialize the Selexis-developed high performance NPC-1C cell line, the terms of which have already been negotiated. The commercial license agreement would include the following terms: a non-exclusive license to us of all Selexis intellectual property rights in the higher expression NPC-1C cell lines developed by Selexis, with a right to sublicense; milestone payments at the start of the Phase III Clinical Trial for the first therapeutic product containing the licensed product and the first commercial sale thereof; milestone payments at the start of a clinical study for the first diagnostic product containing the licensed product and the first commercial sale thereof; and royalties on net sales on all licensed products (subject to reduction for combination products and services). The royalty term with respect to each licensed product sold in a particular country terminates on the expiration of the last-to-expire or lapse of any valid patent claims covering the licensed product in such country. We have not exercised the option in the Selexis NPC-1C Agreement to enter into a commercial license, and the period to exercise the option terminates in late July 2010.

In April 2010, we entered into Service Agreements (the “Selexis h16C3 and 31.1 Agreements”) with Selexis for the development of high-expression production cell lines expressing our h16C3 and 31.1 antibodies. We have already paid a portion of the price of the services, with other payments due upon shipment to us of the clonal cell lines and delivery of the final report. The price is fixed at approximately $400,000, provided that the work is completed by Selexis. Selexis has not completed its work under the Selexis h16C3 and 31.1 Agreements. We have the right to terminate the Selexis h16C3 and 31.1 Agreements at any time and without cause. The Selexis h16C3 and 31.1 Agreements each contain an option to enter into a commercial license agreement with Selexis to commercialize the Selexis-developed high performance cell line, similar in its terms to that for NPC-1C.

DIAGNOSTIC MONOCLONAL ANTIBODIES

We are developing in vitro diagnostic test candidates for identification of cancer. The tests may analyze sources derived from blood, organs and/or biopsy tissues. We are looking at the potential use of a diagnostic test as a screener – to detect the presence of the disease – and/or a predictor of who would be likely to respond to therapy based on our therapeutic product candidates.

Data from pre-clinical cross-reactivity studies of NPC-1C indicated a sensitivity and specificity to colorectal and pancreatic cancers. The data also showed that the antigen was shed from the membrane of the tumor, so that it is possible to detect tumor antigen in the blood of patients. Similar tests on h16C3 and other antibodies showed similar results.

On the basis of these data, in December 2008, we began a clinical study of our first diagnostic product candidate to detect pancreatic and colon cancers. The diagnostic candidate consists of the Neogenix serum ELISA assay to detect NPC-1C-, h16C3- and 31.1-reactive biomarkers. The study is being conducted at Conemaugh. The protocol, approved by the Conemaugh IRB, provides for the evaluation of samples from up to 120 patients confirmed with pancreatic or colon cancer. Samples include sections from tumor biopsy and three serial blood draws for serum analysis.

During the first quarter of 2009, Conemaugh began patient selection, and collection of tissue and blood samples from patients. To date, 40 patients have been enrolled in the clinical diagnostic study. Tumor tissue samples from 38 patients in the study were tested by staining the tumor tissue with the Neogenix mAbs. Of the 38 tissue samples tested, 37 showed positive staining against the h16C3 antibody (97%), and 30 showed positive staining against the NPC-1C antibody (79%). Serum samples from the first 40 patients were tested, using our NPC-1C and h16C3 ELISA assays. Data from these first 40 patients indicate that both assays are able to detect antigens (tumor markers) shed into the blood and that a correlation exists between samples positive in the ELISA and the tissue staining. The study is ongoing.

REGULATORY MATTERS

The FDA and other federal, state, local, and foreign governmental authorities, extensively regulate, among other things, the research and development, clinical testing, manufacture, record keeping, quality control, safety, effectiveness, packaging, labeling, storage, distribution, advertising and promotion of therapeutic products and medical devices, including products intended for clinical diagnostic purposes. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

In the United States, the FDA regulates medical device and drug products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and its implementing regulations, and regulates biologic products under the Public Health Service Act, or PHS Act, and its implementing regulations.

Drugs and Biologics

The process required by the FDA before drugs and vaccines may be marketed in the U.S. generally involves the following:

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completion of extensive pre-clinical laboratory tests, pre-clinical animal studies and formulation studies all performed in accordance with FDA’s current Good Laboratory Practice, or cGLP, regulations;

•	submission of an IND application which must become effective before human clinical trials of drug and biologic products may begin;

•	completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a New Drug Application (“NDA”) if the product is a drug, or a biologics license application (“BLA”) if the product is a vaccine or another biologic;

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satisfactory completion of pre-approval or pre-license inspection of manufacturing facilities at which the product is produced to assess compliance with current Good Manufacturing Practice, or cGMP, regulations; and

•	FDA review and approval of the NDA or BLA prior to any commercial marketing, sale or shipment of the drug or biologic.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Pre-clinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of pre-clinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA.

Clinical Trials

Prior to commencing the first clinical trial in the United States, an IND must be submitted to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, within the 30-day time period, raises concerns or questions about the content of the IND or the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such case, the IND sponsor must resolve any outstanding concerns with the FDA before the clinical trial can begin. Amendments to the IND must be submitted for changes in the protocol, addition of new investigators, and new chemistry, toxicology or other technical information. Our IND submissions, or those of our collaborators, may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission before each clinical trial can begin. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practices, or GCPs, regulations and regulations for informed consent.

For purposes of NDA or BLA submission and approval, human clinical trials are typically conducted in the following phases, which may overlap:

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Phase I – Studies are initially conducted in a limited population to test the product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans or in patients, such as cancer patients. In some cases, particularly in clinical trials assessing a product candidate for the treatment of cancer, a sponsor may decide to conduct what is referred to as a “Phase Ib” evaluation, which is a second, safety-focused Phase I clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently approved drugs;

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Phase II – Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine preliminary efficacy of the product for specific targeted indications and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II clinical trial that could, if positive and accepted by the FDA, serve as a pivotal trial in the approval of a product candidate;

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Phase III – These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficiency with statistical significance, and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling; and

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Phase IV – In some cases, FDA may condition approval of an NDA/BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA/BLA approval. Such post-approval trials are typically referred to as Phase IV studies.

New Drug Applications and Biologic Licensing Applications

Results of product development, pre-clinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods and product composition, among other things, are submitted to the FDA as part of the NDA or BLA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs before it accepts them for filing. It may request additional information before it accepts an NDA or BLA for filing.

Once the submission has been accepted for filing, the FDA targets 10 months to review the application and respond to the applicant. This 10-month review time from the date of the receipt of the application is in accordance with the Prescription Drug User Fee Act. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA or BLA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret data. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV studies, and surveillance programs to monitor the safety effects of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs or other information. Before approving the NDA or BLA, the FDA will inspect the facilities at which the product is manufactured and tested, and will not approve the NDA or BLA unless the product is manufactured in compliance with cGMP.

Satisfaction of FDA requirements or similar requirements of other regulatory authorities typically takes at least several years and the actual time required may vary substantially based on, among other things, the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of drug or biologic candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our drug and biologic candidates on a timely basis, or at all. Even if a drug or biologic candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug or biologic may result in restrictions on the product or even complete withdrawal of the drug or biologic from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our drug or biologic candidates would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

The FDA has various programs, including fast track, orphan drug, priority review and accelerated approval, which are intended to expedite or simplify the process for reviewing drugs. Generally, drugs that may be eligible for these programs are those for serious or life threatening conditions, those with the potential to meet unmet medical needs and those that offer meaningful benefits over existing treatments. As a condition of approval, the

FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials. The FDA may require, or companies may pursue, additional clinical trials for the approved additional indication(s) after a product is approved. In addition, post-approval or Phase IV studies may be made a condition of NDA approval in certain circumstances.

Medical Devices

Clinical diagnostic products are regulated by the FDA as medical devices. Among other things, pursuant to the federal Food, Drug and Cosmetic Act (“FFDCA”) and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical devices distributed domestically, including clinical diagnostic products, are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each clinical diagnostic product or other medical device that we wish to market in the United States must first receive either clearance of a premarket notification under section 510(k) of the FFDCA (“510(k)”), or approval of a premarket application (“PMA”), from the FDA pursuant to the FFDCA. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can take significantly longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. None of our clinical diagnostic products under development have received 510(k) clearance or PMA approval.

The FDA decides whether a device must undergo either the 510(k) clearance or PMA approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination whether the product is a type of device that is similar to devices that are already legally marketed. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting 510(k) clearance, unless an exemption applies. The premarket notification must demonstrate that the proposed device is “substantially equivalent” in intended use and in safety and effectiveness to a legally marketed “predicate device” that is either in class I, class II, or is a class III device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for submission of a PMA application. All of our existing products are Class II devices.

Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA’s Quality System Regulation (“QSR”), facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure. Pursuant to the Medical Device User Fee and Modernization Act of 2002 (“MDUFMA”), as of October 2002 unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. Certain Class II devices are exempt from this premarket review process.

Class III devices are those devices which have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be assured solely by the General Controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness and must be approved through the premarket approval process described below. Premarket approval applications (and supplemental premarket approval applications) are subject to significantly higher user fees under MDUFMA than are 510(k) premarket notifications.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or deemed not substantially equivalent to a legally marketed predicate device, are placed in class III. These devices are required to undergo the PMA approval process in which the manufacturer must prove the safety and effectiveness of the device to the FDA’s satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

Before we can submit a medical device for 510(k) clearance, we may have to perform a short (i.e., months) method comparison study at clinical sites to ensure that end-users can perform the test successfully. This is a study in a clinical environment, but is not usually considered a clinical trial. A clinical trial may be required in support of a 510(k) submission and generally is required for a PMA application. These trials generally require an Investigational Device Exemption, or IDE, application approved in advance by the FDA for a specified number of patients, unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin if the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Clinical investigations of in vitro diagnostic tests are generally exempt from the IDE requirements, provided the testing is non-invasive, does not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject, and is not used as a diagnostic procedure without confirmation by another medically established test or procedure. Diagnostic devices exempt from IDE requirements cannot be used for human clinical diagnosis unless the diagnosis is being confirmed by another, medically-established diagnostic product or procedure.

Prior to approval, products labeled for research use only (“RUO”) are considered by the FDA to be in the laboratory research phase of development (i.e., either basic research or the initial search for potential clinical utility). RUO products are not to be represented as an effective in vitro diagnostic product. Products labeled for investigational use only (“IUO”) are considered by the FDA to be in the clinical investigation phase of development, where the safety and effectiveness of the product are being studied (i.e., the clinical performance characteristics and expected values are being determined in the intended patient populations). RUO and IUO products are not permitted to be represented as effective in vitro diagnostic products, and manufacturers must establish distribution controls to assure that RUO and IUO assays distributed for research, method comparisons or clinical trials are used only for those purposes.

Pervasive and Continuing FDA Regulation

After a drug or device is placed on the market, regardless of the classification or premarket pathway, significant regulatory requirements apply. Even if regulatory approval or clearance of a drug or medical device is granted, the FDA may impose limitations or restrictions on the uses and indications for which the drug or device may be labeled and promoted. Drugs and medical devices may be marketed only for the uses and indications for which they are cleared or approved. FDA regulations prohibit a manufacturer from promoting a drug or device for an unapproved, or “off-label” use.

Drug and device manufacturers must establish registration and device listings with the FDA before drugs or medical devices may be commercially marketed in the United States. For manufacturers of medical devices, the registration and device listing process includes an annual user fee payable at the time of registration. Our manufacturing processes and those of our suppliers are required to comply with the applicable portions of the QSR and drug cGMP regulation, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of our products. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Foreign facilities, which export products to the United States, may also be inspected by the FDA.

We are required to report to the FDA if our products cause or contribute to a death or serious injury or, for medical devices, malfunction in a way that would likely cause or contribute to death or serious injury were the malfunction to recur. We are also subject to correction and removal reporting regulations, which require that medical device manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health. The FDA and authorities in other countries can require the recall of products in the event of material defects or deficiencies in design or manufacturing. The FDA can also withdraw or limit our product approvals or clearances in the event of serious, unanticipated health or safety concerns.

The FDA has broad regulatory and enforcement powers. If the FDA determines that we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions from public warning letters, fines, injunctions, consent decrees and civil penalties to suspension or delayed issuance of approvals, seizure or recall of our products, total or partial shutdown of production, withdrawal of approvals or clearances already granted, and criminal prosecution. The FDA can also require us to repair, replace or refund the cost of devices that we manufactured or distributed, or replace and refund the cost of drugs that we manufactured or distributed. In the event that one of our suppliers fails to maintain compliance with our quality requirements or FDA’s applicable regulatory requirements, we may have to qualify a new supplier and could experience manufacturing bottlenecks or delays as a result. If any of these events were to occur, it could materially adversely affect us.

Foreign Regulation

In order for us to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business.

Many foreign countries in which we market or may market our products have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ.

The primary regulatory environment in Europe is that of the European Union, which consists of 25 countries encompassing most of the major countries in Europe. Marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marking authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

Under European Union regulatory systems, all medicinal products for human and animal use derived from biotechnology and other high-technology processes must be approved via the centralized procedure. Approving medicinal products under the centralized procedure requires submitting an application to the European Medicines Agency. Marketing authorization obtained through the centralized procedure for medicinal products is valid simultaneously in all EU Member States, plus Iceland, Liechtenstein and Norway.

The European Union requires that manufacturers of in vitro diagnostic products obtain the right to affix the CE mark to their products before selling them in member countries of the European Union. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device and in vitro diagnostic directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. Compliance with the Medical

Device Directive and In-Vitro Diagnostic Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the European Union.

INTELLECTUAL PROPERTY

We remain focused on building our intellectual property portfolio. Our first patent, U.S. Patent No. 7,314,622, was awarded by the United States Patent and Trademark Office (“USPTO”) in January, 2008. This patent encompasses the novel molecular aspects of NPC-1C, as well as chimeric and labeled derivatives of NPC-1C. This patent expires on April 14, 2026. A Divisional application, Ser. No. 12/000,701 was filed in the USPTO to extend the coverage of NPC-1C to the genes encoding it, and these claims were allowed in April, 2010. Moreover, we are pursuing patents to NPC-1C in relevant foreign jurisdictions, as shown in the table below. We have also filed an application, Ser. No. 12/266,889, with claims related to the antibody h16C3, which targets colon and pancreatic cancers. Each of these applications has foreign counterparts beyond the USPTO. The PTO issued to us a Notice of Allowance of this application, dated June 25, 2010. We recently filed patent applications with claims relating to an antigen of NPC1-C and claims relating to an antigen of 16C3.

We have also expanded our patent and patent application portfolio with the acquisition of assets of IBS, including U.S. Patent No. RE39,760 related to an antibody against colon cancer; U.S. applications Ser. No. 11/234,645 and Ser. No. 11/644,048, relating to aspects of an antibody against colon cancer; and foreign counterparts of these applications as shown in the table below. This patent expires on November 18, 2014. Recently, we learned that claims have been allowed for one of these foreign applications, European Patent Application Ser. No. 2002726672, relating to methods of diagnosing and treating pancreatic cancer. The terms of our patents may be extended under the provisions of 35 U.S.C. §156, but we have not submitted any application in pursuit of such extension.

Neogenix Oncology Patent Portfolio

U.S. Patent or Patent application	Expiration Date	Foreign Counterpart application
U.S. Patent No. 7,314,622, issued 1/1/08 claims relate to NPC-1C mAb Divisional Ser. No. 12/000,701, filed 12/17/07 claims relate to genes that encode NPC-1C	April 14, 2026	Australia, Ser. No. 2006236508 Canada, Ser. No. 2604238 Europe, Ser. No. 2006750336 Japan, Ser. No. 2008506789 India, Ser. No. 348/MUMNP/2007

U.S. Ser. No. 12/266,889, filed 11/7/08 relates to h16C3 mAb (Notice of Allowance dated June 25, 2010)

Australia, Ser. No. 2008323811

Europe, Ser. No. 08846429.2

Brazil, Ser. No. pending

Canada, Ser. No. 2,700,197

China, Ser. No. pending

India, Ser. No. 946/MUMNP/2010

Japan, Ser. No. pending

Mexico, Ser. No. MX/a/2001/004910

U.S. Patent No. RE39,760, re-issued 8/7/07 claims relate to an antibody against colon cancer	November 18, 2014

U.S. Ser. No. 11/234,645, filed 9/22/05 claims relate to chimeric antibody against colon cancer		Australia, Ser. No. 2002257089 Canada, Ser. No. 2441042 Europe, Ser. No. 2002726672 Japan, Ser. No. 2002572962

U.S. Ser. No. 11/644,048, filed 6/30/05 claims relate to an antibody against colon cancer		Canada, Ser. No. 2571743

U.S. Ser. No. 61/357,165, filed 6/22/10 claims relate to antigen of NPC1-C

U.S. Ser. No. 61/359,440, filed 6/29/10 claims relate to antigen of 16C3

COMPETITION

Our management team recognizes two classes of competitors that are established for the markets which we seek to reach.

The first class of competitor manufactures the established mAb drugs that are on the market today or are considered in-class drugs that are in development. Examples in this class include Avastin (Genentech/Roche), Erbitux (ImClone/Eli Lilly), and Herceptin (Genentech/Roche). These companies and their products may be considered as competitors because they are well established in the cancer marketplace, and are proficient manufacturers of therapeutic mAbs. In fact, these large corporations helped to revolutionize the technologies and to define the standards that the FDA has adopted and now require of others to commercialize mAb products.

Notwithstanding the foregoing, management believes that the TAAs that these companies are targeting their drugs against are very different from those to which we have access. These large companies and some smaller companies as well, are focusing their efforts on targeting well-known proteins that are expressed at higher levels in cancer cells as compared to normal cells, such as transcription factors (NF-KB), growth factor receptors (EGFR), and intracellular proteins involved in growth control of the cell (PTK). The research and clinical data being reported on these drugs show that they do indeed work to slow the growth of tumors, although management believes the effects are transient and unremarkable. Many of these large companies dedicate substantial efforts towards the development of these drugs, with the rationale that they can design an incremental improvement to the pre-existing drug. These large companies may also be viewed as potential partners, given the appropriate opportunity.

The second class of competitor includes smaller biotechnology companies, such as A&G Pharmaceutical, Inc., Seattle Genetics, Inc., and Peregrine Pharmaceuticals, Inc. that are researching mAb candidates as products for cancer applications. These competitors have some specialized technology or conceptual idea that may lead to a commercial product.

According to the 2009 Medicines in Development Report, there are over 750 therapeutics and vaccines in some stage of development to fight various cancers. Some 54 compounds are being developed for pancreatic cancer, and 70 medicines are in development for colorectal cancer. (Source: Medicines in Development for Cancer, 2009 report, Pharmaceutical Manufacturers & Research Association).

OPERATIONS

Location and Facilities

We have our executive offices and a diagnostic laboratory in Great Neck, NY. This facility will also be focusing on the design, development, and testing of diagnostic products. We operate a research and development facility in the Maryland Technology Development Center, located in Rockville, MD, along the I-270 Technology Corridor.

Personnel

We currently have twenty-four employees. Our leadership team includes former senior personnel from Amgen, Pfizer, Novartis, Quest Diagnostics and the National Cancer Institute (“NCI”), plus prominent medical practitioners in the field of oncology.

Item 1A.	Risk Factors.

RISK FACTORS

In addition to the other information contained in this Form 10, prospective investors should consider carefully the following risk factors before investing in our securities. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected.

RISKS RELATED TO OUR BUSINESS

WE ARE A DEVELOPMENT STAGE COMPANY WITH A HISTORY OF OPERATING LOSSES AND HAVE NOT ACHIEVED REVENUES TO DATE.

We are a development stage company formed in 2003 and have a limited operating history. To date we have engaged only in organizational, research, development and consulting activities. Accordingly, we are subject to all of the risks inherent in the establishment of a new business enterprise.

Since inception, we have generated no revenues from product sales. As of December 31, 2009, we had an accumulated deficit of approximately $77.4 million. We expect to incur additional losses as our research, development, clinical trial, manufacturing and marketing programs expand. The extent of future losses and the time required to achieve profitability is highly uncertain. There can be no assurance that we will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis.

WE HAVE NO PRODUCTS AVAILABLE FOR SALE AND DO NOT EXPECT TO HAVE ANY PRODUCTS AVAILABLE FOR SALE FOR AT LEAST THE NEXT 18 MONTHS, IF AT ALL.

Our potential products are in the early stages of development and the products we have under development, and any future product candidates, will require significant R&D efforts to establish safety and efficacy, including extensive clinical testing, non-clinical (animal and laboratory) testing and regulatory approval prior to commercial sale. We believe that it will be significantly longer than 18 months before any of our therapeutic products could be available for sale. Testing can be time consuming and costly. Our product candidates will be subject to the risks of failure inherent in the development of new cancer diagnostics and treatments. To achieve profitable operations, we, alone or with others, must successfully develop, obtain regulatory approval for, introduce, market and sell products. We cannot assure you that we will successfully complete our product development efforts, the manufacturing of our product candidates, that we will obtain required regulatory approvals in a timely manner, if at all, that we will be able to manufacture our product candidates at an acceptable cost and with acceptable quality or that we can successfully market any approved products.

IF WE DO NOT RAISE ADDITIONAL CAPITAL WE WILL NOT BE ABLE TO ACHIEVE OUR GROWTH OBJECTIVES AND MAY HAVE TO CURTAIL CLINICAL DEVELOPMENT OF OUR PRODUCTS.

To date, we have financed our operations principally through offerings of securities exempt from the registration requirements of the Securities Act. We believe that our available resources and cash flow will be sufficient to meet our anticipated working capital needs for twelve months from the date of this registration statement, however, unexpected changes to our business could significantly increase our operating expenses and capital requirements during this period. We will require substantial additional funds before we can expect to realize revenues from commercial sales. We expect to use additional funds raised for, among other things, the development of our product candidates, operating expenses, pursuing regulatory approvals, the development of manufacturing, marketing and sales capabilities, when appropriate, and for prosecuting and defending our intellectual property rights. We intend to seek additional funds through private financings or collaborative or other arrangements with third parties. If additional funds are raised by issuing equity securities, further dilution to existing stockholders may result and future investors may be granted rights superior to those of existing stockholders. There can be no assurance, however, that any such additional funding will be available to us when needed or, if available, that it will be on terms reasonable or acceptable to us. If adequate funds are not available, we may need to delay, scale back or eliminate certain of our research and development programs or license to third parties certain products or technologies that we would otherwise undertake or retain ourselves. If adequate funds are not available, there could be a material adverse effect on our business, financial condition and results of operations.

DEVELOPMENT OF OUR PRODUCTS WILL INVOLVE A LENGTHY AND COMPLEX PROCESS.

Our product candidates are currently in research and development and will require additional research and development, manufacturing, extensive clinical testing and regulatory approval prior to any commercial sales. We cannot predict if or when any of our products under development will be commercialized. We must complete clinical trials in the United States to demonstrate the safety and efficacy of our proposed products, prior to obtaining FDA approval. We cannot predict with any certainty the amount of time necessary to obtain regulatory approvals, that our clinical trials will be successful, or that FDA approval will be obtained. In addition, delays in obtaining necessary regulatory approvals of any proposed product could have an adverse effect on the product’s potential commercial success and on our business, prospects and financial condition. It is also possible that a product may be found to be ineffective or unsafe due to conditions or facts which arise after development has been completed and regulatory approvals have been obtained. In this event we may be required to discontinue any sales or withdraw such product from the market.

ANY FAILURE BY OUR COLLABORATIVE PARTNERS AND OTHER THIRD-PARTIES ON WHICH WE RELY TO ADEQUATELY PRODUCE AND TEST OUR CELL LINES MAY DELAY OR IMPAIR OUR ABILITY TO TEST, DEVELOP AND EVENTUALLY COMMERCIALIZE OUR PRODUCTS.

We rely on a small number of strategic partners for critical services for our business, including cell line production, manufacturing and testing. Although we believe we can find alternative sources for the services our business requires, the loss of our relationship with Selexis AG and other service providers or partners with which we may enter into relationships in the future could have an adverse material impact on our business because we do not have the internal resources, technical or financial, to bring any of these functions in-house nor do we believe we could quickly replace these functions with other third-party vendors without incurring significant delays. If we are unable to arrange for alternative sources for these services or partnerships, on commercially reasonable terms, we may not be able to complete development of our product candidates. We cannot assure you that our relationship with any of these entities will continue or that the services they provide to us will be sufficient for our operations. Revenues received by us will depend upon the efforts of third parties and there can be no assurance that such efforts will be successful. There can be no assurance that we will be able to negotiate, establish or maintain acceptable collaborative or other arrangements in the future, that such collaboration will be successful, or that we or our collaborators will be successful in gaining market acceptance for any products that may be developed by us. In addition, there can be no assurance that our collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors. To the extent that we choose not to or are unable to negotiate or maintain collaborations, we would experience increased capital requirements to undertake a commercialization program at our own expense. In addition, we may encounter significant delays in introducing our products into certain markets or find that the commercialization of our products in such markets may be adversely affected by the absence of collaborative agreements.

AS A PUBLIC REPORTING COMPANY, WE EXPECT THAT OUR ADMINISTRATIVE COSTS WILL BE SIGNIFICANTLY HIGHER THAN THEY ARE NOW, MAKING IT MORE DIFFICULT FOR US TO ACHIEVE PROFITABILITY.

As a public reporting company, we will be required to prepare and file with the SEC annual, quarterly and current reports as well as proxy materials and forms relating to the changes in stock ownership of our officers and directors. Filing this information with the SEC will require additional professional fees and administrative costs. These additional costs will increase our operating expenses and make it more difficult for us to become profitable.

WE HAVE NOT YET COMPLETED THE ASSESSMENT OF OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING REQUIRED BY THE SARBANES-OXLEY ACT OF 2002 AND THE COST OF COMPLIANCE COULD BE SIGNIFICANT.

We are in the process of developing our disclosure controls and procedures and our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and SEC regulations. Effective internal controls are necessary for us to provide reliable financial reports, to limit the risk of fraud and to operate successfully as a public reporting company. Our efforts to develop and maintain effective internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including controls that are necessary to comply with the requirements of Section 404 of the Sarbanes-Oxley Act and SEC regulations. Although company management and our auditors are not required to provide reports related to our internal control over financial reporting prior to our fiscal year ending December 31, 2011, the costs for developing effective systems of internal controls and obtaining an attestation report from an independent public accounting firm may be significant. Our management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

To comply with these requirements, we might need to acquire or upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. If we are unable to establish our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, if we are unable to conclude that our internal control over financial reporting is effective (or if the auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports.

IF WE ARE UNABLE TO SUCCESSFULLY COMPETE IN THE MEDICAL TECHNOLOGY FIELD, OUR BUSINESS, PRODUCT DEVELOPMENT AND FINANCIAL CONDITION WOULD BE MATERIALLY ADVERSELY AFFECTED.

We are engaged in the intensely competitive field of medical technology. A number of companies are seeking to develop products that may compete directly or indirectly with our own. Competition from these companies and others is expected to increase. Many of these competitors have substantially greater capital and other resources, and greater experience in the manufacturing, marketing and distribution of products than us. Our competitors may succeed in developing technologies and products that are more effective than those of our company, and such companies may be more successful than us in developing, manufacturing, gaining regulatory approval for and marketing their products. There can be no assurance that products, if any, resulting from our development efforts will obtain regulatory approval in the United States or elsewhere more rapidly than competitors’ products, or at all. Our inability to compete effectively against competitors could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO KEEP UP WITH TECHNOLOGICAL CHANGES IN OUR INDUSTRY OUR PRODUCTS MAY NOT BECOME COMMERCIALLY VIABLE.

We expect that the technologies associated with our efforts will continue to develop rapidly, and our future success will depend in large part on our ability to be in a competitive position with respect to technological changes in our industry. New developments in cancer treatments and diagnostics are expected to continue at a rapid pace in both industry and academia. There can be no assurance that research and discoveries by others will not be more effective than those of ours or that such research and discoveries by others will not render some or all of our programs, services or products noncompetitive or obsolete. No assurance can be given that unforeseen problems will not develop with the technologies used by us or that commercially feasible products or services will ultimately be developed by us.

OUR SUCCESS WILL DEPEND UPON OUR ABILITY TO SECURE PATENTS FOR OUR PRODUCTS AND PROTECT OUR TRADE SECRETS.

Our success will depend, in part, on our ability to obtain patents and protect trade secrets. However, there can be no assurance that any additional patents will be issued as a result of such patent applications or that issued patents will provide us with significant protection against competitors. There can be no assurance that our patents will be held valid if subsequently challenged. Moreover, there can be no assurance that any patents issued to or licensed by us will not be infringed or that third parties have not or will not independently develop either the same or similar technology. Similarly, no assurance can be given that other parties will not be issued patents which will prevent, limit or interfere with one or more of our products, or will require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations. Even if we are successful in obtaining patent protection, there can be no assurance that one or more competing products will not be developed and marketed or that any such patents will provide competitive advantages for our products.

We also rely upon unpatented proprietary technology, know-how and trade secrets. We seek to protect our trade secrets and proprietary know-how, in part, through confidentiality agreements with employees, consultants and advisors, and we seek to require any corporate sponsor with which we enter into a collaborative research and development agreement to do so as well. No assurance can be given that these confidentiality agreements will not be violated, that we will have adequate remedies for any breach, that others will not independently develop or otherwise acquire substantially equivalent proprietary technology and trade secrets or disclose such technology or that we can meaningfully protect our rights in trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Any disclosure of such information could have a material adverse effect on our business, financial condition and results of operations. In addition, others may hold or receive patents that contain claims that may cover products developed by us.

PROTECTING OUR INTELLECTUAL PROPERTY COULD EXPOSE US TO COSTLY LITIGATION.

Litigation, which could result in substantial cost to and diversion of effort by us, may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us, to defend ourselves against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Patent litigation is costly and time consuming, and we may not have sufficient resources to pursue such litigation. We may have to alter our products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to us. If we do not obtain a license under such patents, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages, may encounter significant delays in bringing products to market or may be precluded from using products requiring such licenses.

WE MAY INCUR MATERIAL COST INCREASES AS A RESULT OF PRODUCT LIABILITY CLAIMS THAT MAY BE BROUGHT AGAINST US.

Our business will expose us to potential liability risks that are inherent in the testing, manufacturing and marketing of medical products. There can be no assurance that we will be able to obtain and maintain adequate insurance coverage at acceptable cost, if at all. There can be no assurance that the level or breadth of insurance coverage maintained by us will be adequate to fully cover potential claims. As of March 31, 2010, our level of products liability insurance coverage is $5,000,000 in the aggregate, and excludes damages for product recalls. No assurance can be given that we will be able to maintain or increase this level of products liability insurance coverage. A successful claim or series of claims brought against us in excess of our insurance coverage, and the effect of any product liability litigation upon the reputation and marketability of our products, together with the diversion of the attention of our key personnel, could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON KEY PERSONNEL AND SCIENTIFIC CONSULTANTS AND THE LOSS OF THESE KEY PERSONNEL AND CONSULTANTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, INCLUDING OUR RESEARCH AND DEVELOPMENT OBJECTIVES.

Because of the specialized nature of our business, our success will depend, in large part, on our ability to attract and retain highly qualified scientific and business personnel. Failure to attract, or the subsequent loss of, key scientists and other executive officers would be detrimental to us and would impede the achievement of our development objectives. The competition for experienced management personnel amongst the numerous biotechnology, pharmaceutical and healthcare companies, universities and nonprofit research institutions is intense, and there can be no assurance that we will be able to attract and retain qualified personnel necessary for the development of our business. We are relying on the continued involvement of our key officers, directors and advisors and are particularly dependent upon the involvement of Dr. Myron Arlen, Dr. Philip Arlen, Peter Gordon and other senior executives. The loss of Dr. Myron Arlen, Dr. Philip Arlen, Mr. Gordon and other senior executives could have a material adverse impact on us.

WE HAVE LIMITED SENIOR MANAGEMENT RESOURCES AND MAY BE REQUIRED TO OBTAIN ADDITIONAL MANAGEMENT EXPERTISE TO MANAGE OUR GROWTH.

Expansion of our business would place a strain on our limited managerial, operational and financial resources. We will be required to expand, train, and manage our work force in order to manage the expansion of our operations. Our ability to attract and retain highly skilled managerial personnel familiar with our industry is critical to our operations and expansion. We face competition for these types of personnel from other technology companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human, and other resources than we have. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION IN JURISDICTIONS AROUND THE GLOBE IN WHICH WE EXPECT TO DO BUSINESS. REGULATIONS IMPOSED BY THE FDA AND SIMILAR AGENCIES IN OTHER COUNTRIES CAN SIGNIFICANTLY INCREASE OUR COSTS.

The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of pharmaceutical and diagnostic products through lengthy and detailed pre-clinical, laboratory, manufacturing and clinical testing requirements and other costly and time-consuming procedures to establish their safety and efficacy. The approval process is expensive, time-consuming, uncertain and subject to unanticipated delays. Satisfaction of the requirements typically takes a significant number of years and can vary substantially or never be achieved based upon the type, complexity and novelty of the product. Delays in obtaining governmental regulatory approval could adversely affect our marketing as well as our ability to generate significant revenues from commercial sales. There can be no assurance as to when or whether we, independently or with any collaborative partners, might first submit a product application for FDA or other regulatory review, and there can be no assurance that FDA or other regulatory approvals for any product candidates developed by us will be granted on a timely basis or at all. The effect of government regulation may be to delay marketing of our potential products for a considerable or indefinite period of time, impose costly procedural requirements upon our activities and furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs. In addition, product approvals, if obtained, could be withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen clinical or other problems following initial marketing.

As with many biotechnology and pharmaceutical companies, we are subject to numerous costly and diverse environmental, laboratory animal and safety laws, rules, policies and regulations. Any violation of these regulations could materially adversely affect our business, financial condition and results of operations.

WE PLAN TO RELY UPON THIRD-PARTY PARTNERS FOR THE MANUFACTURE OF ANY PRODUCTS WE DEVELOP. IF SUCH PARTNERSHIPS ARE UNSUCCESSFUL, WE COULD BE PREVENTED FROM COMMERCIALIZING OUR PRODUCTS ON A TIMELY OR PROFITABLE BASIS.

We have not invested in the development of internal manufacturing, marketing or sales capabilities. We currently, and plan to continue to, rely on contracted third parties and/or pharmaceutical partners for the manufacture of products in accordance with cGMP as prescribed by the FDA and other regulatory authorities and to produce adequate supplies to meet future development and commercial requirements. If we are unable to retain third-party manufacturing on commercially acceptable terms or if third-party manufacturers are unable to manufacture products in accordance with cGMP or to produce adequate supplies, our ability to advance our products will be adversely affected, and the submission of products for final regulatory approval and initiation of marketing would be delayed. This, in turn, may prevent us from commercializing our product candidates as planned, on a timely basis or on a profitable basis, which may have a material adverse effect on our business, financial condition and results of operations.

IN ORDER FOR OUR BUSINESS TO SUCCEED, PRODUCTS WE DEVELOP MUST ACHIEVE MARKET ACCEPTANCE WITH THE MEDICAL COMMUNITY AND THIRD-PARTY PAYORS.

The commercial success of the products we may develop, when and if approved for marketing by the FDA and corresponding foreign agencies, will depend on their acceptance by the medical community and third-party payors as clinically useful, cost-effective and safe. Market acceptance, and thus sales of our product candidates, will depend on several factors, including clinical effectiveness, the degree to which our product offers an improvement versus current therapies, safety, price, ease of administration, and the rate of adoption of new cancer treatment and diagnostic options. Market acceptance will also depend on our ability establish our products as a new standard of care in appropriate treatment guidelines, and that of our strategic partners to educate the medical community and third-party payors about their benefits. We can not assure you that our product candidates will gain market acceptance. If our products do not achieve market acceptance, we may not generate sufficient revenues to achieve or maintain profitability.

WE MAY PURSUE ACQUISITION OPPORTUNITIES AND STRATEGIC ALLIANCES, WHICH MAY SUBJECT US TO CONSIDERABLE BUSINESS AND FINANCIAL RISK.

We may pursue acquisitions of companies, assets or complementary technologies or strategic alliances in the future. Acquisitions and strategic alliances may expose us to business and financial risks that include, but are not limited to:

•	diverting management’s attention;

•	incurring additional indebtedness;

•	dilution of our common stock due to issuances of additional equity securities;

•	assuming additional liabilities;

•	incurring significant additional capital expenditures, transaction and operating expenses;

•	failing to integrate the operations of an acquired business into our own, including personnel, technologies and corporate cultures;

•	failing to achieve operating and financial synergies anticipated to result from the acquisitions and strategic alliances; and

•	failing to retain key personnel of, vendors to and customers of the acquired businesses.

If we are unable to successfully address the risks associated with acquisitions and strategic alliances, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and participation in strategic alliances and the expansion of operations, our growth may be impaired, we may fail to achieve anticipated synergies and we may be required to focus resources on integration and other activities rather than on our primary business.

CONDUCTING CLINICAL TRIALS IS A LENGTHY, COSTLY AND UNCERTAIN PROCESS THAT MAY NOT DEMONSTRATE THAT OUR PRODUCT CANDIDATES ARE SAFE OR EFFECTIVE, OR RESULT IN REGULATORY APPROVAL.

To receive regulatory approval for the commercial sale of NPC-1C or any other product candidates, we must successfully complete adequate and well controlled clinical trials demonstrating, with substantial evidence, the efficacy and safety of our product candidates in the indications being studied. Clinical testing is expensive, takes many years to complete and has an uncertain outcome. Clinical failure can occur at any stage of the testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing. In addition, the results of our clinical trials may show that our product candidates may cause undesirable side effects, which could interrupt, delay or halt clinical trials, resulting in the denial of regulatory approval by the FDA and other regulatory authorities.

Although we have recently initiated a Phase I study for NPC-1C in patients with advanced pancreatic and colorectal cancer, we cannot be certain if or when we will initiate or complete additional testing, including required registration trials. The results of preclinical or earlier stage clinical trials do not necessarily predict safety or efficacy in humans. Furthermore, we cannot guarantee that our clinical trial designs are adequate to satisfy regulatory requirements for proof of safety and efficacy necessary for approval of our products.

Clinical trial data may reveal new safety concerns that may require additional clinical trials to, among other things, assess and possibly reduce the risk. Clinical trials that successfully meet their efficacy endpoints may nonetheless require additional clinical trials for regulatory approval. If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, particularly for our NPC-1C product candidate, we may be delayed in obtaining, or may not be able to obtain, marketing approval for these product candidates. In addition, we may not be able to obtain approval for indications that are as broad as we intended.

DELAYS IN THE COMMENCEMENT, ENROLLMENT AND SUCCESSFUL COMPLETION OF CLINICAL TESTING COULD RESULT IN INCREASED COSTS TO US AND DELAY OR LIMIT OUR ABILITY TO OBTAIN REGULATORY APPROVAL FOR OUR PRODUCT CANDIDATES.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, delays in the commencement, enrollment and completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials for NPC-1C or our other potential product candidates will begin on time or be completed on schedule, if at all. Clinical trials may not be commenced, may be delayed or may be unsuccessful for a variety of reasons, including:

•

we may not reach agreements on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

we may be unable to engage a sufficient number of adequate trial sites because many candidate sites are already engaged in other clinical trial programs for the same indication as our product candidates;

•

we may not recruit and enroll patients to participate in clinical trials due, among other things, to small numbers of patients in the target population, changing standards of medical care, failure to meet enrollment criteria and competition from other clinical trial programs for patients with the same indication as our product candidates;

•	patients who do not meet enrollment criteria may be erroneously enrolled in our clinical trials, which may negatively impact our clinical data and/or result in unforeseen patient safety issues;

•

we may be unable to maintain sites that we have engaged if such sites are required to withdraw from a clinical trial or become ineligible to participate in clinical studies for contractual, legal or medical reasons;

•

we may not retain patients who have initiated a clinical trial due, among other things, to patients’ tendencies to withdraw due to inability to comply with the treatment protocol, perceived lack of efficacy, personal issues, side effects from the therapy or unavailability for further follow-up; and

•	we may not secure adequate funding to continue or complete our clinical trials.

Successful completion of a clinical trial requires clinical sites to store, handle, document and administer the product candidate appropriately and to perform outcome assessments according to the trial’s protocol. Any site’s failure to handle the clinical trial material properly, to follow the protocol or to perform the outcome assessments appropriately could result in contamination or inactivation of the clinical trial material or could generate incomplete or potentially misleading data that might call the trial results into question. If any of these events were to occur, we may have to repeat all or a portion of the clinical trial.

If we experience delays in the commencement, enrollment or successful completion of our clinical trials, or if our clinical trials fail, we would experience significant increases in costs and we may not obtain regulatory approval in a timely manner, if at all.

ALL OF OUR PRODUCTS IN DEVELOPMENT REQUIRE REGULATORY REVIEW AND APPROVAL PRIOR TO COMMERCIALIZATION. ANY DELAY IN THE REGULATORY REVIEW OR APPROVAL OF ANY OF OUR PRODUCTS IN DEVELOPMENT WILL HARM OUR BUSINESS.

All of our products in development require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our products in development would delay market launch, increase our cash requirements and result in additional operating losses.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, takes many years and varies substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely complex, expensive and uncertain. We may not be able to maintain our proposed schedules for the submission of any NDA, BLA, 510(k) or PMA in the United States or any marketing approval application or other foreign applications for any of our products.

We may seek fast track designation, priority review or accelerated approval for our product candidates, which are FDA programs intended to facilitate the development of and expedite the review of drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. We cannot predict whether any of our product candidates will obtain a fast track, priority review or accelerated approval designation, or the ultimate impact, if any, of the fast track, priority review or accelerated approval process on the timing or likelihood of FDA approval of any of our product candidates. Furthermore, if we receive accelerated approval of one of our product candidates based on a surrogate endpoint and fail to timely demonstrate statistically significant benefit under a clinical endpoint post-approval, we will be required to withdraw our product from the market.

If we submit any NDA or PMA, including any amended NDA or PMA, to the FDA seeking marketing approval for any of our products, the FDA must decide whether to either accept or reject the submission for filing. We cannot be certain that any of these submissions will be accepted for filing and reviewed by the FDA, or that our marketing approval application submissions to any other regulatory authorities will be accepted for filing and reviewed by those authorities. We cannot be certain that we will be able to respond to any regulatory requests during the review period in a timely manner without delaying potential regulatory action. We also cannot be certain that any of our products will receive favorable recommendation from any FDA advisory committee or foreign regulatory bodies or be approved for marketing by the FDA or foreign regulatory authorities.

In addition, delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and/or studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and/or the emergence of new information regarding our products or other products. Approvals may not be granted on a timely basis, if at all, and if granted may not cover all of the indications for which we may seek approval. Also, an approval might contain significant limitations in the form of warnings, precautions or contraindications.

WE INTEND TO DEVELOP A DIAGNOSTIC TEST FOR PATIENT SELECTION FOR NPC-1C, AND SUCH TEST MAY NOT BE ACCURATE OR USEFUL FOR THE INTENDED PURPOSES, AND MAY ITSELF REQUIRE REGULATORY APPROVAL.

We intend to develop a diagnostic test for patient selection for NPC-1C. If we cannot develop a test that we can successfully use to identify the appropriate patients for NPC-1C, clinical development and regulatory approval of NPC-1C could be significantly delayed. We believe such a test will require its own regulatory approval and delays or failure to obtain such regulatory approval would delay or prevent us from commercializing NPC-1C.

WE HAVE NO EXPERIENCE MANUFACTURING LARGE CLINICAL-SCALE OR COMMERCIAL-SCALE PHARMACEUTICAL PRODUCTS AND HAVE NO MANUFACTURING FACILITY. AS A RESULT, WE ARE DEPENDENT ON NUMEROUS THIRD PARTIES FOR THE MANUFACTURE OF OUR PRODUCT CANDIDATES AND OUR SUPPLY CHAIN, AND IF WE EXPERIENCE PROBLEMS WITH ANY OF THESE SUPPLIERS THE MANUFACTURING OF OUR PRODUCTS COULD BE DELAYED.

We do not own or operate manufacturing facilities for clinical or commercial manufacture of our product candidates, which includes the drug substance and the finished drug product. We currently outsource all manufacturing and packaging of our pre-clinical and clinical product candidates to third parties. In addition, we do not currently have any agreements with third-party manufacturers for the long-term commercial supply of many of our product candidates. The manufacturers, therefore, could discontinue the manufacture or supply of our products at any time. Our inability to obtain adequate supply could delay or otherwise adversely affect the clinical development of our product candidates.

We recently changed manufacturers of NPC-1C and we must show that the new manufacturer’s product is comparable to the previous manufacturer’s product. If the products are not comparable, the FDA may require us to postpone planned trials while we perform additional studies including preclinical safety toxicology and possibly a new Phase I trial. We are working to develop higher expression cell lines to produce our antibodies, and we must show that any new product manufactured from these cell lines is comparable to the previous product. If the products are not comparable, the FDA may require us to postpone planned trials while we perform additional studies including preclinical safety toxicology and possibly a new Phase I trial.

We may be unable to enter into agreements for future clinical or commercial supply of our product candidates with third-party manufacturers, or may be unable to do so on acceptable terms. Even if we enter into these agreements, the various manufacturers of each product candidate will likely be single source suppliers to us for a significant period of time. We may not be able to establish additional sources of supply for our products prior to commercialization.

The manufacturers of our product candidates are also subject to various licensing and regulatory requirements. Our manufacturers are subject to the licensing requirements of the FDA, and state and foreign regulatory authorities. Our manufacturers’ facilities are subject to inspection by the FDA, and state and foreign regulatory authorities. Failure to obtain or maintain these licenses or to meet the inspection criteria of these agencies would disrupt our manufacturing processes and adversely affect our ongoing clinical trials and our business and future prospects, results of operations, financial condition and cash flow. Any failure by our manufacturers to follow or document their adherence to cGMP regulations or satisfy other manufacturing and product release regulatory requirements may lead to significant delays in the availability of products for commercial use or clinical study, may result in the termination of or hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. Failure to comply with applicable regulations could also result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could harm our business. Failure by any of our suppliers to comply with applicable regulations or inability or unwillingness to supply on the part of any of these suppliers may result in long delays and interruptions to our manufacturing capacity while we seek to secure and qualify another supplier who meets all applicable regulatory requirements.

Any of these factors could cause the delay or suspension of initiation or completion of our clinical trials, regulatory submissions, required approvals or commercialization of our products, could cause us to incur higher costs in connection with the manufacture of our product candidates and could prevent us from commercializing our product candidates successfully. Furthermore, if our third-party manufacturers fail to deliver the required commercial quantities of our finished product, if and when it is approved for marketing, on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenue.

EVEN IF OUR PRODUCT CANDIDATES RECEIVE REGULATORY APPROVAL, THEY WILL BE SUBJECT TO ONGOING REGULATORY REQUIREMENTS AND MAY FACE REGULATORY AND ENFORCEMENT ACTION.

Even if U.S. regulatory approval is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. Given the number of recent high-profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk management programs which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. For example, any labeling approved for NPC-1C or any other product candidates may include a restriction on the term of its use, or it may not include one or more of our intended indications.

Our product candidates, if approved for commercial use, will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record keeping and submission of safety and other post-market information on the product. In addition, approved products, manufacturers and manufacturers’ facilities are subject to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency or problems with the facility where the product is manufactured, the regulatory agency may impose restrictions on that product or us, including correcting promotional literature or requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, such as cGMPs, a regulatory agency may:

•	issue warning letters;

•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	impose civil or criminal penalties;

•	suspend regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require a product recall.

EVEN IF OUR PRODUCT CANDIDATES RECEIVE REGULATORY APPROVAL IN THE UNITED STATES, WE MAY NEVER RECEIVE APPROVAL OR COMMERCIALIZE OUR PRODUCTS OUTSIDE OF THE UNITED STATES.

In order to market and commercialize any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. For example, European regulatory authorities generally require a trial comparing the efficacy of the new drug to an existing drug prior to granting approval. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval processes in other countries include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects regarding FDA approval in the United States. Such effects include the risks that our product candidates may not be approved for all indications requested, which would limit the uses for which our products may be marketed and have an adverse effect on product sales and potential royalties, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

RISKS RELATED TO OUR COMMON STOCK

THERE IS CURRENTLY NO TRADING MARKET FOR OUR SECURITIES AND ONLY A LIMITED TRADING MARKET MAY DEVELOP.

No market, public or private, for our common stock is in existence at this time and there can be no assurance that a market for our common stock will develop in the future. Accordingly, investors in our securities cannot be expected to be readily liquid. We are not currently applying for listing or quotation on any national securities exchange or other market. While our shares may be quoted on the OTC Bulletin Board or another market in the future, there can be no assurance that an active trading market for our common stock will develop or, if it does develop, that it will be maintained. Accordingly, no assurance can be given that a holder of common stock will be able to sell those shares in the future or as to the price at which any such sale would occur.

OUR TRADING MARKET WILL ALSO BE LIMITED BY CONTRACTUAL TRANSFER RESTRICTIONS PLACED UPON OUR OUTSTANDING SHARES OF COMMON STOCK.

Our shares of common stock outstanding are subject to transfer restrictions under subscription agreements, including a right of first refusal by Neogenix. Subject to limited exceptions, under the terms of the right of first refusal a stockholder who intends to sell, assign, transfer or otherwise dispose of our common stock must first provide us with a written notice of such intention, the offer terms, and the opportunity to purchase our common stock from the selling stockholder. If we do not accept the proposed offer, the selling stockholder may sell or otherwise dispose of the common stock subject to the condition that any proposed transferee agree to be bound by the terms of the subscription agreement, including the restrictions on transfer discussed here. Substantially all of our outstanding shares of common stock are subject to similar transfer restrictions. As a result, a trading market in our securities, should it develop, may be extremely limited and no assurance can be given that a holder of common stock will be able to sell their shares in the future or at favorable prices. This contractual restriction will cease to apply upon a registered public offering of our common stock under the Securities Act. No assurance can be given that such a registered public offering will occur.

OUR STOCK PRICE IS LIKELY TO BE VOLATILE.

There is generally significant volatility in the market prices and limited liquidity of securities of early stage companies, and particularly of early stage biotechnology companies. Contributing to this volatility are various events that can affect our stock price in a positive or negative manner. These events include, but are not limited to:

governmental approvals, refusals to approve, regulations or actions; market acceptance of our products; litigation involving our company or our industry; developments or disputes concerning our patents or other proprietary rights; changes in the structure of healthcare payment systems; departure of key personnel; future sales of our securities; fluctuations in our financial results or those of companies that are perceived to be similar to us; investors’ general perception of us; and general economic, industry and market conditions. If a market for our common stock develops, any of these events could cause rapid changes in the price of our common stock.

WE DO NOT EXPECT TO PAY ANY DIVIDENDS FOR THE FORESEEABLE FUTURE.

We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business, and we do not intend to declare or pay any cash dividends in the foreseeable future.

OUR OUTSTANDING COMMON STOCK IS SUBJECT TO DILUTION.

We may finance our future operations or future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock. In addition, we may use our common stock or securities exercisable for common stock as a means of attracting or retaining employees, consultants and management for our business. If we use our common stock for these purposes, our existing stockholders will experience dilution in the voting power of their common stock and the price of our common stock and earnings per share could be negatively impacted. Further, we have outstanding stock options and we reserve the right to offer, from time to time in our discretion, equity participation in our company to key employees, consultants and directors in order to obtain or retain the services of such persons. Any such subsequent issue of shares of capital stock in our company may have the effect of further diluting the value of the stock owned by our shareholders.

OUR CONTROLLING SHAREHOLDERS MAY EXERCISE SIGNIFICANT CONTROL OVER US.

Our current officers Philip Arlen and Peter Gordon, and our Chairman Myron Arlen, control in the aggregate approximately 27.2% of our issued and outstanding common stock as of March 31, 2010. They also hold options to acquire 3,707,745 shares of our common stock. Philip Arlen holds options to acquire 1,005,050 shares of common stock. Peter Gordon holds options to acquire 1,300,000 shares of common stock (including options to acquire 100,000 shares held by Mr. Gordon’s spouse, of which Mr. Gordon disclaims beneficial ownership). Myron Arlen holds options to acquire 1,402,745 shares of common stock (including options to acquire 100,647 shares, held by Dr. Arlen’s spouse, of which Dr. Arlen disclaims beneficial ownership). As a result, these stockholders will be able to exercise significant control over matters requiring stockholder approval, including, without limitation, the election of directors. Such concentration of ownership may also have the effect of delaying or preventing a change in control of our company, and may adversely affect the price of our stock should a trading market develop.

FUTURE SALES BY SHAREHOLDERS, OR THE PERCEPTION THAT SUCH SALES MAY OCCUR, MAY DEPRESS THE PRICE OF OUR COMMON STOCK.

The sale or availability for sale of substantial amounts of our shares in the public market, including shares issuable upon conversion of outstanding options and warrants, or the perception that such sales could occur, could adversely affect the market price of our common stock and also could impair our ability to raise capital through future offerings of our shares. As of March 31, 2010, we had 21,793,920 outstanding shares of common stock and approximately 20,009,000 shares of common stock issuable upon exercise of outstanding stock options and warrants.

WE WILL LIKELY BE SUBJECT TO THE “PENNY STOCK” REGULATIONS, IF A MARKET FOR OUR COMMON STOCK DEVELOPS, WHICH MAY REDUCE THE VALUE OF OUR COMMON STOCK.

Although no market currently exists for our common stock, if a market develops, certain SEC rules governing the trading of “penny stocks” will likely be applicable to sales of our common stock. SEC regulations generally define “penny stock” to be any equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Because our common stock does not qualify for inclusion on a national securities exchange, it will likely be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transactions prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to the broker-dealer and the registered representative or underwriter, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the “penny stock” rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of investors to sell such securities in the secondary market.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

Our certificate of incorporation and by-laws include provisions, such as an advance notice bylaw provision and our three classes of directors, which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions may make it more difficult to remove directors and management or could have the effect of delaying, deferring or preventing a future takeover or a change in control, unless the takeover or change-in-control is approved by our board of directors, even though the transaction might offer our stockholders an opportunity to sell their shares at a price above the current market price. As a result, these provisions may adversely affect the price of our common stock.

Maryland law also contains provisions that could have the effect of delaying, deferring or preventing a future takeover or a change in control. Subject to limited exceptions, the Maryland Business Combination Act generally prohibits, corporations from being involved in any “business combination” with any “interested shareholder” for a period of five years following the most recent date on which the interested shareholder became an interested shareholder. Business combination is defined to cover a variety of transactions, including a merger, consolidation, share exchange, asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined generally as a person who is the beneficial owner of 10% or more of the voting power of our outstanding voting stock, or who is an affiliate or associate of ours and was the beneficial owner, directly or indirectly, of 10% percent or more of the voting power of the then outstanding stock of our company at any time within the two-year period immediately prior to the date in question.

The Maryland Control Share Acquisition Act applies to acquisitions of “control shares,” which, subject to certain exceptions, are shares the acquisition of which entitle the holder to exercise or direct the exercise of the voting power of shares of our stock in the election of directors within any of the following ranges of voting power: (a) one-tenth or more, but less than one-third of all voting power; (b) one-third or more, but less than a majority of all voting power; or (c) a majority or more of all voting power. Control shares have limited voting rights.

The Maryland Unsolicited Takeover Act permits a Maryland corporation that is public and meets certain other requirements to add certain anti-takeover provisions to its charter without a stockholder vote. These include (i) permitting removal of directors by stockholders for cause only, (ii) requiring a two-thirds majority vote of stockholders to remove a director for cause, (iii) providing that that only the board of directors can fix the number of directors, (iv) providing that in the event of a vacancy on the board caused by an increase in the size of the board or the death, resignation or removal of a director, the vacancy can be filled only by the remaining directors, and (v) providing that special meetings of stockholders may be called only upon the request of stockholders holding a majority of the outstanding votes to be cast at the meeting. This Act also expressly approves of stockholders’ rights plans, often referred to as poison pills, grants authority to directors alone to set the terms and conditions of and issue rights, options, and warrants under such a plan, and limits the power of directors elected after a plan has been adopted, for a period of up to 180 days after they become directors, to vote to redeem, modify or terminate the rights under the plan.

Although these provisions do not preclude a takeover, they may have the effect of discouraging a future takeover attempt which would not be approved by our board of directors, but pursuant to which stockholders might have an opportunity to sell their shares at a price above the then current market price. In addition, such provisions could potentially adversely affect the market price of our common stock.

Item 2.	Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our results of operations, financial condition and liquidity and capital resources should be read in conjunction with our audited financial statements and related notes for the fiscal years ended December 31, 2008 and 2009 included in our Form 10 registration statement, including any amendments thereto, filed with the SEC. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our Form 10 registration statement, particularly in the section entitled “Risk Factors.”

Overview

We are a development stage biotechnology company focused on developing and commercializing therapeutic and diagnostic products for the early detection and treatment of pancreatic, colorectal, lung, cervical, prostate and other cancers. The markets for diagnostic and therapeutic products for these cancers are substantial in size and growing, and the limitations of many current diagnostic and therapeutic products are widely recognized.

Since our inception in late 2003, we have devoted substantially all of our capital resources to the development of diagnostic and therapeutic monoclonal antibodies targeted against both pancreatic and colorectal cancer. In 2008, we began our first clinical study of a diagnostic product, using several of our mAbs, to detect pancreatic and colorectal cancers. In December 2009, we initiated a multi-center Phase I clinical trial at Johns Hopkins University Hospital and North Shore University Hospital of our lead therapeutic product candidate for advanced pancreatic and colorectal cancer.

We have generated no revenues since inception through December 31, 2009 except for interest income earned on funds invested in bank certificates of deposit. We have funded our business principally with the net proceeds from sales of our common stock in private placement transactions.

We have never been profitable and, as of March 31, 2010, we have an accumulated deficit of approximately $83.5 million. We have incurred net losses of approximately $25.8 million and $35.6 million in the years ended December 31, 2008 and 2009, respectively. We expect to incur significant and increasing operating losses for the next few years as we advance our products from discovery through preclinical studies to clinical trials and seek to fund our operations through public or private equity or debt financings or other sources, such as strategic partnerships and product licensing agreements. We will need additional financing to support our operating activities. Adequate additional funding may not be available to us on acceptable terms, or at all.

Critical accounting policies and estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

At this stage of our development, we believe that the assumptions, judgments and estimates involved in the accounting for stock based compensation have the greatest potential impact on our consolidated financial statements at this time. This area is a key component of our results of operations and is based on complex rules which require us to make judgments and estimates, so we consider this to be a critical accounting policy.

Stock Based Compensation We account for stock based compensation in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Stock Compensation. Stock based compensation for stock options is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. We use the Black-Scholes model to value option awards. We recognize compensation cost on a straight-line basis over the requisite service period.

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates, and expected terms. Since our stock is not traded on a public exchange, and there is limited historical data on the price of our shares, we have identified several similar entities from which to estimate our expected volatility. The expected volatility rates are estimated based on historical and implied volatilities of these companies’ common stock. The risk-free interest rates are based on the U.S. Treasury securities constant maturity rate that corresponds to the expected life. The expected life represents the average time that options that vest are expected to be outstanding based on the vesting provisions and our historical exercise, cancellation and expiration patterns. We estimate pre-vesting forfeitures when recognizing stock-based compensation expense based on historical rates and forward-looking factors.

Research and Development We enter into agreements with third parties for research and development activities that may be fixed fee or fee for service contracts. As of each balance sheet date, we review purchase commitments and accrue expenses based on factors such as estimates of work performed, costs incurred and other events. Accrued research costs are subject to revisions as projects progress to completion. Revisions are recorded in the period in which the facts that give rise to the revision become known. There is significant judgment involved in estimating the progress of research and development activities. Additionally, a significant portion of our research and development expense has been the result of the issuance of stock options in exchange for services. As noted under “Stock Based Compensation” above, the valuation of stock options issued for services requires significant judgment and the amounts recorded could differ materially if different assumptions were used. Our estimated accrued expenses related to research and development activities are subject to change and may be revised based on more current information that may become known in future periods. Such amounts could differ materially if different assumptions were used.

Acquisition of in-process research and development By agreement dated November 20, 2008, we acquired from International BioImmune Systems Inc., at a closing on December 31, 2008, certain of its assets, including a patent, patent applications and related technology and materials in exchange for 1,000,000 shares of our common stock and warrants to purchase an additional 1,000,000 shares of our common stock at an exercise price of $6.00 per share. This transaction is discussed in further detail in Note E to our audited financial statements.

Results of Operations

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Revenue

To date, we have not generated any revenue from product sales or operations. Our only income is from interest income earned on funds invested in bank certificates of deposit. Interest income for the quarter ended March 31, 2010 was $71,815, compared against $24,580 for the quarter ended March 31, 2009. The increase in interest income resulted from a higher balance of bank certificates of deposit during the first quarter 2010 compared to first quarter 2009.

In the future, we may generate revenue from a combination of product sales, license fees, milestone and other payments or royalties resulting from the exclusive territorial rights for and the sales of products sold under licenses of our intellectual property. We do not expect to generate revenue from product sales or royalties until mid 2011 or 2012. If we fail to complete the development of our product candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected. We will need to generate significant revenues to achieve profitability and we may never do so.

General and administrative expenses

General and administrative expense consists primarily of salaries and related expenses for personnel in administrative, finance, business development and human resources functions. Other costs include legal costs, audit fees, consultant fees, finders fees, trade show expenses and other operating expenses. For the quarter ended March 31, 2010, general and administrative expenses totaled $3.8 million, compared to $4.7 million for the quarter ended March 31, 2009. The decreased costs incurred related to general and administrative activities during the quarter ended March 31, 2010 primarily reflect a decrease in stock based compensation expense of approximately $2.1 million, offset by increases in legal, audit, staffing and consulting expenses of approximately $0.7 million. During the quarter ended March 31, 2010, as part of our general and administrative expenses, we incurred expenses related to stock options granted to employees and non-employees of approximately $2.0 million, as compared to $2.0 million during the quarter ended March 31, 2009.

Research and development expenses

Research and development expense consists of costs incurred in connection with the development of our monoclonal antibodies. These expenses consist primarily of:

•	employee-related expenses, which include salaries and benefits;

•	expenses incurred under agreements with contract research organizations, consultants and investigative sites that conduct our clinical trials and a substantial portion of our preclinical studies;

•	the cost of acquiring and manufacturing clinical trial materials;

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment, and depreciation of fixed assets;

•	license fees for any milestone payments related to licensed products and technology;

•	stock-based compensation expense to employees and non-employees involved in any research and development related activities; and

•	costs associated with non-clinical activities and regulatory approvals.

The anticipated completion date of development work, other than clinical trials, on our first product candidate, NPC-1C, is December 31, 2010. Research and development expenses from inception to date have totaled approximately $27.9 million. The completion is dependent upon reengineering work conducted by an independent development firm completing its contractual obligations in a timely manner and without any unanticipated manufacturing issues arising. Upon completion of our development work, we will continue clinical trials and regulatory efforts to complete FDA approval which we anticipate late in 2012. Currently, we estimate incurring additional expenses of approximately $49.0 million in order to launch NPC-1C.

Material cash flows from this project are not anticipated to occur until the completion of FDA approved clinical trials, which we believe to be no earlier than the end of 2012. We believe that cash flows from revenues derived either from direct sales, joint venture agreements or some type of collaboration agreement with biotechnology or pharmaceutical firms could begin in early 2013.

There can be no assurance that we will be able to complete development, clinical trials and FDA approval within our anticipated schedule. Unforeseen challenges and delays could create delays. Such delays could result in additional costs beyond what we have budgeted and could cause difficulty raising additional capital. Without adequate capital from investors, we will not be able to complete development of NPC-1C.

We expense research and development costs as incurred. Conducting a significant amount of research and development is central to our business model. Research and development costs are not maintained by project. Research and development expenses have historically been focused exclusively on the development of NPC-1C. Starting in 2010, minor research and development costs have been incurred for preliminary assessment of our second monoclonal antibody, h16C3 However, these costs are estimated to be less than 5% ($118,000) of total research and development costs for the three months ended March 31, 2010. We do not anticipate significant further costs relating to h16C3 until we have raised adequate funding. Prior to December 31, 2009, we did not track research and development costs by project because we were not making a material effort on more than one project and we did not have the systems in place to track costs by project. Effective January 1, 2010, we implemented a new accounting system that allows us to track research and development costs by project and we anticipate tracking those costs by project going forward.

For the quarter ended March 31, 2010, research and development expenses totaled approximately $2.4 million, compared to approximately $1.9 million for the quarter ended March 31, 2009. The increase in research and development expenses from the same period in 2009 is attributable to the development of a re-engineered version of the NPC-1C monoclonal antibody and increased staffing level of scientific researchers.

Net loss and net loss per share

For the quarter ended March 31, 2010, net loss totaled $6.1 million, while our net loss per share on a weighted average basic and fully diluted basis was $0.28 per share. These figures compared to a net loss of $6.6 million and a net loss per share on a weighted average basic and fully diluted basis of $0.33 per share for the quarter ended March 31, 2009.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

Revenue

Interest income for the year ended December 31, 2009 was $171,266, compared against $112,298 for the year ended December 31, 2008. The increase in interest income resulted from additional bank certificates of deposit purchased during the year.

General and administrative expenses

For the year ended December 31, 2009, general and administrative expenses totaled $29.2 million, compared to $11.1 million for the year ended December 31, 2008. The increased costs incurred related to general and administrative activities during the year ended December 31, 2009 primarily reflect an increase in stock based compensation expense of approximately $16.8 million and an increase in legal, audit, staffing and consulting expenses of approximately $1.3 million.

During the year ended December 31, 2009, as part of our general and administrative expenses, we incurred expenses related to stock options granted to employees and nonemployees of approximately $25.3 million, as compared to approximately $8.6 million during the year ended December 31, 2008. The 2009 stock based compensation consisted of approximately $11.2 million related to employees and directors, and approximately $14.1 million related to financial advisory and technical consultants. The 2008 stock based compensation consisted of $1.6 related to employees and directors, and $7.0 related to financial advisory and technical consultants. The significant increase in 2009 was the result of several factors. We granted 7,623,000 stock options during 2009 as compared to 3,519,000 during 2008 due to increased financial advisory services and technical consultants and increased development activities. Of the options granted in 2009, 5,323,000 vested immediately, resulting in immediate recognition of the full amount of equity based compensation for these options. Of the options granted in 2008, 2,569,000 vested immediately. As we have accelerated our research and development activities in the progression toward FDA approval, the need for expertise has also increased. Because of our limited cash resources, we have relied heavily on equity based compensation in lieu of cash compensation to retain talented and skilled employees as well as the necessary consulting expertise. Services performed by employees and nonemployees relate mainly to efforts made to secure FDA approval and to secure funding through capital raising activities. The weighted average grant date fair value of stock options granted during 2009 was $4.90 as compared to $2.88 during 2008. The increase in the weighted average grant date fair value is a direct result of the increase in the fair value of the underlying common stock. We expect that general and administrative expenses will increase as we grow and operate as a public company.

Research and development expenses

For the year ended December 31, 2009, research and development expenses totaled approximately $6.5 million, compared to approximately $14.8 million for the year ended December 31, 2008. The decrease of $8.3 million in research and development expenses from 2008 is attributable to the completion of the cGMP manufacturing of the NPC-1C monoclonal antibody and the cost of acquiring the assets of IBS of $8.4 million, offset by an increase in compensation due to additional staffing.

Net loss and net loss per share

For the year ended December 31, 2009, net loss totaled $35.6 million, while our net loss per share on a basic and fully diluted basis was $1.67 per share. These figures compared to a net loss of $25.8 million and a net loss per share on a weighted average basic and fully diluted basis of $1.46 per share for the year ended December 31, 2008.

Liquidity and Capital Resources

Our primary cash requirements are to fund our research and development and clinical programs, obtain regulatory approvals, prosecute, defend and enforce any patent claims and other intellectual property rights, fund general and administrative expenses and meet our contractual obligations.

Our cash requirements could change materially as a result of our research and development and clinical programs, licensing activities or other corporate developments.

We have incurred operating losses since our inception and historically have financed our operations principally with the net proceeds from sales of our common stock in private placement transactions. During the first quarter of 2010, we sold 59,500 shares of our common stock at $12.50 per share and, to a total of approximately 10 accredited investors. In 2009, we sold 1,141,752 shares of our common stock at $5.00 per share and 2,054,306 shares of our common stock at $7.50 per share, to a total of approximately 212 accredited investors. These private placements resulted in aggregate net proceeds of approximately $20.1 million, after deducting finders fees and transaction expenses.

We maintain separate lines of credit with three commercial banks, which are secured against certificates of deposit in the same amounts, as follows: $5,000,000 line of credit, which expires on February 5, 2011; $2,225,000 line of credit, which expires on June 30, 2010; and $100,000 line of credit, which expires July 18, 2014. As of June 9, 2010, there were no borrowings outstanding under these lines of credit. The expiration of any of the lines of credit will not have an impact on our operations.

As of June 9, 2010, we had cash and cash equivalents of approximately $10.1 million. We expect that this amount will be sufficient to fund our normal operating needs through March 31, 2011, if we continue spending at our current levels. Our business will require additional investment that we have not yet secured. The amount of funds that we will need and the timing of any such investment will be determined by many factors, some of which are beyond our control. These factors include, but are not limited to:

•	the results of our Phase I clinical trial of our lead therapeutic product candidate and our clinical study of a diagnostic product;

•	our ability to successfully develop, obtain regulatory approval for, introduce, market and sell new products;

•	economic conditions in the U.S. capital and other markets in which we will seek to secure additional investment;

•	the level of our general and administrative expenses and research and development expenses;

•	the extent to which we enter into, maintain and derive revenue from licensing agreements;

•	the level of our expenses associated with the audit of our financial statements or with compliance with other corporate governance and regulatory developments or initiatives; and

•	regulatory changes and technological developments in our markets.

General market conditions or other factors may not support capital raising transactions. If we are unable to obtain sufficient additional funds on a timely basis, we may need to delay, scale back or eliminate certain of our research and development programs or license to third parties products or technologies that we would otherwise undertake or retain ourselves, and there could be a material adverse effect on our financial condition or results of operations.

We expect to continue to experience net operating losses for the foreseeable future. Historically, we have relied upon outside investor funds to maintain our operations and develop our business. We anticipate raising additional capital within the next twelve months from investors for working capital as well as to fund our research and development programs, although we can provide no assurance whether additional funds will be available on terms acceptable to us, if at all.

Operating Activities

At March 31, 2010, we had working capital of approximately $2.9 million, as compared to approximately $6.1 million at December 31, 2009.

Net cash used in operating activities for the quarter ended March 31, 2010 was approximately $3.7 million, compared to approximately $2.0 million for the same period in 2009. Our cash used in operating activities for the three-month period ended March 31, 2010 consisted mainly of our net loss of approximately $6.1 million, offset by non-cash equity based compensation of approximately $2.4 million. Cash used in operating activities for the comparable 2009 period consisted mainly of our net loss of approximately $6.6 million, offset by non-cash equity based compensation of approximately $4.5 million. The increase in cash used in operating activities was primarily a result of an increase in operating expenses as we continue to expand our efforts to obtain regulatory approval for our cancer diagnostic products and due to costs associated with preparations to begin operating as a public reporting company and prepayment of certain contract related costs. These increases were offset by a smaller increase in accounts payable during the current quarter due to timing differences in billings from vendors and service providers. Until we obtain regulatory approval for our cancer diagnostic products, we expect to continue to incur growing negative cash flows from operating activities.

Net cash used in operating activities for the year ended 2009 was approximately $8.5 million, compared to approximately $8.2 million in 2008. As a development stage company, we continue to incur significant net losses as research and development activities progress. Our cash used in operating activities for the year ended 2009 consisted mainly of our net loss of approximately $35.6 million, offset by non-cash equity based compensation of approximately $26.3 million and an increase in accounts payable and accrued expenses of approximately $0.7 million. The increase in accounts payable and accrued expenses was mainly due to the increase in our research and development activities. The majority of the accounts payable balance at December 31, 2009 relates to services provided during the month of December. The increase in accrued expenses is mainly due to the accrual of finders fees of approximately $0.3 million related to capital raising efforts.

Our cash used in operating activities for the year ended 2008 consisted mainly of our net loss of approximately $25.8 million, offset by the non-cash acquisition of in-process research and development of approximately $8.4 million, non-cash equity based compensation of approximately $8.7 million, and a decrease in prepaid expenses of approximately $0.4 million. The decrease in prepaid expenses was mainly due to a significant advance payment in 2007 to an outsourced manufacturing company. As services were provided the prepaid expense was reduced.

Until we obtain regulatory approval for our cancer diagnostic products, we expect to continue to incur growing negative cash flows from operating activities.

Investing Activities.

Net cash used in investing activities for the quarter ended March 31, 2010 was approximately $242,000, compared to approximately $144,000 for the same period in 2009, mainly a result of purchases of property and equipment to support our efforts to obtain regulatory approval for our cancer diagnostic products, and purchases of restricted investments.

Net cash used in investing activities for the year ended 2009 increased approximately $5.3 million to approximately $6.9 million from approximately $1.6 million in 2008. The increase was due mainly to the purchase of approximately $6.2 million of restricted certificates of deposit that are required as collateral for our lines of credit and the purchase of approximately $0.7 million of property and equipment to support our accelerating efforts to obtain regulatory approval for our cancer diagnostic products.

Financing Activities.

Net cash provided by financing activities for the quarter ended March 31, 2010 was approximately $0.7 million, compared to approximately $3.7 million for the first quarter of 2009. The decrease was primarily a result of a greater amount of capital raised through the sale of common stock during first quarter 2009 compared to first quarter 2010 as well as the repayment of $150,000 on a line of credit during first quarter 2009.

Net cash provided by financing activities for the year ended 2009 increased approximately $9.6 million to approximately $19.3 million from approximately $9.7 million in 2008. The increase was primarily a result of an increase in net proceeds from the sale of our common stock offset by the repayment of our credit line of $250,000 and the payment of $175,000 for the repurchase of Common Stock.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

Item 3.	Properties.

We maintain our principal executive offices and a diagnostic laboratory in 445 Northern Boulevard, Suite 24, Great Neck, NY 11021. We also operate a 9,000 square foot research and development facility in the Maryland Technology Development Center, located in Rockville, MD along the I-270 Technology Corridor. We currently do not own any real estate and believe that our leased facilities are adequate for present operations. If new or additional space is required, we believe that adequate facilities are available at competitive prices.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2010:

•	each of our executive officers;

•	each of our directors;

•	each stockholder known by us to own beneficially more than 5% of our Common Stock; and

•	all of our current directors and executive officers as a group.

Percentage of class beneficially owned is based on 21,793,920 shares of common stock outstanding on March 31, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Securities that may be acquired within 60 days of March 31, 2010, pursuant to the exercise of options or warrants, are deemed to be outstanding and included for the purpose of calculating a person’s percentage ownership in the table below. The address for those individuals for which an address is not otherwise indicated is Neogenix Oncology, Inc., 445 Northern Boulevard, Suite 24, Great Neck, NY 11021.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
Executive Officers and Directors:
Myron Arlen, Chairman of the Board, Director of Medical Affairs	5,336,095	(1)	23.0%
Philip Arlen, Chief Executive Officer, President, Chief Medical Officer and Director	1,261,211		5.7%
Peter Gordon, Chief Financial Officer, Secretary and Director	2,300,000	(2)	10.0%
James Feldman, Director	1,843,500	(3)	8.5%
Barry Gause, Director	0		*
Dennis Greene, Director	0		*
J. Douglas Holladay, Director	0		*
Lynn Krominga, Director	0		*
Timothy Shriver, Director	219,584		1.0%
All current executive officers and directors as a group (9 persons)	10,952,595		43.9%

*	Represents less than 1% of our outstanding common stock.
(1)	Includes 101,437 shares beneficially owned by Mr. Arlen’s spouse. Mr. Arlen disclaims beneficial ownership of such shares.
(2)	Includes 600,000 shares beneficially owned by Mr. Gordon’s spouse. Mr. Gordon disclaims beneficial ownership of such shares.
(3)	Includes 921,174 shares beneficially owned by Mr. Feldman’s spouse, as trustee for various trusts, and for which Mr. Feldman disclaims beneficial ownership of such shares.

Item 5.	Directors and Executive Officers.

Our certificate of incorporation divides the board of directors into three classes with overlapping three year terms, other than the initial term of the Class I directors (which is for one year) and the initial term of the Class II directors (which is for two years). One class is elected each year at the annual meeting of stockholders, and the classes are to be as nearly equal in number as possible. Each director holds office until his or her successor is duly qualified. The board of directors and executive officers of our company is as follows:

Name	Age	Position	Class	Director Since
Myron Arlen, MD	78	Chairman of the Board, Director of Medical Affairs	I	2003
Philip Arlen, MD	46	Chief Executive Officer, President, Chief Medical Officer and Director	III	2008
Peter Gordon	59	Chief Financial Officer, Secretary and Director	III	2004
James Feldman	60	Director	II	2009
Barry Gause, MD	59	Director	II	2009
Dennis Greene	48	Director	III	2009
J. Douglas Holladay	63	Director	II	2009
Lynn Krominga	59	Director	I	2010
Timothy P. Shriver, PhD	50	Director	I	2007

Other than as indicated in the biographical information below, there are no family relationships among members of our management or our board of directors.

Myron Arlen, MD is the principal founder of Neogenix and serves as Chairman of our board of directors and Director of Medical Affairs. He recently also served as our Chief Executive Officer from 2003 until March 2010. Dr. Arlen was trained as a cancer surgeon at Memorial Sloan-Kettering where he remained on staff for 20 years involved in the surgery of advanced cancer problems and the immunotherapeutic approaches to managing the patients. Dr. Arlen established the Surgical Oncology Division at North Shore University Hospital, and formed a practice group (North Shore Surgical Oncology Associates). He has written two major textbooks and published over 80 journal articles related to cancer treatment. In the 1990s, Dr. Arlen helped to found another biotechnology company, International Bio-Immune Systems, Inc. of which he was part of management until 2003. Dr. Arlen is the father of Dr. Philip Arlen, our Chief Executive Officer.

Qualifications: As principal founder, Chairman and Director of Medical Affairs of the Company, Dr. Arlen has substantial executive experience in the biotechnology industry. Combined with his decades as an oncologist and cancer surgeon, this experience enables Dr. Arlen to provide the Company with a special perspective on the medical aspects of the Company and effective leadership in the conduct of its business, its interface with the scientific and medical community and its research and development. He brings a deep understanding of the medical and scientific issues related to the product candidates and diseases addressed by the Company. Dr. Arlen has extensive personal relationships with leading oncologists and scientists and was formerly the Chief Executive Officer of another biotechnology company, International Bio-Immune Systems, Inc.

Philip Arlen, MD serves in the positions of Chief Executive Officer, President, Chief Medical Officer and is a Director. Before becoming our Chief Executive Officer in March 2010, Dr. Arlen served as our President and Chief Medical Officer since July 2008. Prior to 2008, Dr. Arlen spent the past 11 years at the National Cancer Institute, USA, most recently as the Director of the Clinical Research Group for the Laboratory of Tumor Immunology and Oncology. At the NCI, Dr. Arlen focused on the development of a programmatic approach to vaccine clinical trials conducted at the NCI as well as at numerous other Cancer Centers throughout the US. During his tenure at the NCI, Dr. Arlen was the Principal Investigator and/or Associate Investigator on numerous clinical trials involving the use of cancer vaccines and other immunostimulatory molecules. Dr. Arlen remains on the clinical staff at both the NCI Clinical Center as well as the National Naval Medical Center. He has authored or co-authored over 80 peer reviewed manuscripts in internationally known scientific and medical journals. Dr. Arlen received an NIH Award of Merit for major contributions to the field of cancer immunotherapy in 2003. He is a board certified medical oncologist and received his BA from Emory University and his MD from Medical College of Georgia, School of Medicine. Dr. Arlen is the son of Dr. Myron Arlen, our Chairman.

Qualifications: Dr. Arlen serves as our Chief Executive Officer. His experience as an oncologist and director of clinical research at the National Cancer Institute, combined with his executive experience at the Company, first as President and Chief Medical Officer and now as Chief Executive Officer, provides expertise in the biotechnology industry, oncology and clinical trials, all of which are central to the Company’s mission and current projects. Dr. Arlen has extensive relationships among leading clinicians, scientists, academic institutions and industry.

Peter Gordon, MBA is a founder of Neogenix and has served as the Chief Financial Officer, Secretary and a Director since 2004. He served as VP-Finance for Concrete Media, a pioneering e-commerce firm from May 2000 to March 2002 and as Chief Financial Officer of Bennett X-Ray, a medical device manufacturer from April 1999 to April 2000. Mr. Gordon is also associated with Gordon Financial Services, Inc., a financial consulting firm, and 1st US Capital, a private equity and merchant bank. Mr. Gordon filed for Chapter 7 personal bankruptcy in April 2001, which was discharged in August 2001. Mr. Gordon received his BS from Lehman College and his MBA from Pace University. He also has an AAS degree in Mechanical Engineering from the College of Aeronautics.

Qualifications: Mr. Gordon is our Chief Financial Officer and a founder of the Company. He has nearly thirty years experience in management, finance and accounting. In addition to his service to the Company, he has demonstrated financial leadership in a variety of industries including medical devices. Furthermore, his experience in capital markets and merchant financing are valuable to the Company in its present development stage.

Board of Directors

We have a nine member board of directors, which meets regularly, currently consisting of Dr. Myron Arlen, Dr. Philip Arlen, Peter Gordon and the following non-executive directors:

James Feldman has served as an Instructor in Law at the University of Pennsylvania Law School since January 2009 and is an attorney in Washington, DC specializing in Supreme Court litigation. Mr. Feldman was an Assistant to the Solicitor General of the United States from 1989 to 2006, with responsibility for representing the government, where he argued 46 cases in the U.S. Supreme Court. He served as a Law Clerk for United States Court of Appeals Judge Skelly Wright and Supreme Court Justice William Brennan, and part of the Iran-Contra Independent Counsel team. He serves on the Boards of the Shakespeare Theatre Company and the Washington National Opera. He received a BA from the University of Pennsylvania, an MA in philosophy from Columbia University and graduated from Harvard Law School magna cum laude, where he was President of the Harvard Law Review. Mr. Feldman serves as Chairman of our Audit Committee and also serves on our Compensation Committee.

Qualifications: Mr. Feldman has served as a distinguished lawyer at high levels in the U.S. government and in academia. He has experience with boards of directors in the nonprofit sector and brings a legal background knowledge and experience to the Board. Mr. Feldman has been a stockholder of the Company for many years prior to his becoming a director. He also was a principal owner, President, and CEO of Van Allen Inc., a leading wholesaler/manufacturer in the fashion jewelry and accessories industry from 1971-1991.

Barry Gause, M.D. has served since September 2008 as the Chief Medical Officer and since November 2006 as the Director of the Clinical Research Directorate at SAIC-Frederick, Inc. Prior to assuming his position at SAIC-Frederick, Dr. Gause served for over twenty years at the National Cancer Institute. Dr. Gause received his Doctor of Medicine degree from Michigan State University’s College of Human Medicine in 1976. He trained in Internal Medicine and Pediatrics at Emory University in Atlanta Georgia followed by a four year fellowship in Medical Oncology at the National Cancer Institute. After completing his postdoctoral training, Dr. Gause was a faculty member at the Howard University Cancer Center where he attained the position of Chief of Medical Oncology. Dr. Gause serves on our Audit Committee and our Compensation Committee.

Qualifications: Dr. Gause has over thirty years experience in oncology, clinical trials, and clinical research in the public and private sectors. He has served in executive and management positions in prominent institutions relating to cancer and its treatment. Dr. Gause brings this independent scientific and medical perspective, insights and experience to the Board.

Dennis Greene is currently President of Business Operations for the Washington Redskins. Mr. Greene joined the Redskins in 2001 as a Senior Vice President. Prior to joining the Redskins organization, Mr. Greene headed business units and sales and marketing for several fortune 500 companies and top worldwide consulting and advertising agencies, including Carter Wallace, Schering Plough, Astra Zeneca, Ventiv Health, Snyder Communications, and Havas. Mr. Greene serves as a board member of dick clark productions (DCP). He received a BS from Southern Illinois University in 1984, and completed various executive management and graduate courses. Mr. Greene is Chairman of our Compensation Committee and also serves on our Communications Committee.

Qualifications: As President of Business Operations for the Washington Redskins, and in his former executive positions at several Fortune 500, consulting and advertising companies, Mr. Greene has broad and deep business experience in the operations of multi-national companies in a variety of industries, including pharmaceuticals. Mr. Greene’s experience affords him leadership and guidance regarding a host of business issues faced by the Company as it moves towards commercial development of products.

J. Douglas Holladay has served as a general partner in Park Avenue Equity Partners, LP since 2000. He also currently serves and Chief Executive Officer and Chairman of PathNorth, Inc. (since 2006) and The Buxton Initiative, Inc. (since 2003), both non-profit corporations. In addition, Mr. Holladay serves on the board of directors of Sunrise Senior Living, Inc. and served on the board of CNL Hotels & Resorts, Inc. from 2003 to 2008. Mr. Holladay served as founding President of One to One Mentoring Partnership, an initiative of the New York financial community to address urban youth challenges. Mr. Holladay has held senior positions in both the State Department and the White House, and was appointed to the rank of Special Ambassador, charged to coordinate major aspects of the U.S. public response to the challenges posed by South Africa prior to the release of Nelson Mandela. He holds an AB from the University of North Carolina, an MA from Princeton Theological Seminary and a M.Litt. from Oxford University, and has been an adjunct professor at the University of Virginia. Mr. Holladay is Chairman of our Governance and Nominating Committee.

Qualifications: Mr. Holladay’s qualifications include management and finance experience and public service at high levels within the U.S. government. This broad business exposure and experience enables Mr. Holladay to provide effective leadership and guidance to the Company as it grows and becomes a public reporting company.

Lynn Krominga is an attorney and business executive. Since 1999, Ms. Krominga has been a consultant to private equity and venture capital firms and to start-up and early stage technology companies and served as chief executive officer of Fashion Wire Daily, Inc. in 2002. From 1981 to 1999, Ms. Krominga held various senior executive and legal positions at Revlon, including President, Licensing Division, and General Counsel. Prior to that, Ms. Krominga was an attorney at American Express Company and at Cleary, Gottlieb, Steen & Hamilton. Ms. Krominga currently serves on the board of directors of Sunrise Senior Living, Inc., which files reports pursuant to the Exchange Act. From March through November 2008, Ms. Krominga served as Chairman of the Board of Sunrise Senior Living, and was appointed Lead Director thereafter (when the former CEO assumed the position of chair), and both such roles include voting membership on all board committees. Since October 2006, Ms. Krominga has served on the board of directors of Avis Budget Group, Inc. which files reports pursuant to the Exchange Act, and is a member of the audit committee and compensation committee.

Qualifications: Ms. Krominga’s extensive corporate management and director experience in public and private companies, broad legal experience, including extensive knowledge of corporate governance and regulatory issues, and international business experience enable Ms. Krominga to provide effective leadership and guidance to the Company as it grows and becomes a public reporting company.

Timothy P. Shriver, PhD serves as Chairman and CEO of Special Olympics, where he has held executive positions since 1996. He received his BA from Yale University, his master’s degree from The Catholic University of America, and his Ph.D. in education from the University of Connecticut. He was instrumental in establishing the Social Development Project at the public schools in New Haven, Connecticut and also established the Collaborative for Academic, Social and Emotional Learning at the University of Illinois at Chicago. Mr. Shriver is a director of WPP Group, a leading marketing and communications services company. Mr. Shriver is Chairman of our Communications Committee and also serves on our Governance and Nominating Committee.

Qualifications: As Chairman and CEO of the Special Olympics, Mr. Shriver has substantial operational experience in a world renowned international organization. He has also served as a director of an international marketing and communications company. This experience enables Mr. Shriver to bring insights and leadership into the growth of the Company, its operations, its interface with the public and its international aspects.

Advisory Boards

Neogenix has a Scientific Advisory Board, which meets at least annually to review the R&D progress and to discuss the R&D agenda and priorities for the future. The Scientific Advisory Board is involved in reviewing and assessing our draft IND and our proposed clinical trial protocols. We also maintain an active Business Advisory Board to review our decisions and policies, to advise on strategy, and to discuss market conditions in the biotechnology and pharmaceutical industry.

Item 6.	Executive Compensation.

The table below sets forth the compensation earned by our chief executive officer and our two other most highly compensated executive officers for the fiscal years ended December 31, 2009 and 2008 whose compensation exceeded $100,000. These individuals are collectively referred to as our named executive officers.

2009 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	All Other Compensation(2)	Total
(a)	(b)	(c)	(d)	(f)	(i)	(j)
Dr. Myron Arlen	2009	$334,615	$162,500	$4,415,000	$28,260	$4,940,375
Chief Executive Officer, Director of Medical Affairs (3)	2008	310,861	100,000	0	24,460	435,321
Dr. Philip Arlen	2009	334,615	162,500	2,700,000	26,500	1,051,115
President and Chief Medical Officer (4)	2008	126,047	75,000	1,435,000	18,961	429,280
Peter Gordon	2009	334,615	162,500	4,415,000	29,300	4,941,415
Chief Financial Officer	2008	296,325	100,000	0	19,270	415,595

(1)	The amounts in column (f) represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.
(2)	The amounts in column (i) reflect the following items: automobile expenses, country club memberships, and the Company’s matching contribution under its 401(k) Plan.
(3)	Dr. Myron Arlen resigned as our Chief Executive Officer and became Director of Medical Affairs in March 2010.
(4)	Dr. Philip Arlen was appointed our Chief Executive Officer in March 2010. Prior to that time, he served as our President and Chief Medical Officer.

Outstanding Equity Awards at Fiscal Year-End 2009

	Option Awards
Name of Executive	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date
Dr. Myron Arlen	5-04-2009	500,000				$8.00	5-04-2014
	1-19-2009	500,000				$6.00	1-19-2014
	4-21-2007	500,000	(1)			$5.00	4-21-2012
Dr. Philip Arlen	9-30-2009			500,000	(3)	$8.00	9-30-2014
	5-30-2008	125,000		375,000	(4)	$4.00	5-30-2013
Peter Gordon	5-04-2009	500,000				$8.00	5-04-2014
	1-19-2009	500,000				$6.00	1-19-2014
	4-21-2007	300,000	(2)			$5.00	4-21-2012

[1]	Includes 200,000 options beneficially owned by Mr. Arlen’s spouse or daughter. Mr. Arlen disclaims beneficial ownership of such options.
[2]	Includes 100,000 options beneficially owned by Mr. Gordon’s spouse. Mr. Gordon disclaims beneficial ownership of such options.
[3]	125,000 options vest on each of September 30, 2010, September 30, 2011, September 30, 2012 and September 30, 2013.
[4]	125,000 options vest on each of May 30, 2010, May 30, 2011, and May 30, 2012.

All option awards set forth above have been awarded under our Amended and Restated 2005 Stock Option Plan. We do not currently provide stock awards to our executive officers.

Employment Arrangements with Named Executive Officers

Dr. Myron Arlen. We entered into an employment agreement with Dr. Myron Arlen on May 5, 2009, as amended effective February 19, 2010. The agreement provided that Dr. Arlen, who was our Chief Executive Officer at the time the agreement was consummated, would resign as CEO and transition to the positions of Chairman of the Board and Director of Medical Affairs by April 30, 2010. Under the terms of the employment agreement, Dr. Arlen receives an annual base salary of $450,000, which may be increased on an annual basis at the discretion of the board. At the board’s discretion, Dr. Arlen is also eligible to receive company stock options and an annual bonus of up to 50% of his base salary. Under the terms of the employment agreement Dr. Arlen is also entitled to an automobile allowance of up to $1,500 per month and can participate in any and all Company employee benefit plans in the same manner as other senior executives of the Company. In the event Dr. Arlen’s employment is terminated due to death or disability, we will continue to pay him or his estate an amount equal to his base salary and provide health coverage for Dr. Arlen and his beneficiaries for three months after the termination date. If we terminate Dr. Arlen’s employment without cause, he is entitled to his accrued salary, plus health benefits and an amount equal to the greater of either the base salary in effect for twelve months or the period remaining prior to April 30, 2012. Prior to the February 19, 2010 amendment to his employment agreement, his previous employment agreement provided for an annual base salary at the rate of $300,000 until July 1, 2009, at which time his annual base salary increased to $360,000.

Dr. Philip M. Arlen. We entered into an employment agreement with Dr. Philip Arlen on May 5, 2009, as amended effective February 19, 2010. The agreement provided that Dr. Philip Arlen, who was our President and Chief Medical Officer at the time the agreement was consummated, would transition to the position of Chief Executive Officer by April 30, 2010. Under the terms of the employment agreement, Dr. Arlen receives an annual base salary of $450,000, which may be increased on an annual basis at the discretion of the board. At the board’s discretion, Dr. Philip Arlen is also eligible to receive company stock options and an annual bonus of up to 50% of his base salary. Under the terms of the employment agreement Dr. Philip Arlen is also entitled to an automobile allowance of up to $1,500 per month and can participate in any and all Company employee benefit plans in the same manner as other senior executives of the Company In the event Dr. Philip Arlen’s employment is terminated due to death or disability, we will continue to pay him or his estate an amount equal to his base salary and provide health coverage for Dr. Philip Arlen and his beneficiaries for three months after the termination date. If we terminate Dr. Philip Arlen’s employment without cause, he is entitled to his accrued salary, plus health benefits and an amount equal to the greater of either the base salary in effect for twelve months or the period remaining prior to April 30, 2012. Prior to the February 19, 2010 amendment to his employment agreement, his previous employment agreement provided for an annual base salary at the rate of $300,000 until July 1, 2009, at which time his annual base salary increased to $360,000.

Peter Gordon. We entered into an employment agreement with Mr. Peter Gordon, our Chief Financial Officer on May 5, 2009, as amended effective February 19, 2010. Under the terms of his employment agreement, Mr. Gordon is entitled to receive an annual base salary of $450,000, which may be increased on an annual basis at the discretion of the board. At the board’s discretion, Mr. Gordon is also eligible to receive company stock options and an annual bonus of up to 50% of his base salary. Under the terms of the employment agreement Mr. Gordon is also entitled to an automobile allowance of up to $1,500 per month and participate in any and all Company employee benefit plans in the same manner as other senior executives of the Company. In the event Mr. Gordon’s employment is terminated due to death or disability, we will continue to pay him or his estate an amount equal to his effective base salary and provide health coverage for Mr. Gordon and his beneficiaries for three months after the termination date. If we terminate Mr. Gordon’s employment without cause, he is entitled to his accrued salary, plus health benefits and an amount equal to the greater of either the effective base salary for twelve months or the period remaining prior to April 30, 2012. Prior to the February 19, 2010 amendment to his employment agreement, his previous employment agreement, provided for an annual base salary at the rate of $300,000 until July 1, 2009, at which time his annual base salary increased to $360,000.

2009 Director Compensation

Other than the reimbursement of actual and ordinary out-of-pocket expenditures, we did not compensate any of our directors for their services as directors during 2009, other than through the award of stock options. Accordingly, our non-executive directors received stock option awards as follows:

•	James Feldman: $1,092,000

•	Barry Gause, MD: $1,092,000

•	Dennis Greene: $1,092,000

•	J. Douglas Holladay: $1,092,000

•	Timothy P. Shriver, PhD: $1,911,000

The option amounts set forth above represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. At December 31, 2009, our non-executive directors had the following stock option awards outstanding, subject to applicable vesting:

•	James Feldman: options to acquire 200,000 shares (at $8.00 per share)

•	Barry Gause, MD: options to acquire 200,000 shares (at $8.00 per share)

•	Dennis Greene: options to acquire 200,000 shares (at $8.00 per share)

•	J. Douglas Holladay: options to acquire 200,000 shares (at $8.00 per share)

•	Timothy P. Shriver, PhD: options to acquire 550,000 shares (200,000 shares at $3.00 per share and 350,000 shares at $8.00 per share)

Item 7.	Certain Relationships and Related Transactions and Director Independence.

Director Independence

Our board of directors currently consists of nine directors. Six of our directors, Ms. Krominga and Messrs. Feldman, Gause, Greene, Holladay and Shriver are considered independent under the definition of independence used by the Nasdaq Capital Market in accordance with Nasdaq Marketplace Rule 4350.

Item 8.	Legal Proceedings.

There are not presently any material pending legal proceedings to which we are party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against Neogenix.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is currently no public market for our common stock. Our common stock is not listed on any securities exchange or inter-dealer quotation system at the present time. We are not certain whether a trading market will develop for our common stock, or if it develops whether the trading market will be sustained. Investors in our common stock must be prepared to bear the entire economic risk of an investment in our common stock for an indefinite period of time.

Shares Eligible for Future Sale

We had 21,793,920 shares of common stock outstanding as of March 31, 2010. All of these shares are “restricted” securities under the meaning of Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. Under Rule 144, a person who is not an “affiliate” (as defined in the Securities Act), and who has not been an affiliate for at least three months, may sell all of his shares beginning six months after his acquisition of such shares, subject to certain restrictions relating to availability of current public information regarding our company. However, once a non-affiliate has held his or her shares for one year or more, such shares may be sold under Rule 144 without any restrictions. Accordingly, as of the date of this filing 12,703,555 shares of our common stock held by non-affiliates are eligible for resale under Rule 144.

An affiliate may sell his shares under Rule 144 beginning six months after his acquisition, subject to certain restrictions regarding the manner of sale, notice filing and the availability of current public information regarding the Company. In addition, the number of shares that can be sold by an affiliate under Rule 144 within any three-month period cannot exceed the greater of:

•	1% of the total number of shares of common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

There is currently no trading activity or trading volume in our shares. If, in the future, our securities are listed on an exchange, such as NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. However, if our common stock is quoted on the OTC Bulletin Board or the “Pink Sheets”, our stockholders will not be able to rely on the market-based volume limitation described above, and our stockholders who wish to sell our stock would rely only on the percentage based volume limitation described above.

Holders

As of March 31, 2010 there were 21,793,920 shares of common stock outstanding and approximately 650 stockholders of record.

Dividends

We have not paid dividends on our common stock during the last two fiscal years and we do not anticipate the payments of dividends in the near future. Our board of directors exercises discretion over the payment of dividends and it is the current intention to retain all earnings, if any, for use in business operations.

Equity Compensation Plan Information

The following table sets forth the securities that are authorized for issuance under the equity compensation plans of Neogenix as of December 31, 2009:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
Equity Compensation plans approved by security holders (1)	18,589,000	$5.28	1,411,000
Equity Compensation plans not approved by security holders	—	—	—
Total	18,589,000	$5.28	1,411,000

(1)	The equity compensation plans approved by our stockholders are the 2005 Employee, Director and Consultant Stock Option Plan and the Amended and Restated 2005 Stock Option Plan.

Item 10.	Recent Sales of Unregistered Securities.

The information below lists all of our securities sold by us during the past three years which were not registered under the Securities Act of 1933. We paid no underwriting discounts or commissions in connection with any of the following transactions:

•

Between May 1, 2007 and May 30, 2008, we issued 2,502,871 shares of Common Stock, at a purchase price of $4.00 per share, for an aggregate purchase price of $10,011,000. In connection with this offering, we paid $746,470 in fees and expenses to finders for their services, and issued options to finders to acquire up to 11,285 shares of Common Stock, at an exercise price of $5.00 per share and 1,850 shares of Common Stock at an exercise price of $4.00 per share. These shares and options were issued to accredited investors (as defined under Rule 501(a) promulgated under the Securities Act of 1933) pursuant to a private placement, without the use of any general solicitation or public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

•

Between July 1, 2008 and June 20, 2009, we issued 2,122,952 shares of Common Stock at a purchase price of $5.00 per share, for an aggregate purchase price of $10,614,760. In connection with this offering, we paid $605,706 in fees and expenses to finders for their services, and issued options to finders to acquire up to 27,063 shares of Common Stock, at an exercise price of $6.00 per share. These shares and options were issued to accredited investors (as defined under Rule 501(a) promulgated under the Securities Act of 1933) pursuant to a private placement, without the use of any general solicitation or public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

•

On or about December 31, 2008, pursuant to a certain Patent Purchase and Transfer Agreement, dated November 20, 2008, between us and IBS, we issued the following securities (collectively, the “IBS Securities”) to certain shareholders, officers, directors and creditors of IBS: (i) up to 1,000,000 shares of Common Stock and (ii) warrants to acquire up to 1,000,000 shares of Common Stock, at an exercise price of $6.00 per share. The IBS Securities were issued in exchange for our acquisition of certain assets, including intellectual property, owned by IBS. At the time of issuance of the IBS Securities, the shareholders, officers, directors and creditors of IBS who received IBS Securities were accredited investors (as defined under Rule 501(a) promulgated under the Securities Act of 1933), and therefore the IBS Securities are exempt from registration under Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

•

Between May 30, 2009 and December 31, 2009, we issued 2,068,255 shares of Common Stock at a purchase price of $7.50 per share, for an aggregate purchase price of $15,511,920. In connection with this offering, we paid $1,304,584 in fees and expenses to finders for their services, and issued options to finders to acquire up to 345,000 shares of Common Stock, at an exercise price of $8.00 per share. These shares and options were issued to accredited investors (as defined under Rule 501(a) promulgated under the Securities Act of 1933) pursuant to a private placement, without the use of any general solicitation or public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

•

Between January 4, 2010 and April 15, 2010, we issued 78,500 shares of Common Stock at a purchase price of $12.50 per share, for an aggregate purchase price of $981,250. In connection with this offering, we paid $50,469 in fees and expenses to finders for their services. These shares were issued to accredited investors (as defined under Rule 501(a) promulgated under the Securities Act of 1933) pursuant to a private placement, without the use of any general solicitation or public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

Item 11.	Description of Registrant’s Securities to be Registered.

Description Of Capital Stock

Following is a summary of the rights, preferences, privileges and restrictions applicable to the capital stock of Neogenix.

Common Stock

We are authorized to issue 200,000,000 shares of common stock, par value $0.00001 per share. As of March 31, 2010, we have 21,793,920 shares of common stock outstanding. In addition, there are options or warrants to acquire 20,009,000 shares of common stock outstanding. Each stockholder of record is entitled to one vote for each outstanding share of common stock owned by him on every matter properly submitted to the common stockholders for their vote.

Holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for such purpose, and, after payment of any preferential amounts to holders of preferred stock, holders of common stock are entitled to receive on a pro rata basis all remaining assets of our company available for distribution to the holders of common stock in the event of liquidation, dissolution, or winding up of our company. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock.

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock, of which 1,000,000 shares are as yet undesignated. There are no shares of preferred stock issued and outstanding. The board of directors has the authority to issue shares of undesignated preferred stock from time to time in one or more series and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. We have no present plans to issue any shares of preferred stock.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. The initial terms of the first, second and third classes expire in 2011, 2012 and 2013, respectively. Our classified board may render a change in control of us or removal of our incumbent management more difficult, however, we believe this structure will help us ensure the continuity of our operations, management and policies.

Removal of Directors, Filling of Vacancies on the Board of Directors

Our charter provides that (i) stockholders can remove directors for cause only, and (ii) the vote of 80% of the outstanding shares of our stock is required to remove a director for cause. Our bylaws provide that beginning on the date on which we first have a class of equity securities registered under the Exchange Act, in the event of a vacancy on the board caused by an increase in the size of the board or the death, resignation or removal of a director, the vacancy can be filled only by the remaining directors.

Approval of Certain Business Combinations

Under our charter, subject to certain exceptions, the affirmative vote of stockholders entitled to cast at least eighty percent of the voting power of the then outstanding shares of our capital stock entitled to be cast on the matter is required to effect the following extraordinary actions:

(i)	any merger or consolidation of Neogenix or its subsidiaries with (a) any interested shareholder or (b) any other person which is, or after such merger or consolidation would be, an affiliate of an interested shareholder;

(ii)	any sale, exclusive license, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested shareholder or any affiliate of any interested shareholder of any of our assets or of any of our subsidiaries having an aggregate fair market value of $10 million or more;

(iii)	the issuance or transfer of any of our securities or any subsidiary’s securities to any interested shareholder or any affiliate of any interested shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10 million or more;

(iv)	the adoption of any plan or proposal for the liquidation or dissolution of Neogenix proposed by or on behalf of any interested shareholder or any affiliate of any interested shareholder; or

(v)	any reclassification of securities (including any reverse stock split), or recapitalization of Neogenix, or any merger or consolidation of Neogenix with any of our subsidiaries or any other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity.

Calling of Meetings by Stockholders

Our charter provides that beginning on the date on which we first have a class of equity securities registered under the Exchange Act, special meetings of stockholders may be called only upon the request of stockholders holding a majority of the outstanding votes to be cast at the meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors, or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors, or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Our bylaws may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Item 12.	Indemnification of Directors and Officers.

Our charter and bylaws contain provisions eliminating or limiting the personal financial liability of our directors and officers to the fullest extent permitted by Maryland Corporation Law, which provides that directors will not be personally liable, as such, for monetary damages for any action taken, or any failure to take action, unless the director has breached or failed to perform the duties of his or her office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, such indemnification excluding responsibility or liability pursuant to any criminal statute or for payment of taxes pursuant to local, state or federal law.

In addition, provisions in our bylaws indemnify promptly each and every person who was or is a party, is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (referred to here collectively, as a Proceeding) by reason of the fact that he or she is or was a director, officer, employee or agent of Neogenix or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expense, liability and loss (including, without limitation, attorneys fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by him or her in connection with the defense or settlement of a Proceeding unless it is proved in a court or other body of competent jurisdiction that: (i) the act or omission of the person was material to the cause of action adjudicated in the Proceeding and was committed in bad faith; (ii) the person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal Proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

Item 13.	Financial Statements and Supplementary Data.

See the financial statements and related notes included in Item 15 of this registration statement.

Item 14.	Change in and Disagreements with Accountants on Accounting and Financial Disclosure.

There are not and have not been any disagreements between our company and our accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 15.	Financial Statements and Exhibits.

(a) Index to Consolidated Financial Statements.

See the index to consolidated financial statements set forth on page F-1.

(b) Index to Exhibits.

See the exhibit index immediately following the signature page to this Form 10.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned there unto duly authorized.

NEOGENIX ONCOLOGY, INC. (Registrant)

Date: June 30, 2010	By:	/s/ DR. PHILIP ARLEN
Dr. Philip Arlen
Chief Executive Officer

[Remainder of this page intentionally left blank]

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Asset Contribution Agreement, between the registrant and Ariel Hollinshead, dated December 10, 2004†

2.2*	Amendment to Asset Contribution Agreement, between the registrant and Ariel Hollinshead, dated May 26, 2006†

2.3*	Asset Purchase and Transfer Agreement, between the registrant and International BioImmune Systems Inc., dated November 20, 2008†

3.1*	Amended and Restated Articles of Incorporation

3.2*	Second Amended and Restated Bylaws

4.1*	Specimen Common Stock Certificate

10.1*	Employment Agreement dated May 5, 2009, between the registrant and Dr. Myron Arlen

10.2*	Amendment to Employment Agreement between the registrant and Dr. Myron Arlen dated February 19, 2010

10.3*	Employment Agreement dated May 5, 2009, between the registrant and Dr. Philip M. Arlen

10.4*	Amendment to Employment Agreement between the registrant and Dr. Philip Arlen dated February 19, 2010

10.5*	Employment Agreement dated May 5, 2009, between the registrant and Peter Gordon

10.6*	Amendment to Employment Agreement between the registrant and Peter Gordon, dated February 19, 2010

10.7*	2005 Employee, Director and Consultant Stock Option Plan, as amended

10.8*	2005 Amended and Restated Stock Option Plan

10.9*	Form of Non-Qualified Stock Option Agreement

10.10*	Form of Incentive Stock Option Agreement

10.11*	Lease by and between the registrant and Affiliated Developers, Inc., dated March 17, 2005

10.12*	First modification of Lease by and between the registrant and Affiliated Developers, Inc., dated July 18, 2008

10.13*	Second modification of Lease by and between the registrant and Affiliated Developers, Inc., dated January 22, 2009

10.14*	Third modification of Lease by and between the registrant and Affiliated Developers, Inc., dated October 27, 2009

10.15*	Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated April 28, 2004

10.16*	Amendment No. 1 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated May 28, 2004

10.17*	Amendment No. 2 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated June 17, 2005

10.18*	Amendment No. 3 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, effective July 2, 2006

10.19*	Amendment No. 4 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated May 11, 2007

10.20*	Amendment No. 5 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated January 25, 2008

10.21*	Amendment No. 6 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated March 21, 2008

10.22*	Amendment No. 7 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, effective August 11, 2008

10.23*	Amendment No. 9 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated April 30, 2009

10.24*	Amendment No. 10 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated August 20, 2009

10.25*	Amendment No. 10 (#2) to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated September 29, 2009

10.26*	Amendment No. 11 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated January 19, 2010

10.27*	Amendment No. 12 to Lease and License Agreement by and between the registrant and Maryland Economic Development Corporation, dated February 12, 2010

10.28*	Services Agreement between Neogenix and Selexis SA dated August 12, 2009 ¿

10.29**	Services Agreement between Neogenix and Selexis SA dated April 13, 2010

10.30**	Services Agreement between Neogenix and Selexis SA dated April 13, 2010

*	Previously filed.
**	To be filed by amendment.
†	The schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A description of the omitted schedules is contained within the agreement. The Company hereby agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.
¿	Portions of this exhibit were redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. This information has been filed separately with the Securities and Exchange Commission.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Contents

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance sheets as of December 31, 2009 and 2008	F-3

Statements of operations for the years ended December 31, 2009 and 2008 and for the period from January 1, 2004 (inception) through December 31, 2009	F-4

Statements of changes in stockholders’ equity (deficit) for the years ended December 31, 2009 and 2008 and for the period from January 1, 2004 (inception) through December 31, 2009	F-5

Statements of cash flows for the years ended December 31, 2009 and 2008 and for the period from January 1, 2004 (inception) through December 31, 2009	F-11

Notes to financial statements	F-12

Condensed balance sheets as of March 31, 2010 (unaudited) and December 31, 2009	F-30

Condensed statements of operations for the three months ended March 31, 2010 and 2009, and for the period from January 1, 2004 (inception) through March 31, 2010 (unaudited)	F-31

Condensed statement of stockholders’ equity for the three months ended March 31, 2010 (unaudited)	F-32

Condensed statements of cash flows for the three months ended March 31, 2010 and 2009, and for the period from January 1, 2004 (inception) through March 31, 2010 (unaudited)	F-33

Notes to unaudited condensed financial statements	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Neogenix Oncology, Inc.

We have audited the accompanying balance sheets of Neogenix Oncology, Inc. (a development stage enterprise) (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2009 and 2008, and for the period from January 1, 2004 (inception) through December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neogenix Oncology, Inc. (a development stage enterprise) as of December 31, 2009 and 2008, and the results of its operations, changes in its stockholders’ equity (deficit) and its cash flows for the years ended December 31, 2009 and 2008, and for the period from January 1, 2004 (inception) through December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Eisner LLP

New York, New York

June 9, 2010

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Balance Sheets

	As of December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$6,661,982	$2,762,829
Restricted short-term investments	232,821	225,000
Short-term investments	210,350	76,232
Prepaid expenses	66,327	42,196

Total current assets	7,171,480	3,106,257

Restricted long-term investments	7,212,429	1,000,000
Long-term investments	103,998	202,745
Property and equipment, net of accumulated depreciation of $305,747 and $168,414 for 2009 and 2008, respectively	845,792	343,636
Other assets	14,492	12,773

	$15,348,191	$4,665,411

LIABILITIES
Current liabilities:
Accounts payable	$529,845	$13,868
Accrued expenses	532,973	357,330
Lines of credit	—	250,000

Total current liabilities	1,062,818	621,198

Due to principal founding stockholder	—	2,674
Deferred rent	9,546	3,617

	1,072,364	627,489

Commitments and other matters (Note J)

STOCKHOLDERS’ EQUITY
Series A preferred stock; $0.01 par value; 1,000,000 shares authorized; 0 shares issued and outstanding
Common stock; $0.00001 par value; 200,000,000 and 40,000,000 shares authorized for 2009 and 2008, respectively; 21,715,420 and 19,766,237 shares issued and 21,715,420 and 19,016,237 outstanding for 2009 and 2008, respectively	217	197
Additional paid-in capital	91,764,530	46,123,238
Subscriptions receivable	(104,619)	(259,000)
Deficit accumulated during the development stage	(77,384,301)	(41,825,763)

Treasury stock, 0 and 750,000 shares of common stock at cost for 2009 and 2008, respectively	—	(750)

	14,275,827	4,037,922

	$15,348,191	$4,665,411

See notes to financial statements

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Statements of Operations

			For the Period From
			January 1, 2004
			(Inception)
	Years Ended December 31,		Through December 31,
	2009	2008	2009

Revenue	$—	$—	$—

Costs and expenses:
Research and development	6,490,482	14,777,942	25,554,921
General and administrative	29,239,321	11,115,958	52,163,291

Total costs and expenses	35,729,804	25,893,900	77,718,212

Loss from operations	(35,729,804)	(25,893,900)	(77,718,212)

Other income (expense):
Interest income	171,266	112,298	333,911

Loss before income tax	(35,558,538)	(25,781,602)	(77,384,301)

Provision for income tax	—	—	—

Net loss	$(35,558,538)	$(25,781,602)	$(77,384,301)

Net loss per common share – basic and diluted	$(1.67)	$(1.46)

Weighted average shares outstanding – basic and diluted	21,258,000	17,650,000

See notes to financial statements

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Statements of Changes in Stockholders’ Equity (Deficit)

For the Period From January 1, 2004 (Inception) Through December 31, 2009

	Series A Preferred Stock		Common Stock		Additional Paid-in	Deficit Accumulated During the Development	Total Stockholders’
	Shares	Par Value	Shares	Par Value	Capital	Stage	Equity (Deficit)

Issuance of shares to founding stockholders in January 2004 ($.00001 per share)	—	$—	9,750,000	$98	$900	$—	$998
Issuance of shares to a founding stockholder in January 2004 in exchange for assets contributed ($0.0001 per share)	—	—	250,000	2	—	—	2
Issuance of common stock in May 2004 ($1.00 per share)	—	—	100,000	1	99,999	—	100,000
Issuance of common stock in July 2004 ($1.00 per share)	—	—	200,000	2	199,998	—	200,000
Issuance of common stock in August 2004 ($1.00 per share), net of finder’s fee of $6,600	—	—	271,000	3	264,397	—	264,400
Issuance of common stock in September 2004 ($1.00 per share), net of finder’s fee of $2,000	—	—	20,000	—	18,000	—	18,000
Issuance of common stock in October 2004 ($1.00 per share)	—	—	25,000	—	25,000	—	25,000
Issuance of common stock in November 2004 ($1.00 per share), net of finder’s fee of $2,500	—	—	25,000	—	22,500	—	22,500
Issuance of common stock in December 2004 ($1.00 per share), net of finder’s fee of $1,750	—	—	67,000	1	65,249	—	65,250
Net loss	—	—	—	—	—	(673,827)	(673,827)

Balance – December 31, 2004 (carried forward)	—	—	10,708,000	107	696,043	(673,827)	22,323

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Statements of Changes in Stockholders’ Equity (Deficit)

For the Period From January 1, 2004 (Inception) Through December 31, 2009

(continued)

	Series A							Deficit Accumulated
	Preferred Stock		Common Stock		Treasury Shares		Additional	During the	Total
	Shares	Par Value	Shares	Par Value	Shares	Value	Paid-in Capital	Development Stage	Stockholders’ Equity (Deficit)

Balance – December 31, 2004 (brought forward)	—	$—	10,708,000	$107	—	$—	$696,043	$(673,827)	$22,323

Issuance of common stock in January 2005 ($1.00 per share), net of finder’s fee of $11,800	—	—	625,998	6	—	—	614,192	—	614,198
Issuance of common stock in March 2005 ($1.00 per share)	—	—	500,000	5	—	—	499,995	—	500,000
Issuance of common stock in February 2005 ($2.00 per share), net of finder’s fee of $5,000	—	—	75,000	1	—	—	144,999	—	145,000
Issuance of common stock in March 2005 ($2.00 per share), net of finder’s fee of $800	—	—	24,000	—	—	—	47,200	—	47,200
Issuance of common stock in May 2005 ($2.00 per share), net of finder’s fee of $5,000	—	—	25,000	—	—	—	45,000	—	45,000
Issuance of common stock in June 2005 ($2.00 per share), net of finder’s fee of $2,500	—	—	142,750	2	—	—	282,998	—	283,000
Issuance of common stock in June 2005 for finder’s fee	—	—	6,375	—	—	—	(12,750)	—	(12,750)
Issuance of common stock in July 2005 ($2.00 per share), net of finder’s fee of $9,500	—	—	67,000	1	—	—	124,499	—	124,500
Issuance of common stock in August 2005 ($2.00 per share)	—	—	12,500	—	—	—	25,000	—	25,000
Issuance of common stock in September 2005 ($2.00 per share)	—	—	47,500	—	—	—	95,000	—	95,000
Issuance of common stock for warrants exercised in December 2005 ($2.00 per share)	—	—	150,000	1	—	—	299,999	—	300,000
Share-based compensation (Note I[2])	—	—	—	—	—	—	771,756	—	771,756
Issuance of options in connection with a litigation settlement (Note J[5])	—	—	—	—	—	—	10,479	—	10,479
Purchase of treasury stock	—	—	—	—	750,000	(750)	—	—	(750)
Offering costs on private placement memorandum	—	—	—	—	—	—	(30,000)	—	(30,000)

Net loss	—	—	—	—	—	—	—	(2,752,915)	(2,752,915)

Balance – December 31, 2005 (carried forward)	—	—	12,384,123	123	750,000	(750)	3,614,410	(3,426,742)	187,041

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Statements of Changes in Stockholders’ Equity (Deficit)

For the Period From January 1, 2004 (Inception) Through December 31, 2009

(continued)

	Series A								Deficit Accumulated	Total
	Preferred Stock		Common Stock		Treasury Shares		Subscription Receivable	Additional	During the	Stockholders’
	Shares	Par Value	Shares	Par Value	Shares	Value		Paid-in Capital	Development Stage	Equity (Deficit)

Balance – December 31, 2005 (brought forward)	—	$—	12,384,123	$123	750,000	$(750)	$—	$3,614,410	$(3,426,742)	$187,041

Issuance of common stock for options exercised in January 2006 ($2.00 per share)	—	—	134,000	2	—	—	—	267,998	—	268,000
Issuance of common stock for options exercised in February 2006 ($2.00 per share)	—	—	10,000	—	—	—	—	20,000	—	20,000
Issuance of common stock in February 2006 ($2.00 per share), net of finder’s fee of $5,000	—	—	30,000	—	—	—	—	55,000	—	55,000
Issuance of common stock in March 2006 ($3.00 per share), net of finder’s fee of $7,500	—	—	47,500	—	—	—	—	135,000	—	135,000
Issuance of common stock in April 2006 ($3.00 per share)	—	—	500	—	—	—	—	1,500	—	1,500
Issuance of common stock in May 2006 ($3.00 per share), net of finder’s fees of $900	—	—	28,500	—	—	—	—	84,600	—	84,600
Issuance of common stock in June 2006 ($3.00 per share), net of finder’s fee of $2,450	—	—	77,467	1	—	—	—	229,949	—	229,950
Issuance of common stock in July 2006 ($3.00 per share), net of finder’s fee of $5,500	—	—	25,500	1	—	—	—	70,999	—	71,000
Issuance of common stock in August 2006 ($3.00 per share)	—	—	25,000	—	—	—	—	75,000	—	75,000
Issuance of common stock in September 2006 ($3.00 per share)	—	—	19,500	—	—	—	—	58,500	—	58,500
Issuance of common stock in October 2006 ($3.00 per share)	—	—	8,333	—	—	—	—	25,000	—	25,000
Issuance of common stock in November 2006 ($3.00 per share), net of offering costs of $36,000	—	—	75,666	1	—	—	—	190,999	—	191,000
Issuance of common stock in December 2006 ($3.00 per share)	—	—	18,365	—	—	—	—	55,100	—	55,100
Share-based compensation (Note I[2])	—	—	—	—	—	—	—	2,152,615	—	2,152,615
Purchase of treasury stock in January 2006	—	—	—	—	10,000	(20,000)	—	—	—	(20,000)
Issuance of common stock through purchase of treasury stock ($2.00 per share) in January 2006	—	—	—	—	(10,000)	20,000	—	—	—	20,000
Net increase in subscription receivable	—	—	—	—	—	—	(36,100)	—	—	(36,100)
Net loss	—	—	—	—	—	—	—	—	(4,226,169)	(4,226,169)

Balance – December 31, 2006 (carried forward)	—	—	12,884,454	128	750,000	(750)	(36,100)	7,036,670	(7,652,911)	(652,963)

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Statements of Changes in Stockholders’ Equity (Deficit)

For the Period From January 1, 2004 (Inception) Through December 31, 2009

(continued)

	Series A Preferred Stock		Common Stock		Treasury Shares				Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Par Value	Shares	Par Value	Shares	Value	Subscription Receivable	Additional Paid-in Capital

Balance – December 31, 2006 (brought forward)	—	$—	12,884,454	$128	750,000	$(750)	$(36,100)	$7,036,670	$(7,652,911)	$(652,963)

Issuance of common stock in January 2007 ($1.00 per share), net of finder’s fee of $20,000	—	—	200,000	2	—	—	—	179,998	—	180,000
Issuance of common stock in January 2007 ($3.00 per share)	—	—	2,500	—	—	—	—	7,500	—	7,500
Issuance of common stock in March 2007 ($3.00 per share), net of finder’s fee of $51,050	—	—	373,764	4	—	—	—	1,070,246	—	1,070,250
Issuance of common stock in April 2007 ($3.00 per share), net of finder’s fee of $51,270	—	—	372,498	4	—	—	—	1,066,228	—	1,066,232
Issuance of common stock in April 2007 ($4.00 per share)	—	—	33,125	—	—	—	—	132,500	—	132,500
Issuance of common stock in May 2007 ($4.00 per share), net of finder’s fee of $127,470	—	—	227,096	2	—	—	—	780,912	—	780,914
Issuance of common stock in June 2007 ($4.00 per share), net of finder’s fee of $24,500	—	—	106,750	1	—	—	—	402,499	—	402,500
Issuance of common stock in July 2007 ($4.00 per share)	—	—	38,500	—	—	—	—	154,000	—	154,000
Issuance of common stock in August 2007 ($4.00 per share), net of finder’s fee of $18,300	—	—	51,250	1	—	—	—	186,699	—	186,700
Issuance of common stock in September 2007 ($4.00 per share), net of finder’s fee of $76,600	—	—	213,250	2	—	—	—	776,398	—	776,400
Issuance of common stock in October 2007 ($4.00 per share), net of finder’s fee of $45,300	—	—	167,000	2	—	—	—	622,698	—	622,700
Issuance of common stock in November 2007 ($4.00 per share), net of finder’s fee of $87,130	—	—	159,575	2	—	—	—	551,168	—	551,170
Issuance of common stock in December 2007 ($4.00 per share), net of finder’s fee of $31,220	—	—	264,300	3	—	—	—	1,025,977	—	1,025,980
Issuance of common stock in December 2007 ($2.00 per share)	—	—	25,000	—	—	—	—	50,000	—	50,000
Issuance of common stock for options exercised in December 2007 ($0.25 per share)	—	—	13,200	—	—	—	—	3,300	—	3,300
Share-based compensation (Note I[2])	—	—	—	—	—	—	—	5,608,902	—	5,608,902
Offering costs on private placement memorandum	—	—	—	—	—	—	—	(30,000)		(30,000)

Net increase in subscription receivable	—	—	—	—	—	—	(201,900)	—	—	(201,900)

Net loss	—	—	—	—	—	—	—	—	(8,391,250)	(8,391,250)

Balance – December 31, 2007 (carried forward)	—	—	15,132,262	151	750,000	(750)	(238,000)	19,625,695	(16,044,161)	3,342,935

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Statements of Changes in Stockholders’ Equity (Deficit)

For the Period From January 1, 2004 (Inception) Through December 31, 2009

(continued)

	Series A Preferred Stock		Common Stock		Treasury Shares			Additional	Deficit Accumulated During the	Total Stockholders’
	Shares	Par Value	Shares	Par Value	Shares	Value	Subscription Receivable	Paid-in Capital	Development Stage	Equity (Deficit)

Balance – December 31, 2007 (brought forward)	—	$—	15,132,262	$151	750,000	$(750)	$(238,000)	$19,625,695	$(16,044,161)	$3,342,935

Issuance of common stock for options exercised in January 2008 ($0.25 per share)	—	—	1,069,000	11	—	—	—	267,239	—	267,250
Issuance of common stock in January 2008 ($4.00 per share), net of finder’s fee of $73,500	—	—	343,950	3	—	—	—	1,302,297	—	1,302,300
Issuance of common stock for options exercised in February 2008 ($0.25 per share)	—	—	390,000	4	—	—	—	97,496	—	97,500
Issuance of common stock in February 2008 ($4.00 per share), net of finder’s fee of $15,480	—	—	74,950	1	—	—	—	284,319	—	284,320
Issuance of common stock for options exercised in March 2008 ($0.25 per share)	—	—	21,000	—	—	—	—	5,250	—	5,250
Issuance of common stock in March 2008 ($4.00 per share), net of finder’s fee of $17,100	—	—	63,750	1	—	—	—	237,899	—	237,900
Issuance of common stock in April 2008 ($4.00 per share), net of finder’s fee of $95,500	—	—	265,000	3	—	—	—	964,497	—	964,500
Issuance of common stock in May 2008 ($4.00 per share), net of finder’s fee of 122,370	—	—	394,375	4	—	—	—	1,455,126	—	1,455,130
Issuance of common stock in June 2008 ($4.00 per share), net of finder’s fee of $12,000	—	—	36,250	—	—	—	—	133,000	—	133,000
Issuance of common stock in June 2008 ($5.00 per share)	—	—	10,000	—	—	—	—	50,000	—	50,000
Issuance of common stock in July 2008 ($4.00 per share)	—	—	4,250	—	—	—	—	17,000	—	17,000
Issuance of common stock in July 2008 ($5.00 per share), net of finder’s fee of $25,500	—	—	73,500	1	—	—	—	341,999	—	342,000
Issuance of common stock in August 2008 ($5.00 per share), net of finder’s fee of $11,200	—	—	45,000	—	—	—	—	213,800	—	213,800
Issuance of common stock in September 2008 ($5.00 per share), net of finder’s fee of $28,360	—	—	86,100	1	—	—	—	402,139	—	402,140
Issuance of common stock in October 2008 ($5.00 per share), net of finder’s fee of $11,550	—	—	306,100	3	—	—	—	1,518,947	—	1,518,950
Issuance of common stock in November 2008 ($5.00 per share), net of finder’s fee of $40,800	—	—	180,000	2	—	—	—	859,198	—	859,200
Issuance of common stock in December 2008 ($5.00 per share), net of finder’s fee of $65,870	—	—	270,750	2	—	—	—	1,286,628	—	1,286,630
Issuance of common stock for acquisition of patents in December 2008	—	—	1,000,000	10	—	—	—	4,999,990	—	5,000,000
Issuance of warrants for acquisition of patents in December 2008	—	—	—	—	—	—	—	3,375,286	—	3,375,286
Share-based compensation (Note I[2])	—	—	—	—	—	—	—	8,730,433	—	8,730,433
Offering costs on private placement memorandum	—	—	—	—	—	—	—	(45,000)	—	(45,000)

Net increase in subscription receivable							(21,000)			(21,000)

Net loss	—	—	—	—	—	—	—	—	(25,781,602)	(25,781,602)

Balance – December 31, 2008 (carried forward)	—	—	19,766,237	$197	750,000	$(750)	$(259,000)	$46,123,238	$(41,825,763)	$4,037,922

See notes to financial statements

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Statements of Changes in Stockholders’ Equity (Deficit)

For the Period From January 1, 2004 (Inception) Through December 31, 2009

(continued)

	Series A Preferred Stock		Common Stock		Treasury Shares		Subscription Receivable	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Par Value	Shares	Par Value	Shares	Value

Balance – December 31, 2008 (brought forward)	—	$—	19,766,237	$197	750,000	$(750)	(259,000)	$46,123,238	$(41,825,763)	$4,037,922

Issuance of common stock in January 2009 ($5.00 per share), net of finder’s fee of $48,300	—	—	241,200	3	—	—	—	1,157,697	—	1,157,700
Issuance of common stock in February 2009 ($5.00 per share), net of finder’s fee of $37,520	—	—	205,200	2	—	—	—	988,478	—	988,480
Issuance of common stock in March 2009 ($5.00 per share), net of finder’s fee of $142,790	—	—	311,980	3	—	—	—	1,417,107	—	1,417,110
Issuance of common stock in April 2009 ($5.00 per share), net of finder’s fee of $178,291	—	—	302,400	3	—	—	—	1,333,706	—	1,333,709
Issuance of common stock in April 2009 ($4.00 per share)	—	—	3,125	—	—	—	—	12,500	—	12,500
Issuance of common stock in May 2009 ($5.00 per share), net of finder’s fee of $15,525	—	—	80,972	1	—	—	—	389,334	—	389,335
Issuance of common stock in June 2009 ($7.50 per share), net of finder’s fee of $31,675	—	—	49,333	—	—	—	—	338,325	—	338,325
Issuance of common stock in July 2009 ($7.50 per share), net of finder’s fee of $67,500	—	—	210,120	2	—	—	—	1,508,398	—	1,508,400
Issuance of common stock in August 2009 ($7.50 per share), net of finder’s fee of $392,123	—	—	636,977	6	—	—	—	4,385,201	—	4,385,207
Issuance of common stock in September 2009 ($7.50 per share), net of finder’s fee of $329,959	—	—	267,026	3	—	—	—	1,672,733	—	1,672,736
Issuance of common stock in October 2009 ($7.50 per share), net of finder’s fee of $158,420	—	—	340,368	3	—	—	—	2,394,337	—	2,394,340
Issuance of common stock in November 2009 ($7.50 per share), net of finder’s fee of $146,902	—	—	245,705	3	—	—	—	1,695,883	—	1,695,886
Issuance of common stock in December 2009 ($7.50 per share), net of finder’s fee of $178,005	—	—	304,777	3	—	—	—	2,107,820	—	2,107,823

Purchase of treasury stock	—	—	—	—	500,000	(175,000)	—	—	—	(175,000)
Retirement of treasury stock	—	—	(1,250,000)	(12)	(1,250,000)	175,750	—	(175,738)	—	—
Share-based compensation (Note I[2])	—	—	—	—	—	—	—	26,520,511	—	26,520,511
Offering costs on private placement memorandum	—	—	—	—	—	—	—	(105,000)	—	(105,000)

Net decrease in subscription receivable	—	—	—	—	—	—	154,381	—	—	154,381

Net loss	—	—	—	—	—	—	—	—	(35,558,538)	(35,558,538)

Balance - December 31, 2009	—	$—	21,715,420	$217	—	$—	$(104,619)	$91,764,530	$(77,384,301)	$14,275,827

See notes to financial statements

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Statements of Cash Flows

	Years Ended December 31,		For the Period From January 1, 2004 (Inception) Through December 31,
	2009	2008	2009

Cash flows from operating activities:
Net loss	$(35,558,538)	$(25,781,602)	$(77,384,301)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash acquisition of in-process research and development	—	8,375,286	8,375,286
Equity based compensation	26,277,150	8,690,303	43,511,205
Salaries payable to founding stockholders	—	(19,582)	66,444
Depreciation	150,566	78,336	327,041
Deferred rent	5,929	(3,849)	9,546
Loss (gain) on the sale or exchange of equipment	5,272	(4,496)	776
Changes in:
Prepaid expenses	(24,131)	364,428	(66,327)
Deferred financing costs	—	—	(14,700)
Other assets	(1,719)	(2,406)	(14,492)
Accounts payable and accrued expenses	691,620	144,114	1,062,818

Net cash used in operating activities	(8,453,851)	(8,159,468)	(24,126,704)

Cash flows from investing activities:
Purchase of investments	(35,371)	(178,977)	(314,348)
Purchase of restricted investments	(6,220,250)	(1,125,000)	(7,445,250)
Purchase of property and equipment	(657,994)	(249,950)	(1,173,609)

Net cash used in investing activities	(6,913,615)	(1,553,927)	(8,933,207)

Cash flows from financing activities:
Net proceeds from sale of common stock	19,694,293	9,055,700	39,337,787
Proceeds on advances from principal founding stockholder	—	—	80,000
Repayments on advance from principal founding stockholder	(2,674)	(270)	(145,444)
Deferred financing cost	—	—	(36,000)
Proceeds from exercise of stock options	—	370,000	661,300
Proceeds from lines of credit	—	750,000	750,000
Repayments on lines of credit	(250,000)	(500,000)	(750,000)
Repurchase of common stock	(175,000)	—	(195,750)
Sale of treasury stock	—	—	20,000

Net cash provided by financing activities	19,266,619	9,675,430	39,721,893

Net increase (decrease) in cash and cash equivalents	3,899,153	(37,965)	6,661,982
Cash and cash equivalents - beginning of period	2,762,829	2,800,794	—

Cash and cash equivalents - end of period	$6,661,982	$2,762,829	$6,661,982

Supplemental disclosure of noncash investing activities:
Exchange of fixed assets	$—	$7,300	$7,300

Supplemental disclosures of noncash financing activities:
Payable settled by issuance of founding stockholders’ shares at par value of $0.00001	$—	$—	$1,000
Retirement of treasury stock	$175,750	$—	$175,750
Change in subscriptions receivable	$154,381	$21,000	$104,619
Options granted for finder’s fee	$243,361	$40,130	$328,631
Deferred financing costs	$—	$14,700	$14,700

See notes to financial statements

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements

December 31, 2009 and 2008

NOTE A - THE COMPANY

Neogenix Oncology, Inc. (“Neogenix” or the “Company”) was formed as a Maryland corporation on December 31, 2003 (inception) and had nominal activity until it commenced operations on April 1, 2004. In September 2005, the Company changed its name from Neogenix Oncology Corp. to Neogenix Oncology, Inc.

Neogenix is a biotechnology company focused on developing novel therapeutic and diagnostic products for the treatment of pancreatic, colon, lung, prostate and various other cancers. The Company rents a research and development facility in Rockville, Maryland and has its administrative and clinical studies offices in Great Neck, New York. The Company has not generated any revenue from inception through December 31, 2009.

The Company has devoted its efforts primarily towards the development of therapeutic monoclonal antibodies, targeted against pancreatic and colorectal cancer. The costs for manufacturing these therapeutic products, to meet Food and Drug Administration (“FDA”) standards, and completing the pre-clinical tests, required by the FDA for therapeutics, have been expensed as incurred. Phase I clinical trials are planned for patients with advanced cancer who have failed all standard forms of therapy. The Company intends to use the FDA Fast Track approval process for its therapeutic products. The Fast Track programs are designed to facilitate the development, and expedite the review, of new drugs that are intended to treat serious or life-threatening conditions and/or demonstrate the potential to address unmet medical needs. Products showing some degree of benefit, in terms of enhancement of survival for several months without major toxicity, may receive more timely approval. However, there is no guarantee the Company will ever obtain the necessary FDA approval for their product candidates.

The Company has also devoted efforts towards the research and development of diagnostic tests for the detection of pancreatic and colon cancer. The Company’s diagnostic tests will require FDA regulatory approval which is equivalent to a 510(k) approval process.

Accordingly, the Company is considered to be a development stage enterprise. Costs relating to organizational matters have been expensed as incurred. The products being developed are currently in the research and development stage. These products will require further research and development, clinical testing, and regulatory approval prior to their commercialization in the United States or abroad. All these efforts will require substantial funding.

NOTE B - BASIS OF PRESENTATION

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The propriety of using the going concern basis is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financings and other funding sources to meet the Company’s obligations. Management continues to devote substantial time to raise cash through the sale of common stock, and believes that such financing will support the Company through December 31, 2010. Subsequent to December 31, 2009, the Company received gross proceeds of $981,250, with finder’s fees of $50,469, through the issuance of common stock as discussed in Note K.

NOTE C - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less at the date acquired to be cash equivalents.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Investments:

The Company holds investments in certificates of deposit with various terms and interest rates. Certificates of deposit with a remaining term of less than one year are classified as current on the balance sheets. Those with a remaining term of greater than one year are classified as long-term on the balance sheets. Certain certificates of deposit are being held as collateral for lines of credit and are included in restricted certificates of deposit on the balance sheets.

[3] Property and equipment:

Property and equipment are carried at cost less accumulated depreciation and amortization which are recorded using the straight-line method over the estimated useful lives of five years. Leasehold improvements are amortized over the shorter of their estimated useful life or the term of the lease. Property and equipment used for research and development activities are capitalized if they have alternative uses. Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. The cost and accumulated depreciation of property and equipment sold or otherwise retired are removed from the accounts and any related gain or loss on disposition is reflected in net income or loss for the year. The Company capitalizes assets with a cost in excess of $1,000 and an expected life greater than one year.

[4] Impairment of long-lived tangible assets

The Company reviews long-lived tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows projected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less disposal costs.

[5] Research and development:

Research and development expenses include personnel and facility-related expenses, outside contracted services, manufacturing and process development costs, research costs, costs of licenses and other consulting services. Research and development expenses also consist of costs incurred for proprietary and collaborative research and development for pre-clinical sponsored research. Research and development costs are expensed as incurred. We enter into agreements with third parties for research and development activities that may be fixed fee or fee for service contracts.

As of each balance sheet date, we review purchase commitments and accrue expenses based on factors such as estimates of work performed, costs incurred and other events. Accrued research costs are subject to revisions as projects progress to completion. Revisions are recorded in the period in which the facts that give rise to the revision become known.

[6] Fair value of financial instruments:

The carrying values of the Company’s cash and cash equivalents, subscriptions receivable and accounts payable (including accrued expenses) approximate their fair values based on the short-term nature of such items. The carrying values of long-term certificates of deposit and restricted certificates of deposit approximate their fair values based on applicable market interest rates.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Such estimates include the selection of assumptions underlying the calculation of the fair value of options and warrants, and the useful lives of fixed assets. Actual results could differ from those estimates.

[8] Concentration of credit risk:

The Company maintains cash balances in bank accounts which are insured by the Federal Deposit Insurance Corporation for up to $250,000 from 2010 through and including 2013 ($100,000 thereafter) in each institution. The Company’s management believes it reduces risks by banking with major financial institutions.

[9] Income taxes:

The Company accounts for income taxes using the liability method which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting and the tax bases of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance related to the deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company’s financial position, results of operations, and cash flows. Interest and penalties associated with income taxes are classified as income tax expense in the statements of operations.

[10] Stock-based compensation:

The Company accounts for all share-based payments, including grants of stock options, as operating expenses, based on their grant date fair values. The fair value of the Company’s stock option awards is expensed over the vesting period of the underlying stock award using the straight-line method. Stock-based compensation is included in general and administrative and research and development costs and expenses for all periods presented. No net tax benefits were attributed to the stock-based compensation expense because a valuation allowance was maintained.

[11] Basic and diluted net loss per share:

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is computed giving effect to all dilutive potential common shares that were outstanding during the year. Diluted potential common shares consist of incremental shares issuable upon exercise of stock options and warrants. In computing diluted net loss per share for the years ended December 31, 2009 and 2008, no adjustment has been made to the weighted average outstanding common shares as the assumed exercise of outstanding options and warrants would be anti-dilutive.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[11] Basic and diluted net loss per share (CONTINUED)

At December 31, 2009 and 2008 potential common shares not included in calculating diluted net loss per share are as follows:

	2009	2008
Stock options	18,789,000	11,166,000
Warrants	1,000,000	1,000,000

Total	19,789,000	12,166,000

[12] Business segments and geographic information:

The Company operates in one business segment, which is to develop therapeutic and diagnostic products for the treatment of various cancers. Accordingly, the accompanying financial statements are reported in the aggregate, including all activities in one segment. The Company did not have any foreign operations.

[13] Recently adopted accounting pronouncements

Noncontrolling Interests — Effective January 1, 2009, the Company adopted authoritative guidance which established accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The adoption of this guidance has not had a material impact on the Company’s financial statements.

Business Combinations — Effective January 1, 2009, the Company adopted authoritative guidance which established principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. This guidance also established principles for recognizing and measuring the goodwill acquired in a business combination and determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. In April 2009, the Financial Accounting Standards Board (“FASB”) amended and clarified this guidance regarding the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination. Under the amended guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, acquired contingencies should be accounted for using existing guidance. The adoption of this guidance applies to business combinations for which the acquisition date is on or after January 1, 2009, and has not had a material impact on the Company’s financial statements.

Collaborative Arrangements — Effective January 1, 2009, the Company adopted authoritative guidance relating to accounting for collaborative arrangements. This guidance requires disclosure of the nature and purpose of significant collaborative arrangements in the annual financial statements, including the Company’s rights and obligations under the arrangement, the amount and income statement classification of significant financial expenditures and commitments, and a description of accounting policies for the arrangement. This guidance requires the Company to apply as a change in accounting principle through retrospective application to all prior periods for all applicable collaborative arrangement existing as of the effective date. The adoption of this guidance has not had a material impact on the Company’s financial statements.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[13] Recently adopted accounting pronouncements (CONTINUED)

Derivatives — Effective January 1, 2009, the Company adopted authoritative guidance for determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock for the purpose of evaluating the first criteria of the scope exception in previously issued guidance regarding derivative accounting. The adoption of this guidance has not had a material impact on the Company’s financial statements.

Subsequent Events — Effective June 30, 2009, the Company adopted authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In February 2010, the FASB issued additional guidance to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. This change removes potential conflicts with current SEC guidance. The guidance was effective upon issuance and had no impact on the Company’s financial statements.

Codification — In June 2009, the FASB established the FASB Accounting Standards Codification™ (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). All existing accounting standard documents are superseded by the Codification, and any accounting literature not included in the Codification will not be authoritative; however, rules and interpretive releases of the SEC issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. The Codification became effective beginning with the Company’s third fiscal quarter of 2009. The Codification does not change or alter existing GAAP and, therefore, has not had any impact on the Company’s financial statements.

[14] Recent accounting pronouncements not yet adopted

Variable Interest Entities — In June 2009, the FASB issued Accounting Standards Update No. 2009-17 (FASB ASU 09-17), “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities.” FASB ASU 09-17 modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The new guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This standard requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This standard also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This standard is effective for fiscal years beginning after November 15, 2009. The future requirements of this standard are not expected to have a material effect on our financial statements.

Multiple-Deliverable Revenue Arrangements — In October 2009, the FASB issued Accounting Standards Update No. 2009-13 (FASB ASU 09-13), “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force).” FASB ASU 09-13 updates the existing multiple-element arrangement guidance currently in FASB Topic 605-25 (Revenue Recognition – Multiple-Element Arrangements). This new guidance eliminates the requirement that all undelivered elements have objective evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the first annual period

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[14] Recent accounting pronouncements not yet adopted (CONTINUED)

beginning on or after June 15, 2010. We may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. The future requirements of this standard are not expected to have a material effect on our financial statements.

Fair Value Measurements — In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (FASB ASU 10-06), “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” FASB ASU 10-06 provides new requirements for disclosures about transfers into and out of Level 1 and 2 inputs and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The new requirements clarify existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. These requirements are effective for the first reporting period, including interim periods, beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchase, sales, issuance, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The future requirements of this standard are not expected to have a material effect on our financial statements.

[15] Reclassifications

The Company has reclassified $1,575,632, $459,116, and $3,124,944 from general and administrative to research and development, for the years ended December 31, 2009 and 2008, and the period from January 1, 2004 (Inception) through December 31, 2009, respectively. The reclassification was to conform the presentation of the costs and expenses to current year presentation and had no impact on loss from operations, cash flows, net loss or net loss per share.

NOTE D – FAIR VALUE

Fair value is defined as an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. To increase the comparability of fair value measurements, the following hierarchy prioritizes the inputs according to valuation methodologies used to measure fair value:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3	Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Total investments in certificates of deposit held by the Company with a fair value at December 31, 2009 and 2008 of $7,759,598 and $1,503,977, respectively, are classified as Level 1 within the fair value hierarchy. The original maturity dates of these certificates of deposit are greater than three months.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE E - ACQUISITION OF IN-PROCESS RESEARCH AND DEVELOPMENT

On November 20, 2008, the Company purchased a patent and related intellectual property from International BioImmune Systems Inc. (“IBS”), an entity in which the Company’s principal founding stockholder, Dr. Myron Arlen, was also an investor and an employee, for 1,000,000 shares of the Company’s common stock, valued at $5.00 per share and also issued 1,000,000 warrants. The warrant has an exercise price of $6.00 per share and will expire at the earliest of five years, completion of an initial public offering, or an exit event, as defined in the agreement. The patent rights were assigned, effective December 31, 2008, under the terms of the agreement. The warrants were recorded at fair value of $3,375,286 using the Black-Scholes option pricing model.

The patent and intellectual property acquired by the Company were considered to be acquired in-process research and development (IPR&D) and had no immediate market value. The Company acquired the IPR&D as a business strategy to eliminate any potential infringement claims against the Company. There were no specific research and development projects or any tangible assets acquired as part of the transaction, and therefore the entire purchase price was attributed to the patent and the underlying intellectual property. The preliminary value assigned to acquired IPR&D was determined by considering the importance of patent and its related technology under development to the overall development plan of the Company, estimating costs to develop the purchased technology into commercially viable products, estimating resulting net cash flows from the patent when completed and discounting net cash flows to present value. The fair value of acquired IPR&D was determined using the income approach, which discounts expected cash flows to present value at a rate of 20%. At the date of acquisition, the Company estimated that it would take approximately 3 years to commercialize the patent, and the costs to secure regulator’s approval and commercialize the patent were estimated to exceed any potential cash inflows that would be ever recognized from the acquired IPR&D.

The Company indeed concluded that the fair value of the common stock and the warrants issued in connection with the purchase is more indicative of the fair value of the assets acquired in this transaction, and therefore allocated the entire $8,375,286 to the IPR&D. The amount allocated to IPR&D was immediately expensed in the period the acquisition was completed, as the associated project had not yet reached technological feasibility and no future alternative uses existed for the technology. Indeed, the patent has no future economic benefit or alternative use to the Company.

NOTE F - PROPERTY AND EQUIPMENT

At December 31, 2009 and 2008, property and equipment consisted of the following:

	2009	2008
Office furniture and equipment	$227,506	$106,200
Lab equipment	723,986	398,176
Leasehold improvements	200,047	7,674

	1,151,539	512,050
Less accumulated depreciation	(305,747)	(168,414)

	$845,792	$343,636

NOTE G - LINES OF CREDIT

The Company has a revolving line of credit with a financial institution. As of December 31, 2009 and 2008, the revolving line had a maximum borrowing capacity of $5,000,000 and $1,000,000, respectively, bore interest at 3.25% and matured February 2010. The line of credit is secured by certificates of deposit for the same amount. The line of credit had an outstanding balance as of December 31, 2009 and 2008 of $0 and $250,000, respectively. Subsequent to December 31, 2009, the maturity date of the line of credit was extended to February 2011.

The Company has a revolving line of credit with a financial institution. As of December 31, 2009, the revolving line had a maximum borrowing capacity of $2,000,000, bore interest at 6.5% and matures June 2010. The line of credit is secured by a certificate of deposit for the same amount. The line of credit had no outstanding balance as of December 31, 2009.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE G - LINES OF CREDIT (CONTINUED)

The Company has a revolving line of credit with a financial institution. As of December 31, 2009 and 2008, the revolving line had a maximum borrowing capacity of $225,000 and $125,000, respectively, bore interest at 6.5% and matures June 2010. The line of credit is secured by a certificate of deposit for the same amount. The line of credit had no outstanding balance as of December 31, 2009 and 2008.

The Company has a revolving line of credit with a financial institution. As of December 31, 2009 and 2008, the revolving line had a maximum borrowing capacity of $100,000, bore interest at 3.25% and matures July 2014. The line of credit is secured by a certificate of deposit for the same amount and is guaranteed by a stockholder of the Company. The line of credit had no outstanding balance as of December 31, 2009 and 2008.

NOTE H - INCOME TAXES

Significant components of the Company’s net deferred income tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax asset:
Net operating loss carryforward	$10,152,281	$6,320,451
Share-based compensation	16,707,911	6,658,997
Acquired in-process research and development	3,105,841	3,312,658
Research and development credits	—	266,466
Other	3,794	1,510

Total deferred tax asset	29,969,827	16,560,082

Deferred tax liability:
Property and equipment	(64,483)	(61,451)

Total	29,905,344	16,498,631
Less valuation allowance	(29,905,344)	(16,498,631)

Total net deferred tax asset	$—	$—

At December 31, 2009 and 2008, the Company has a net operating loss carryforward of approximately $25,619,183 and $15,965,262, respectively, for federal income tax purposes and $31,801,455 and $19,685,545, respectively for state income tax purposes, which may be used to offset future taxable income, and a research and development credit carryforward of $331,240 and $266,466, respectively, to offset future income taxes and begin to expire in 2023.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE H - INCOME TAXES (CONTINUED)

Income tax benefit attributable to loss from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss from continuing operations for the years ended December 31, 2009 and 2008 as a result of the following:

	2009	2008

Federal income taxes benefit at statutory rate	$12,089,903	$8,765,745
Non-deductible permanent differences	(58,279)	(45,774)
Stock-based compensation	(362,693)	(114,550)
Research and development tax credits		201,427
State income taxes	1,969,136	1,407,232
Uncertain tax positions	(266,466)	—
Change in valuation allowance	(13,406,713)	(10,151,701)

Other	35,112	(62,379)

Provision for income taxes	$—	$—

As defined in Section 382 of the Internal Revenue Code, the Company may have undergone, or may undergo in the future, a greater than fifty percent ownership change as a result of financing initiatives. Consequently, there may be limitations on the amount of the Company’s NOLs which may be utilized to offset future taxable income in any one year.

The Company has provided a full valuation allowance, which increased by $13,406,713 and $10,151,701, during the years ended December 31, 2009 and 2008, respectively. Management has concluded it is more likely than not that the deferred tax asset will not be realized.

Effective January 1, 2009, the Company adopted new guidance related to accounting for uncertainty in income taxes. This guidance clarifies the criteria for recognizing income tax benefits and requires additional disclosures about uncertain tax positions. Under this guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company adopted this new guidance as of January 1, 2009, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns. As a result of the implementation of this guidance, the Company impaired $331,240 of deferred tax assets related to research and development tax credits, of which $266,466 had a full valuation allowance and therefore, did not result in a reduction to the January 1, 2009 balance of accumulated deficit.

Estimated interest and penalties related to the underpayment or late payment of income taxes are classified as a component of income tax provision (benefit) in the statements of operations. The Company had accrued no interest or penalties as of December 31, 2009 and 2008.

The Company’s tax returns filed in multiple jurisdictions are subject to audit by taxing authorities. As of December 31, 2009 years 2006 and after remain open for audit by taxing authorities.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE I - EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION

[1] Common stock:

In January 2004, the Company issued 10,000,000 shares of its common stock at $0.00001 per share to founders for settlement of accrued expenses of $1,000.

During 2004, the Company sold 708,000 shares of common stock at $1.00 per share in a private placement for proceeds of $708,000. In connection with the private placement, the Company incurred finder’s fees of $12,850, of which the remaining balance owed of $7,050 was paid in cash during 2005.

During 2005, the Company sold 1,125,998 and 543,750 shares of common stock at $1.00 and $2.00 per share, respectively, in private placements for gross proceeds of $1,125,998 and $1,087,500, respectively. In connection with the private placement, the Company incurred finder’s fees of $60,101 and paid a portion of the compensation with the issuance of 6,375 shares of the Company’s common stock valued at $12,750. The Company also incurred offering costs of $30,000 related to the private placements.

In January 2006, at a request from an investor, the Company repurchased 10,000 common shares held by the investor at $2.00 per share, the original purchase price. In the same month, a different investor purchased these 10,000 treasury shares at $2.00 per share for proceeds of $20,000.

During 2006, the Company sold 174,000 shares of common stock at $2.00 per share for gross proceeds of $348,000 and incurred finder’s fees of $5,000.

Under the Private Placement Memorandum (“PPM 2005”) dated October 2, 2005, the Company offered 1,000,000 shares of common stock for aggregate proceeds of $3,000,000 at a purchase price of $3.00 per share of common stock. The proceeds were used to develop diagnostic products, clinical studies, ongoing research and development programs and working capital needs. The Company sold 748,762 and 326,331 shares of common stock at $3.00 per share, for total gross proceeds of approximately $2,246,000 and $979,000 during the years ended December 31, 2007 and 2006, respectively. In connection with the PPM 2005, the Company incurred finder’s fees of $102,320 and $16,350 during the years ended December 31, 2007 and 2006, respectively. At December 31, 2006, $86,100 was recorded as subscriptions receivable for subscriptions executed in December. Subsequent to the balance sheet date such subscriptions receivable were collected. The Company accrued approximately $36,000 in 2005 for offering costs relating to the PPM. These fees were initially recorded as deferred financing costs at December 31, 2005 and then netted against the proceeds raised under the PPM 2005 for the year ended December 31, 2006.

During 2007, the Company sold 200,000 shares of common stock at $1.00 per share for gross proceeds of $200,000 and incurred finder’s fees of $20,000.

On May 1, 2007, the Company increased their authorized shares of common stock from 20,000,000 to 30,000,000.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE I - EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION (CONTINUED)

[1] Common stock: (CONTINUED)

Under the Private Placement Memorandum (“PPM 2007”) dated May 1, 2007, the Company offered 2,500,000 shares of common stock for aggregate proceeds of $10,000,000 at a purchase price of $4.00 per share of common stock. The proceeds were used primarily for product development and the commencement of a Phase I/II clinical trial for a therapeutic product against pancreatic cancer. Additionally, the proceeds were used for pre-clinical testing of the antibodies in animals per FDA requirements and working capital needs. The Company sold 1,182,525 and 1,260,846 shares of common stock at $4.00 per share, for total gross proceeds of approximately $4,730,000 and $5,043,000 during the years ended December 31, 2008 and 2007, respectively. In connection with the PPM 2007, the Company incurred finder’s fees of $335,950 (of which $11,100 was settled with the issuance of 1,850 options at fair value) and $410,520 (of which $45,140 was settled with the issuance of 11,285 options at fair value) during 2008 and 2007, respectively. During 2007, the Company incurred offering costs totaling $30,000 relating to PPM 2007. At December 31, 2007, $238,000 was recorded as subscriptions receivable for subscriptions executed in September and December 2007. Subscriptions receivable were collected on various dates through March 6, 2009.

In December 2007, the Company sold 25,000 shares of common stock at $2.00 per share for gross proceeds of $50,000.

On May 28, 2008, the Company increased the authorized shares of common stock from 30,000,000 to 40,000,000.

Under the Private Placement Memorandum (“PPM 2008”) dated June 15, 2008, the Company offered 3,000,000 shares of common stock for aggregate proceeds of $15,000,000 at a purchase price of $5.00 per share of common stock. The proceeds are being used primarily for product development and the commencement of a Phase I/II clinical trial for a therapeutic product against pancreatic cancer. Additionally, the proceeds are being used for pre-clinical testing of the antibodies in animals per FDA requirements and working capital needs. The Company sold 1,141,752 and 929,400 shares of common stock at $5.00 per share, for total gross proceeds of approximately $5,708,760 and $4,647,000 during the years ended December 31, 2009 and 2008, respectively. In connection with the PPM 2008, the Company incurred finder’s fees of $422,426 and $183,280 (of which $33,591 and $29,030 was settled with the issuance of 20,000 and 7,063 options at fair value) during 2009 and 2008, respectively. During 2008, the Company incurred offering costs totaling $45,000 relating to PPM 2008. At December 31, 2008, $259,000 was recorded as subscriptions receivable for subscriptions executed in January, October, November and December 2008. Subscriptions receivable were collected on various dates through March 23, 2009.

In April 2008, the Company sold 3,125 shares of common stock at $4.00 per share for gross proceeds of $12,500.

On May 7, 2009, the Company increased the authorized shares of common stock from 40,000,000 to 50,000,000.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE I - EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION (CONTINUED)

[1] Common stock: (CONTINUED)

Under a Private Placement Memorandum (“PPM 2009”) dated May 4, 2009, the Company offered 2,000,000 shares of common stock for aggregate proceeds of $15,000,000 at a purchase price of $7.50 per share of common stock. The proceeds are being used primarily for product development and the commencement of a Phase I/II clinical trial for a therapeutic product against pancreatic cancer. Additionally, the proceeds are being used for pre-clinical testing of the antibodies in animals per FDA requirements and working capital needs. The Company sold 2,054,306 shares of common stock at $7.50 per share, for total gross proceeds of $15,407,301 during 2009. In connection with the PPM 2009, the Company incurred finder’s fees of $1,304,584 (of which $209,770 was settled with the issuance of 345,000 options at fair value) during 2009. During 2009, the Company incurred offering costs totaling $105,000 relating to PPM 2009. At December 31, 2009, $104,619 was recorded as subscriptions receivable for subscriptions executed in December 2009. Subscriptions receivable were collected on various dates during January 2010. PPM 2009 closed December 31, 2009.

During 2009, the Company retired 1,250,000 shares of treasury stock. The Company’s policy is to record the retirement of treasury stock as an adjustment to additional paid-in capital.

On March 22, 2010, the Company increased the authorized shares of common stock from 50,000,000 to 200,000,000.

[2] Share-based compensation:

Under the 2005 Employee, Director and Consultant Stock Option Plan (the “Plan”), the Company is authorized to issue incentive stock options and non-qualified stock options, at the discretion of the Board of Directors, to purchase shares of common stock. The Plan is to terminate in August 2015. At various times throughout the year, the Board of Directors has approved the increase in total number of options available for grant under the Plan. At December 31, 2009 and 2008, there were a total of 17,500,000 and 15,000,000 options, respectively, available for grant under the plan. On March 22, 2010, the number of options available under the Plan was increased to 20,000,000. As the Stock Option Plan Administrators, the CEO and the CFO may grant options to non-executive officers without further Board of Directors approval. Any options to be granted to executive officers must be approved by the Board of Directors. The exercise price is determined by the Board of Directors at the time of the granting of an option. Options granted to officers and employees vest over a period not greater than four years, and expire no later than ten years from the date of grant.

During the years ended December 31, 2009 and 2008, the Company granted, under the Plan, 4,005,000 and 1,940,000 options, respectively, to employees, directors and committee members and 3,618,000 and 1,579,000 options, respectively, to consultants for services performed.

At December 31, 2009 and 2008, 200,000 options have been granted outside the plan.

During 2007, there were modifications to 180,000 options that were granted during 2005. An additional share-based compensation charge of $13,486 for this modification was recorded in general and administrative expenses.

During 2008, the Board approved the extension of the terms for 75,000 options previously granted to employees and directors that were due to expire during 2008 for another three years to 2011. An additional share-based compensation charge of $22,469 for the extension of the terms was recorded in general and administrative expenses.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE I - EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION (CONTINUED)

[2] Share-based compensation (CONTINUED)

During 2009, the Board approved the extension of the terms of 167,500 options for an additional year to 2012. An additional share-based compensation charge of $18,462 for the extension of the terms was recorded in general and administrative expenses.

The Black-Scholes option pricing model was used to determine the weighted average fair value of all the above options. The fair value of options at date of grant and the assumptions utilized to determine such values are indicated in the following table:

	Year Ended December 31,
	2009	2008

Range of weighted average fair value at date of grant for options granted during the period	$3.69 - $5.46	$2.60 - $3.58
Dividend yield	0%	0%
Expected volatility	75% - 86%	91%
Range of risk free interest rate	1.60% - 2.34%	1.52% - 3.49%
Expected life	5 years	5 years

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates, and expected terms. As a private company, the Company has limited historical data on the price of its shares, the Company has identified several similar entities from which to estimate our expected volatility. The expected volatility rates are estimated based on historical and implied volatilities of these companies’ common stock. The risk-free interest rates are based on the U.S Treasury securities constant maturity rate that corresponds to the expected life. The expected life represents the average time that options that vest are expected to be outstanding based on the vesting provisions and our historical exercise, cancellation and expiration patterns. The Company estimates pre-vesting forfeitures when recognizing stock-based compensation expense based on historical rates and forward-looking factors. The Company updates these assumptions at least on an annual basis and on an interim basis if significant changes to the assumptions are warranted. The Company adjusts the estimated forfeiture rate to our actual experience. Another critical input in the Black-Scholes option pricing model is the current value of the common stock underlying the stock options. The Company uses recent sales of its common stock to determine the value of its common stock.

For the years ended December 31, 2009 and 2008, the share-based compensation charge for all options discussed above was $25,329,533 (net of $243,361 discussed in Note I[1]) and $8,587,642 (net of $40,130 as discussed in Note I[1]), respectively, which was recorded in general and administrative expenses, and $947,617 and $142,791, respectively, recorded in research and development expenses.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE I - EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION (CONTINUED)

[2] Share-based compensation (CONTINUED)

A summary of the status of all the stock options discussed above as of December 31, 2009 and 2008, and changes during the years then ended is presented below (in thousands, except per share data):

	2009		2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term

Outstanding at beginning of year	11,166	$3.83	7,655	$3.44
Granted	7,623	7.41	3,519	4.67
Exercised	—	—	—	—
Forfeited/expired	—	—	(8)	1.00

Outstanding at end of year	18,789	5.28	11,166	3.83	3.7 Years

Options exercisable at year end	15,685	4.94	9,934	3.96	3.54 Years

Vested at year end	15,685	4.94	9,934	3.96	3.54 Years

Weighted average grant date fair value of options granted during the year		4.90		2.88

The following table summarizes information about stock options outstanding at December 31, 2009 (in thousands, except per share data):

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$1.00 - $2.00	1,105	$1.09	$1.85	1,096	$1.85
$3.00 - $4.00	6,287	$2.94	$3.38	5,769	$3.34
$5.00 - $6.00	6,018	$4.04	$5.47	5,741	$5.50
$8.00	5,379	$4.75	$8.00	3,079	$8.00

	18,789	$3.70	5.28	15,685	4.94

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE I - EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION (CONTINUED)

[2] Share-based compensation (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2008 (in thousands, except per share data):

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$1.00 - $2.00	1,105	$1.09	$1.85	1,072	$1.89
$3.00 - $4.00	6,287	$2.94	$3.38	5,458	$3.53
$5.00 - $6.00	3,774	$3.94	$5.16	3,404	$5.31

	11,166	$3.10	3.83	9,934	3.96

There were approximately 3,103,000 stock options that have not vested for the year ended December 31, 2009. There is approximately $14,003,000 of unrecognized stock compensation related to unvested awards expected to be recognized over the next 48 months. The Company has estimated a zero forfeiture rate for options granted to employees for the year ended December 31, 2009.

As of December 31, 2009 and 2008, options outstanding had an intrinsic value of $44,327,500 and $13,676,500, respectively.

[3] Warrants:

In October 2004, the Company agreed to issue to a group of investors warrants to purchase two shares of common stock for every $1 invested by these investors exercisable at $.25 per share, if the Company was not able to raise $1.2 million by November 15, 2004. The agreement covered all equity invested or that would be invested by these investors through January 17, 2005. As of December 31, 2004, these investors had purchased $542,000 of the Company’s common stock. These investors purchased an additional $250,000 of common stock through January 17, 2005.

Since the Company did not raise the $1.2 million as required under this arrangement, the Company issued warrants totaling 1,584,000 to such investors on January 17, 2005. During the year ended December 31, 2007 and through March 2008, the Company issued 13,200 and 1,480,000 shares of common stock, respectively, for these warrants exercised at $0.25 per share for total gross proceeds of $3,300 and $370,000, respectively. The remaining unexercised warrants of 90,800 expired in February 2008.

The Company was required to use the proceeds of $792,000 received from this group of investors for research and development purposes under the terms of the offering.

On November 20, 2008, in connection with the Company’s acquisition of the patent and related intellectual property from IBS (see Note E), the Company issued 1,000,000 warrants at an exercise price of $6.00 per share. The fair value of these warrants, based on the Black-Scholes option pricing model, was $3,375,286. In connection with the Black-Scholes calculation, the Company used an expected dividend yield of 0%, strike price of $5.00 per share of common stock, exercise price of $6.00 per share of common stock, expected volatility of 91%, risk free interest rate of 1.60%, and an expected life of 5 years.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE I - EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION (CONTINUED)

[3] Warrants (CONTINUED)

A summary of the status of all the warrants discussed above as of December 31, 2009 and 2008, and changes during the years then ended is presented below (in thousands, except per share data):

	2009		2008
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term

Outstanding at beginning of year	1,000	$6.00	1,571	$0.25
Granted (see Note E)	—	—	1,000	6.00
Exercised	—	—	(1,480)	0.25
Forfeited/expired	—	—	(91)	0.25

Outstanding at end of year	1,000	6.00	1,000	6.00	4.00 Years

Warrants exercisable at year end	1,000	6.00	1,000	6.00	4.00 Years

Weighted average grant date fair value of warrants granted during the year				3.38

NOTE J - COMMITMENTS AND OTHER MATTERS

[1] Operating lease:

The Company leases office and laboratory space in Rockville, Maryland and Great Neck, New York under noncancelable operating leases with remaining terms from three to seven years.

As of December 31, 2009, future minimum payments under operating leases are as follows:

Year Ending December 31,
2010	$346,000
2011	381,000
2012	261,000
2013	202,000
2014	210,000
Thereafter	522,000

$1,922,000

Rent expense for the years ended December 31, 2009 and 2008 was $247,194 and $159,837, respectively.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE J - COMMITMENTS AND OTHER MATTERS (CONTINUED)

[2] Research contracts:

In connection with the research and development of the Company’s therapeutic and diagnostic products, the Company has entered into contracts with several third party service providers, such as clinical trial centers, clinical research organizations, data monitoring centers, contract manufacturers, and development and testing laboratories. The financial terms of these agreements are varied and generally obligate the Company to pay on a fixed fee or fee-for-service basis.

At each period end, the Company accrues for all costs of goods and services received, with such accruals based on factors such as estimates of work performed, patient enrollment, completion of patient studies and other events. As of December 31, 2009, the Company was committed under such contracts for up to approximately $3,270,000, for future goods and services, which will all be paid within the next year. The Company is in a position to accelerate, slow-down or discontinue any or all of the projects that the Company is working on at any given point in time. Should the Company decide to discontinue and/or slow-down the work on any project, the associated costs for those projects would be limited to the extent of the work completed. Generally, the Company is able to terminate these contracts due to the discontinuance of the related project(s) and thus avoid paying for the services that have not yet been rendered and the Company’s future purchase obligations would be reduced accordingly.

In August 2009, the Company entered into a Services Agreement (the “Selexis NPC-1C Agreement”) with Selexis SA (“Selexis”) for the development of a high-expression production cell line expressing our NPC-1C antibody for the total amount of €189,000 (Euros “€”). The payments made under the contract were €85,050 ($123,186.42) upon signing the contract in 2009, €75,600 ($107,714.88) upon shipment of the cell line on or about January 20, 2010 and €28,350 (approximately $35,000.00) was due upon the delivery of the cell line development report on or about May 24, 2010. Selexis has completed the work under the Selexis NPC-1C Agreement and, is awaiting receipt of the final invoice of €28,350. The Selexis NPC-1C Agreement also provides the Company with a right to proceed with similar projects for two additional cell lines. The Selexis NPC-1C Agreement further provides the Company with an option to enter into a commercial license agreement with Selexis to commercialize the Selexis- developed high performance NPC-1C cell line, the terms of which have already been negotiated. The commercial license agreement would include the following terms: a non-exclusive license to the Company of all Selexis intellectual property rights in the higher expression NPC-1C cell lines developed by Selexis, with a right to sublicense; milestone payments at the start of the Phase III Clinical Trial for the first therapeutic product containing the licensed product and the first commercial sale thereof; milestone payments at the start of a clinical study for the first diagnostic product containing the licensed product and the first commercial sale thereof; and royalties on net sales on all licensed products (subject to reduction for combination products and services). The royalty term with respect to each licensed product sold in a particular country terminates on the expiration of the last-to-expire or lapse of any valid patent claims covering the licensed product in such country. The Company has not exercised the option in the Selexis NPC-1C Agreement to enter into a commercial license, and the period to exercise the option terminates in late July 2010. Except for the payment of €10,000 to exercise the option, the Company is unable to estimate the full obligations under the licensing agreement should it exercise the option because no milestones payments are due until the start of the Company’s Phase III clinical trials, if any, of the NPC-1C products. Such trials cannot even be submitted for approval until such time, if at all, that the Company completes Phase 1 & II clinical trials. Further, the balance of the payments due under the licensing agreement are based upon a percentage of the net commercial sales of the products. It will be years, if at all, before the Company has any revenue from its products and the Company is unable at this time to estimate the revenue, if any, that may be derived.

[3] Asset contribution agreement:

In December 2004, the Company executed a written agreement that memorialized an earlier verbal agreement with a founding stockholder in which certain assets, including reference materials, research logbooks and notes, and biological materials (including tumor-associated antigens and vaccines derived therefrom with a nominal carrying value) were provided to the Company. These assets were received by the Company in August 2004 and were exchanged for 250,000 founders’ shares. The agreement provides that the Company will make future royalty payments to this founding stockholder of between three and five percent of revenue received from the sale of related products, based on the extent that the assets assisted in the development of the product. In May 2006, this agreement was amended to include additional assets in return for the award of options to purchase 100,000 shares of our common stock at an exercise price per share of $3.00, fair valued at approximately $189,000. As of December 31, 2009, the Company has not paid any royalty payments under this agreement.

[4] Related party transactions:

The spouse and a daughter of the former CEO, who is currently a stockholder, provide marketing, investor relations and computer services to the Company. For the years ended December 31, 2009 and 2008, total fees paid were approximately $43,000 and $72,000, respectively.

A consulting company, owned 100% by the CFO, provides technology maintenance and support to the Company at a fee of $15,000 annually.

The Company has an agreement with a placement agent who is an investor in the Company, to pay 10% of the gross proceeds raised from new investors introduced by this entity to the Company as finder’s fees. Total amounts paid to the entity for the years ended December 31, 2009 and 2008 were $215,520 and $73,890, respectively.

[5] Employment agreements:

The Company has employment agreements with certain executives that provide a base salary plus discretionary bonus of up to 50 percent of the base salary. The agreements provide a severance payment equal to one year of compensation upon change in control of the Company.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

NOTE J - COMMITMENTS AND OTHER MATTERS (CONTINUED)

[5]	Employment agreements (CONTINUED)

On April 11, 2005, the Company entered into a separation agreement with a former founder and COO. Under the terms of the termination agreement, the former COO received an option for 100,000 shares of the Company’s common stock with an exercise price of $1.00 exercisable for three years. In exchange for the option, the Company received a release from all future potential claims and secured the return of all Company documents in the former COO’s possession. During 2008, the Company verbally agreed to extend the terms of 92,500 of these options for another three years to 2011. The remaining 7,500 options that were due in May 2008 expired. An additional share-based compensation charge of $29,107 for the extension of the terms was recorded in general and administrative expenses. In January 2009, the Company agreed to extend the 92,500 options for an additional year to 2012. Additional compensation expense relating to this option modification totaled $10,704.

NOTE K – RETIREMENT PLAN

On January 1, 2009, the Company established a 401(k) defined contribution plan that covers eligible employees from their hiring date and who are 21 years of age or older. Under the plan, employees may elect to contribute to the plan up to 100 percent of their annual compensation up to a limit of $16,500 in 2009. The Company matches 100 percent of the employee’s contributions up to 4 percent of the employee’s annual compensation. During the year ended December 31, 2009, the Company contributed $89,000.

NOTE L - SUBSEQUENT EVENTS

On April 14, 2010, the Company entered into Service Agreements (the “Selexis h16C3 and 31.1 Agreements”) with Selexis for the development of high-expression production cell lines expressing our h16C3 and 31.1 antibodies. The Company has already paid a portion of the price of the services, with other payments due upon shipment to the Company of the clonal cell lines and delivery of the final report. Such amounts are fixed at approximately $400,000 and is expected to be paid during 2010. Selexis has not completed its work under the Selexis h16C3 and 31.1 Agreements. The Company has the right to terminate the Selexis h16C3 and 31.1 Agreements at any time and without cause. The Selexis h16C3 and 31.1 Agreements each contain an option to enter into a commercial license agreement with Selexis to commercialize the Selexis- developed high performance cell line, similar in its terms to that for NPC-1C.

Under a Private Placement Memorandum (“PPM 2010”) dated January 4, 2010, the Company offered 4,000,000 shares of common stock for aggregate proceeds of $50,000,000, before offering costs, at a purchase price of $12.50 per share of common stock. The proceeds will be used to fund clinical trials, to develop diagnostic products and to fund the Company’s ongoing research and development programs, patent expenses, operating expense and working capital needs. As of April 28, 2010, the Company had sold 78,500 shares under PPM 2010 with gross proceeds of $981,250 and finder’s fees of $50,469.

Subsequent to December 31, 2009, the Company granted 200,000 stock options with an exercise price of $8.00 per share and 220,000 stock options with an exercise price of $12.50 per share to employees and directors.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Condensed Balance Sheets

	As of March 31, 2010	As of December 31, 2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,434,232	$6,661,982
Restricted short-term investments	234,189	232,821
Short-term investments	210,939	210,350
Prepaid expenses	178,941	66,327

Total current assets	4,058,301	7,171,480

Restricted long-term investments	7,264,702	7,212,429
Long-term investments	103,998	103,998
Property and equipment, net of accumulated depreciation of $361,454 and $305,747 as of March 31, 2010 and December 31, 2009, respectively	977,511	845,792
Other assets	14,414	14,492

	$12,418,926	$15,348,191

LIABILITIES
Current liabilities:
Accounts payable	$585,293	$529,845
Accrued expenses	552,624	532,973

Total current liabilities	1,137,917	1,062,818

Deferred rent	14,259	9,546

	1,152,176	1,072,364

Commitments and other matters

STOCKHOLDERS' EQUITY
Series A preferred stock; $0.01 par value; 1,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock; $0.00001 par value; 200,000,000 shares authorized; 21,774,920 and 21,715,420 issued and outstanding, respectively	218	217
Additional paid-in capital	94,857,657	91,764,530
Subscriptions receivable	(87,500)	(104,619)
Deficit accumulated during the development stage	(83,503,625)	(77,384,301)

	11,266,750	14,275,827

	$12,418,926	$15,348,191

See notes to unaudited condensed financial statements

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Condensed Statements of Operations (unaudited)

	Three Months Ended March 31,		For the Period From January 1, 2004 (Inception) Through March 31, 2010
	2010	2009
Revenue	$—	$—	$—

Costs and expenses:
Research and development	2,359,258	1,924,010	27,914,179
General and administrative	3,831,881	4,689,996	55,995,172

Total costs and expenses	6,191,139	6,614,006	83,909,351

Loss from operations	(6,191,139)	(6,614,006)	(83,909,351)

Other income (expense):
Interest income	71,815	24,580	405,726

Loss before income taxes	(6,119,139)	(6,589,426)	(83,503,625)

Provision for income taxes	—	—	—

Net loss	$(6,119,324)	$(6,589,426)	$(83,503,625)

Net loss per common share – basic and diluted	$(0.28)	$(0.33)

Weighted average shares outstanding – basic and diluted	21,740,000	20,139,000

See notes to unaudited condensed financial statements

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Condensed Statement of Changes in Stockholders’ Equity

For the Three Months Ended March 31, 2010 (unaudited)

	Series A Preferred Stock		Common Stock		Subscription Receivable	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
	Shares	Par Value	Shares	Par Value
Balance – January 1, 2010	—	$—	21,715,420	$217	$(104,619)	$91,764,530	$(77,384,301)	$14,275,827

Issuance of common stock in January 2010 ($12.50 per share), net of finder's fee of $17,000	—	—	16,000	—	—	183,000	—	183,000
Issuance of common stock in February 2010 ($12.50 per share), net of finder’s fee of $12,750	—	—	18,000	—	—	212,250	—	212,250
Issuance of common stock in March 2010 ($12.50 per share), net of finder’s fee of $11,156	—	—	25,500	1	—	307,593	—	307,594
Share-based compensation (Note [2])	—	—	—	—	—	2,390,284	—	2,390,284
Net decrease in subscription receivable	—	—	—	—	17,119	—	—	17,119
Net loss	—	—	—	—	—	—	(6,119,324)	(6,119,324)

Balance – March 31, 2010	—	$—	21,774,920	$218	$(87,500)	$94,857,657	$(83,503,625)	$11,266,750

See notes to unaudited condensed financial statements

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Condensed Statements of Cash Flows (unaudited)

	Three Months Ended March 31,		For the Period From January 1, 2004 (Inception) Through March 31, 2010
	2010	2009
Cash flows from operating activities:
Net loss	$(6,119,324)	$(6,589,426)	$(83,503,625)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash acquisition of in-process research and development	—	—	8,375,286
Equity based compensation	2,390,284	4,493,599	45,901,489
Salaries payable to founding stockholders	—	—	66,444
Depreciation and amortization	55,708	25,467	382,749
Deferred rent	4,713	(375)	14,259
Loss on the sale or exchange of equipment	—	—	776
Changes in:
Prepaid expenses	(112,614)	3,873	(178,941)
Deferred financing costs	—	—	(14,700)
Other assets	78	(11,476)	(14,414)
Accounts payable and accrued expenses	75,099	123,153	1,137,917

Net cash used in operating activities	(3,706,056)	(1,955,185)	(27,832,760)

Cash flows from investing activities:
(Purchases) sales of investments	(589)	25,011	(314,937)
Purchase of restricted investments	(53,641)	(57,583)	(7,498,891)
Purchase of property and equipment	(187,427)	(111,252)	(1,361,036)

Net cash used in investing activities	(241,657)	(143,824)	(9,174,864)

Cash flows from financing activities:
Net proceeds from sale of common stock	719,963	3,816,740	40,057,765
Proceeds on advances from principal founding stockholder	—	—	80,000
Repayments on advance from principal founding stockholder	—	(2,674)	(145,444)
Deferred financing cost	—	—	(36,000)
Proceeds from exercise of stock options	—	—	661,285
Proceeds from lines of credit	—	—	750,000
Repayments on lines of credit	—	(150,000)	(750,000)
Repurchase of common stock	—	—	(195,750)
Sale of treasury stock	—	—	20,000

Net cash provided by financing activities	719,963	3,664,066	40,441,856

Net increase (decrease) in cash and cash equivalents	(3,227,750)	1,565,057	3,434,232
Cash and cash equivalents – beginning of period	6,661,982	2,762,829	—

Cash and cash equivalents – end of period	$3,434,232	$4,327,886	$3,434,232

Supplemental disclosure of noncash investing activities:
Exchange of fixed assets	$—	$—	$7,300

Supplemental disclosures of noncash financing activities:
Payable settled by issuance of founding stockholders’ shares at par value of $0.00001	$—	$—	$1,000
Retirement of treasury stock	$—	$—	$175,750
Change in subscriptions receivable	$17,119	$47,000	$87,500
Options granted for finder's fee	$—	$—	$328,631
Deferred financing costs	$—	$—	$14,700

See notes to unaudited condensed financial statements

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Unaudited Condensed Financial Statements

NOTE A—THE COMPANY

Neogenix Oncology, Inc. (“Neogenix” or the “Company”) was formed as a Maryland corporation on December 31, 2003 (inception) and had nominal activity until it commenced operations on April 1, 2004. In September 2005, the Company changed its name from Neogenix Oncology Corp. to Neogenix Oncology, Inc.

Neogenix is a biotechnology company focused on developing novel therapeutic and diagnostic products for the treatment of pancreatic, colon, lung, prostate and various other cancers. The Company rents a research and development facility in Rockville, Maryland and has its administrative and clinical studies offices in Great Neck, New York. The Company has not generated any revenue from inception through March 31, 2010.

The Company has devoted its efforts primarily towards the development of therapeutic monoclonal antibodies, targeted against pancreatic and colorectal cancer. The costs for manufacturing these therapeutic products, to meet Food and Drug Administration (“FDA”) standards, and completing the pre-clinical tests, required by the FDA for therapeutics, have been expensed as incurred. Phase I clinical trials are planned for patients with advanced cancer who have failed all standard forms of therapy. The Company intends to use the FDA Fast Track approval process for its therapeutic products. The Fast Track programs are designed to facilitate the development, and expedite the review, of new drugs that are intended to treat serious or life-threatening conditions and/or demonstrate the potential to address unmet medical needs. Products showing some degree of benefit, in terms of enhancement of survival for several months without major toxicity, may receive more timely approval. However, there is no guarantee the Company will ever obtain the necessary FDA approval for their product candidates.

The Company has also devoted efforts towards the research and development of diagnostic tests for the detection of pancreatic and colon cancer. The Company’s diagnostic tests will require FDA regulatory approval which is equivalent to a 510(k) approval process.

Accordingly, the Company is considered to be a development stage enterprise. Costs relating to organizational matters have been expensed as incurred. The products being developed are currently in the research and development stage. These products will require further research and development, clinical testing, and regulatory approval prior to their commercialization in the United States or abroad. All these efforts will require substantial funding.

NOTE B—BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements are presented in accordance with U.S. generally accepted accounting principles (US GAAP) for interim financial information and the instructions to Form 10-Q and Rule 8-03 of Regulation S-X.

In the opinion of management, the accompanying unaudited condensed financial statements as of March 31, 2010 and for the three months ended March 31, 2010 and 2009 reflect all adjustments (consisting only of normal recurring items) necessary to present fairly the financial information set forth therein. The balance sheet as of December 31, 2009, presented herein is derived from the audited balance sheet presented elsewhere in this Form 10. Certain information and note disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to SEC rules and regulations, although we believe that the following disclosures, when read in conjunction with the annual financial statements and the notes included in this Form 10 for the year ended December 31, 2009, are adequate to make the information presented not misleading. Results for the three month period ended March 31, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Unaudited Condensed Financial Statements—(Continued)

NOTE B—BASIS OF PRESENTATION (CONTINUED)

The accompanying unaudited condensed financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The propriety of using the going concern basis is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financings and other funding sources to meet the Company's obligations. Management continues to devote substantial time to raise cash through the sale of common stock, and believes that such financing will support the Company through December 31, 2010. Subsequent to March 31, 2010, the Company received gross proceeds of $1,410,000 from PPM 2010, with finder’s fees of $55,250, through the issuance of common stock as discussed in Note H.

NOTE C—SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less at the date acquired to be cash equivalents.

[2] Investments:

The Company holds investments in certificates of deposit with various terms and interest rates. Certificates of deposit with a remaining term of less than one year are classified as current on the balance sheets. Those with a remaining term of greater than one year are classified as long-term on the balance sheets. Certain certificates of deposit are being held as collateral for lines of credit and are included in restricted certificates of deposit on the balance sheets.

[3] Property and equipment:

Property and equipment are carried at cost less accumulated depreciation and amortization which are recorded using the straight-line method over the estimated useful lives of five years. Leasehold improvements are amortized over the shorter of their estimated useful life or the term of the lease. Property and equipment used for research and development activities are capitalized if they have alternative uses. Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. The cost and accumulated depreciation of property and equipment sold or otherwise retired are removed from the accounts and any related gain or loss on disposition is reflected in net income or loss for the period. The Company capitalizes assets with a cost in excess of $1,000 and an expected life greater than one year.

[4] Impairment of long-lived tangible assets

The Company reviews long-lived tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows projected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less disposal costs.

[5] Research and development:

Research and development expenses include personnel and facility-related expenses, outside contracted services, manufacturing and process development costs, research costs, costs of licenses and other consulting services. Research and development expenses also consist of costs incurred for proprietary and collaborative research and development for pre-clinical sponsored research. Research and development costs are expensed as incurred. We enter into agreements with third parties for research and development activities that may be fixed fee or fee for service contracts.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Unaudited Condensed Financial Statements—(Continued)

NOTE C—SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Research and development (CONTINUED)

As of each balance sheet date, we review purchase commitments and accrue expenses based on factors such as estimates of work performed, costs incurred and other events. Accrued research costs are subject to revisions as projects progress to completion. Revisions are recorded in the period in which the facts that give rise to the revision become known.

[6] Fair value of financial instruments:

The carrying values of the Company's cash and cash equivalents, subscriptions receivable and accounts payable (including accrued expenses) approximate their fair values based on the short-term nature of such items. The carrying values of long-term certificates of deposit and restricted certificates of deposit approximate their fair values based on applicable market interest rates.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Such estimates include the selection of assumptions underlying the calculation of the fair value of options and warrants, and the useful lives of fixed assets. Actual results could differ from those estimates.

[8] Concentration of credit risk:

The Company maintains cash balances in bank accounts which are insured by the Federal Deposit Insurance Corporation for up to $250,000 from 2010 through and including 2013 ($100,000 thereafter) in each institution. The Company’s management believes it reduces risks by banking with major financial institutions.

[9] Income taxes:

The Company accounts for income taxes using the liability method which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance related to the deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company’s financial position, results of operations, and cash flows. Interest and penalties associated with income taxes are classified as income tax expense in the statements of operations.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Unaudited Condensed Financial Statements—(Continued)

NOTE C—SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[10] Stock-based compensation:

The Company accounts for all share-based payments, including grants of stock options, as operating expenses, based on their grant date fair values. The fair value of the Company’s stock option awards is expensed over the vesting period of the underlying stock award using the straight-line method. Stock-based compensation is included in general and administrative and research and development costs and expenses for all periods presented. No net tax benefits were attributed to the stock-based compensation expense because a valuation allowance was maintained.

[11] Basic and diluted net loss per share:

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Diluted potential common shares consist of incremental shares issuable upon exercise of stock options and warrants. In computing diluted net loss per share for the three months ended March 31, 2010 and 2009, no adjustment has been made to the weighted average outstanding common shares as the assumed exercise of outstanding options and warrants would be anti-dilutive.

At March 31, 2010 and 2009 potential common shares not included in calculating diluted net loss per share are as follows:

	2010	2009
Stock options	19,209,000	12,166,000
Warrants	1,000,000	1,000,000

Total	20,209,000	13,166,000

[12] Business segments and geographic information:

The Company operates in one business segment, which is to develop therapeutic and diagnostic products for the treatment of various cancers. Accordingly, the accompanying financial statements are reported in the aggregate, including all activities in one segment. The Company did not have any foreign operations.

[13] Recently adopted accounting pronouncements

Variable Interest Entities — In June 2009, the FASB issued Accounting Standards Update No. 2009-17 (FASB ASU 09-17), “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities.” FASB ASU 09-17 modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The new guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This standard requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This standard also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This standard is effective for fiscal years beginning after November 15, 2009. The adoption of this standard did not have a material effect on our financial statements.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Unaudited Condensed Financial Statements—(Continued)

NOTE C—SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[13] Recently adopted accounting pronouncements (CONTINUED)

Fair Value Measurements — In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (FASB ASU 10-06), “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” FASB ASU 10-06 provides new requirements for disclosures about transfers into and out of Level 1 and 2 inputs and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The new requirements clarify existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. These requirements are effective for the first reporting period, including interim periods, beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchase, sales, issuance, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The future requirements of this standard are not expected to have a material effect on our financial statements.

[14] Recent accounting pronouncements not yet adopted

Multiple-Deliverable Revenue Arrangements — In October 2009, the FASB issued Accounting Standards Update No. 2009-13 (FASB ASU 09-13), “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force).” FASB ASU 09-13 updates the existing multiple-element arrangement guidance currently in FASB Topic 605-25 (Revenue Recognition – Multiple-Element Arrangements). This new guidance eliminates the requirement that all undelivered elements have objective evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the first annual period beginning on or after June 15, 2010. We may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. The future requirements of this standard are not expected to have a material effect on our financial statements.

NOTE D – FAIR VALUE

Fair value is defined as an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. To increase the comparability of fair value measurements, the following hierarchy prioritizes the inputs according to valuation methodologies used to measure fair value:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3	Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Unaudited Condensed Financial Statements—(Continued)

NOTE D – FAIR VALUE (CONTINUED)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Total investments in certificates of deposit held by the Company with a fair value at March 31, 2010 and December 31, 2009 of $7,813,828 and $7,759,598, respectively, are classified as Level 1 within the fair value hierarchy. The original maturity dates of these certificates of deposit are greater than three months.

NOTE E—INCOME TAXES

At March 31, 2010, management had recorded a full valuation allowance against the net deferred tax assets related to temporary differences and current operating losses because there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more-likely-than-not that the net deferred tax assets will not be realized.

As defined in Section 382 of the Internal Revenue Code, the Company may have undergone, or may undergo in the future, a greater than fifty percent ownership change as a result of financing initiatives. Consequently, there may be limitations on the amount of the Company's NOLs which may be utilized to offset future taxable income in any one year.

The Company had no adjustments to uncertain tax positions during the three months ended March 31, 2010.

Estimated interest and penalties related to the underpayment or late payment of income taxes are classified as a component of income tax provision (benefit) in the statements of operations. The Company had accrued no interest or penalties during the three months ended March 31, 2010 and 2009.

The Company’s tax returns filed in multiple jurisdictions are subject to audit by taxing authorities. As of March 31, 2010 years 2006 and after remain open for audit by taxing authorities.

NOTE F—EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION

[1] Common stock:

Under the Private Placement Memorandum (“PPM 2008”) dated June 15, 2008, the Company offered 3,000,000 shares of common stock for aggregate proceeds of $15,000,000 at a purchase price of $5.00 per share of common stock. The proceeds were primarily for product development and the commencement of a Phase I/II clinical trial for a therapeutic product against pancreatic cancer. Additionally, the proceeds were used for pre-clinical testing of the antibodies in animals per FDA requirements and working capital needs. The Company sold 800,780 shares of common stock at $5.00 per share, for total gross proceeds of approximately $4,003,900 during the three months ended March 31, 2009. In connection with the PPM 2008, the Company incurred finder's fees of $234,160 during the three months ended March 31, 2009. At March 31, 2009, $212,000 was recorded as subscriptions receivable for subscriptions executed in March 2009. Subscriptions receivable were collected on various dates through April 13, 2009.

Under a Private Placement Memorandum (“PPM 2010”) dated January 4, 2010, the Company offered 4,000,000 shares of common stock for aggregate proceeds of $50,000,000, before offering costs, at a purchase price of $12.50 per share of common stock. The proceeds are being used to fund clinical trials, to develop diagnostic products and to fund the Company's ongoing research and development programs, patent expenses, operating expense and working capital needs. The Company sold 59,500 shares of common stock at $12.50 per share, for total gross proceeds of approximately $743,750 during the three months ended March 31, 2010. In connection with the PPM 2010, the Company incurred finder's fees of $40,906 the three months ended March 31, 2010. At March 31, 2010, $87,500 was recorded as subscriptions receivable for subscriptions executed in March 2010. Subscriptions receivable were collected by April 2, 2010.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Unaudited Condensed Financial Statements—(Continued)

NOTE F—EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION (CONTINUED)

[2] Share-based compensation:

Under the 2005 Employee, Director and Consultant Stock Option Plan (the “Plan”), the Company is authorized to issue incentive stock options and non-qualified stock options, at the discretion of the Board of Directors, to purchase shares of common stock. The Plan is to terminate in August 2015. At various times, the Board of Directors has approved the increase in total number of options available for grant under the Plan. At March 31, 2010, there were a total of 20,000,000 options available for grant under the plan. As the Stock Option Plan Administrators, the CEO and the CFO may grant options to non-executive officers without further Board of Directors approval. Any options to be granted to executive officers must be approved by the Board of Directors. The exercise price is determined by the Board of Directors at the time of the granting of an option. Options granted to officers and employees vest over a period not greater than four years, and expire no later than ten years from the date of grant.

During the three months ended March 31, 2010 and 2009, the Company granted, under the Plan, 420,000 and 1,000,000 options, respectively, to employees, directors, consultants and committee members.

The Black-Scholes option pricing model was used to determine the fair value of options granted. The fair value of options at date of grant and the assumptions utilized to determine such values are indicated in the following table:

	Three Months Ended March 31,
	2010	2009
Range of fair value at date of grant for options granted during the period	$5.52 - 8.63	$3.69
Dividend yield	0%	0%
Expected volatility	87%	75%
Range of risk free interest rate	2.55% - 2.56%	1.60%
Expected life	5 years	5 years

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates, and expected terms. As a private company, the Company has limited historical data on the price of its shares, the Company has identified several similar entities from which to estimate our expected volatility. The expected volatility rates are estimated based on historical and implied volatilities of these companies’ common stock. The risk-free interest rates are based on the U.S Treasury securities constant maturity rate that corresponds to the expected life. The expected life represents the average time that options that vest are expected to be outstanding based on the vesting provisions and our historical exercise, cancellation and expiration patterns. The Company estimates pre-vesting forfeitures when recognizing stock-based compensation expense based on historical rates and forward-looking factors. The Company updates these assumptions at least on an annual basis and on an interim basis if significant changes to the assumptions are warranted. The Company adjusts the estimated forfeiture rate to our actual experience. Another critical input in the Black-Scholes option pricing model is the current value of the common stock underlying the stock options. The Company uses recent sales of its common stock to determine the value of its common stock.

For the three months ended March 31, 2010 and 2009, the share-based compensation charge for all options discussed above was $1,949,574 and $4,060,937, respectively, which was recorded in general and administrative expenses, and $440,710 and $432,662, respectively, recorded in research and development expenses.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Unaudited Condensed Financial Statements—(Continued)

NOTE F—EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION (CONTINUED)

[2] Share-based compensation (continued)

A summary of the status of all stock options discussed above as of March 31, 2010 and 2009, and changes during the three months then ended is presented below (in thousands, except per share data):

	2010		2009		Weighted Average Remaining Contractual Term
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	18,789	$5.28	11,166	$3.83
Granted	420	10.36	1,000	6.00
Exercised	—	—	—	—
Forfeited/expired	—	—	—	—

Outstanding at end of period	19,209	5.39	12,166	4.01	3.49 Years

Options exercisable at period end	15,907	4.97	10,911	4.02	3.32 Years

Vested and expected to vest at period end	15,907	4.97	12,911	4.02	3.32 Years

Weighted average grant date fair value of options granted during the period		7.15		3.69

The following table summarizes information about stock options outstanding at March 31, 2010 (in thousands, except per share data):

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.00 - $2.00	1,105	0.89	$1.85	1,105	$1.85
$3.00 - $4.00	6,287	2.70	$3.38	5,782	$3.34
$5.00 - $6.00	6,018	3.79	$5.47	5,741	$5.50
$7.00 - $10.00	5,579	4.35	$8.00	3,279	$8.00
$11.00 - $14.00	220	5.00	$12.50	—	$12.50

	19,209	3.49	5.39	15,907	4.97

There were approximately 3,302,000 stock options that have not vested as of March 31, 2010. There is approximately $14,883,000 of unrecognized stock compensation related to unvested awards expected to be recognized over the next 48 months. The Company has estimated a zero forfeiture rate for options granted to employees for the three months ended March 31, 2010.

As of March 31, 2010, options outstanding had an intrinsic value of $136,483,000.

NEOGENIX ONCOLOGY, INC.

(a development stage enterprise)

Notes to Unaudited Condensed Financial Statements—(Continued)

NOTE F—EQUITY TRANSACTIONS AND SHARE-BASED COMPENSATION (CONTINUED)

[3] Warrants:

A summary of the status of all warrants as of March 31, 2010, and changes during the three months then ended is presented below (in thousands, except per share data):

	Warrants	Weighted Average Exercise Price
Outstanding at beginning of period	1,000	$5.00
Granted	—	—
Exercised	—	—
Forfeited/expired	—	—

Outstanding at end of period	1,000	5.00

Warrants exercisable at period end	1,000	5.00

The outstanding warrants have a remaining contractual life of approximately 3.75 years as of March 31, 2010.

NOTE G—RELATED PARTY TRANSACTIONS

The spouse and a daughter of the former CEO, who is currently a stockholder, provide marketing, investor relations and computer services to the Company. For the three months ended March 31, 2010 and 2009, total fees paid were $17,356 and $12,869, respectively.

A consulting company, owned 100% by the CFO, provides technology maintenance and support to the Company at a fee of $15,000 annually.

The Company has an agreement with a placement agent who is an investor in the Company, to pay between 8.5% and 10% of the gross proceeds raised from new investors introduced by this entity to the Company as finder's fees. Total amounts earned by the entity for the three months ended March 31, 2010 and 2009 were $13,281 and $188,290, respectively.

NOTE H—SUBSEQUENT EVENTS

On April 14, 2010, the Company entered into Service Agreements (the “Selexis h16C3 and 31.1 Agreements”) with Selexis for the development of high-expression production cell lines expressing our h16C3 and 31.1 antibodies. The Company has already paid a portion of the price of the services, with other payments due upon shipment to the Company of the clonal cell lines and delivery of the final report. Such amounts are fixed at approximately $400,000 and is expected to be paid during 2010. Selexis has not completed its work under the Selexis h16C3 and 31.1 Agreements. The Company has the right to terminate the Selexis h16C3 and 31.1 Agreements at any time and without cause. The Selexis h16C3 and 31.1 Agreements each contain an option to enter into a commercial license agreement with Selexis to commercialize the Selexis- developed high performance cell line, similar in its terms to that for NPC- 1C.

Subsequent to March 31, 2010, the Company sold 112,800 shares of common stock under PPM 2010 with gross proceeds of $1,410,000 and finder’s fees of $55,250.